Exhibit 99.1

Report to Shareholders for the Third Quarter, 2024 www.cibc.com August 29, 2024
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2024.
Third quarter highlights

	Q3/24	Q3/23 (1)	Q2/24	YoY Variance	QoQ Variance
Revenue	$6,604 million	$5,852 million	$6,164 million	+13%	+7%
Reported Net Income	$1,795 million	$1,432 million	$1,749 million	+25%	+3%
Adjusted Net Income (2)	$1,895 million	$1,475 million	$1,718 million	+28%	+10%
Adjusted pre-provision, pre-tax earnings (2)	$2,939 million	$2,602 million	$2,690 million	+13%	+9%
Reported Diluted Earnings Per Share (EPS)	$1.82	$1.47	$1.79	+24%	+2%
Adjusted Diluted EPS (2)	$1.93	$1.52	$1.75	+27%	+10%
Reported Return on Common Shareholders’ Equity (ROE) (3)	13.2%	11.6%	13.7%
Adjusted ROE (2)	14.0%	12.0%	13.4%
Net interest margin on average interest-earnings assets (3)(4)	1.50%	1.49%	1.46%
Net interest margin on average interest-earnings assets (excluding trading) (3)(4)	1.84%	1.67%	1.72%
Common Equity Tier 1 (CET1) Ratio (5)	13.3%	12.2%	13.1%
Results for the third quarter of 2024 were affected by the following items of note aggregating to a negative impact of $0.11 per share:
•
$88 million charge to income tax related to the enactment of a Federal tax measure that denies the dividends received deduction for banks
(6)
($123 million tax equivalent basis (TEB) revenue reversal and tax recovery in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $88 million tax charge in Capital Markets and Direct Financial Services);

•	$15 million ($11 million after-tax) amortization of acquisition-related intangible assets; and
•
$2 million ($1 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management).

Our CET1 ratio
(5)
was 13.3% at July 31, 2024, compared with 13.1% at the end of the prior quarter. CIBC’s leverage ratio
(5)
and liquidity coverage ratio
(5)
at July 31, 2024 were 4.3% and 126%, respectively.
Our strong third quarter results reflect the consistent, disciplined execution of our client-focused strategy and the diversification of our North American platform as we continue to create value for our stakeholders. We’re deepening client relationships, and have both a highly connected team and a strong balance sheet, all of which are contributing to CIBC’s continued momentum.
Core business performance
Canadian Personal and Business Banking
reported net income of $628 million for the third quarter, up $129 million or 26% from the third quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher expenses. The higher revenue was mainly driven by higher net interest margin, volume growth and higher fees. Adjusted pre-provision, pre-tax earnings
(2)
were $1,217 million, up $65 million from the third quarter a year ago, as higher revenue was partially offset by higher adjusted
(2)
non-interest expenses mainly due to a software impairment charge, higher employee-related and performance-based compensation, and higher spending on strategic initiatives.

(1)
Certain comparative amounts have been restated to reflect the adoption of IFRS 17 “Insurance Contracts” (IFRS 17) in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.

(2)
This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest
expenses and adjusted net income on pages 9 to 13; and adjusted pre-provision, pre-tax earnings on page 14.

(3)	For additional information on the composition, see the “Glossary” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The Basel III reforms related to market risk and credit valuation adjustments were implemented as of November 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(6)
This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note. This item of note is equal and offsetting to the sum of the related items of note in the first and second quarters of 2024.

Canadian Commercial Banking and Wealth Management
reported net income of $468 million for the third quarter, up $1 million from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses. The increase in revenue was due to higher fee-based revenue from market appreciation, higher commission revenue from increased client activity, and higher net interest income in wealth management. Commercial banking revenue was lower compared to the prior year due to lower deposit margins, partially offset by volume growth. Expenses increased primarily due to higher performance-based compensation and higher spending on strategic initiatives. Adjusted pre-provision, pre-tax earnings
(1)
were $687 million, up $11 million from the third quarter a year ago, due to higher wealth management revenue, partially offset by lower commercial banking revenue.
U.S. Commercial Banking and Wealth Management
reported net income of $215 million (US$158 million) for the third quarter, up $142 million (US$103 million or 187%) from the third quarter a year ago, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings
(1)
were $320 million (US$234 million), down $14 million (US$17 million) from the third quarter a year ago, as higher revenue was more than offset by higher expenses. Higher revenue was primarily due to higher fees from loan syndications as well as market appreciation, partially offset by lower deposit margins.
Non-interest
expenses increased mainly due to higher spending on strategic and infrastructure initiatives, including higher performance-based and employee-related compensation.
Capital Markets and Direct Financial Services
reported net income of $388 million for the third quarter, down $106 million or 21% from the third quarter a year ago, primarily due to higher non-interest expenses, a higher provision for credit losses and lower revenue from our global markets business, partially offset by higher revenue from our direct financial services and corporate and investment banking businesses. Expenses were up due to higher legal provisions, higher performance-based and employee-related compensation, and higher spending on strategic initiatives. Adjusted pre-provision,
pre-tax earnings
(1)
were up $19 million or 3% from the third quarter a year ago due to higher revenue, largely offset by higher expenses.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
Team CIBC raised $1,225,000 for the 28th annual Tour CIBC Charles-Bruneau. In total, $3,525,000 was raised marking CIBC’s 18th year as title partner of this tour, with a commitment to continue the sponsorship for the next three years.

•
Team CIBC fundraised $400,000 celebrating the 10th anniversary of the CIBC Community Cup (Soccer Day) in support of the United Way of Greater Toronto campaign, chaired this year by CIBC’s CEO, Victor G. Dodig.

•
CIBC and MaRS Discovery District announced the winners of the fourth and final Inclusive Design Challenge, which was focused on artificial intelligence bias in recruitment practices and its disproportionate impact on persons with disabilities.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2024

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2023 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2024
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2023 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	50–53		90–92	104–107

	3	Top and emerging risks	28–30			55–58

	4	Key future regulatory ratio requirements	25, 40–42	74	16, 25	37, 39–41, 79, 80, 171–172

Risk governance, risk management and business model	5	Risk management structure				48, 49
	6	Risk culture and appetite				47, 50–52
	7	Risks arising from business activities	31			53, 58
	8	Bank-wide stress testing	34			35–36, 54, 62, 68, 75, 77
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	24	74		35–37, 171–172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			15–18	40
	11	Regulatory capital flow statement			19	41
	12	Capital management and planning				43–45, 171–172
	13	Business activities and risk-weighted assets	31		5	42–43, 58
	14	Risk-weighted assets and capital requirements			5	38, 42–43
	15	Credit risk by major portfolios			38–52	60–66
	16	Risk-weighted assets flow statement			5, 10	42–43

	17	Back-testing of models			88, 89	54, 62, 73
Liquidity	18	Liquid assets	39			78
Funding	19	Encumbered assets	40			78

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	44–45			82

	21	Funding strategy and sources	43			81
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	37			72

	23	Significant trading and non-trading market risk factors	37–38			72–76

	24	Model assumptions, limitations and validation procedures				72–76

	25	Stress testing and scenario analysis				35, 75
Credit risk	26	Analysis of credit risk exposures	32–36		11–12, 84–87	63–70, 143–150, 190

	27	Impaired loan and forbearance techniques	32, 35			60, 68, 89, 123–124

	28	Reconciliation of impaired loans and the allowance for credit losses	35	68		68, 144

	29	Counterparty credit risk arising from derivatives			55–57, 70–73, 87, 35 (1)	60, 64, 82, 159–161

	30	Credit risk mitigation	32		29, 72, 87	60, 160–161
Other risks	31	Other risks	45			83–87

	32	Discussion of publicly known risk events		77		83, 183
(1)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2024	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2024 compared with corresponding periods. The MD&A should be read in conjunction with our 2023 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 28, 2024. Additional information relating to CIBC is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 47 to 53.

Contents

2	Third quarter financial highlights

3	External reporting changes

3	Financial performance overview
3	Economic outlook
3	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

15	Strategic business units overview
15	Canadian Personal and Business Banking
16	Canadian Commercial Banking and Wealth Management
18	U.S. Commercial Banking and Wealth Management
20	Capital Markets and Direct Financial Services
21	Corporate and Other

23	Financial condition
23	Review of condensed consolidated balance sheet
24	Capital management
27	Off-balance sheet arrangements

28	Management of risk
28	Risk overview
28	Top and emerging risks
32	Credit risk
37	Market risk
39	Liquidity risk
45	Other risks

45	Accounting and control matters
45	Critical accounting policies and estimates
45	Accounting developments
46	Other regulatory developments
46	Controls and procedures
46	Related-party transactions

47	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of above-target inflation, still-elevated interest rates, the impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2024	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)
	Financial results ($ millions)
	Net interest income	$3,532	$3,281	$3,236	$10,062	$9,628
	Non-interest income	3,072	2,883	2,616	8,927	7,857
	Total revenue	6,604	6,164	5,852	18,989	17,485
	Provision for credit losses	483	514	736	1,582	1,469
	Non-interest expenses	3,682	3,501	3,307	10,648	10,909
	Income before income taxes	2,439	2,149	1,809	6,759	5,107
	Income taxes	644	400	377	1,487	1,553
	Net income	$1,795	$1,749	$1,432	$5,272	$3,554
	Net income attributable to non-controlling interests	$9	$10	$10	$31	$30
	Preferred shareholders and other equity instrument holders	63	61	66	191	205
	Common shareholders	1,723	1,678	1,356	5,050	3,319
	Net income attributable to equity shareholders	$1,786	$1,739	$1,422	$5,241	$3,524
	Financial measures
	Reported efficiency ratio (2)	55.8%	56.8%	56.5%	56.1%	62.4%
	Reported operating leverage (2)	1.5%	(3.4)%	1.2%	11.0%	(10.7)%
	Loan loss ratio (3)	0.29%	0.34%	0.35%	0.33%	0.28%
	Reported return on common shareholders’ equity (2)	13.2%	13.7%	11.6%	13.5%	9.7%
	Net interest margin (2)	1.39%	1.35%	1.36%	1.35%	1.36%
	Net interest margin on average interest-earning assets (2)(4)	1.50%	1.46%	1.49%	1.46%	1.51%
	Return on average assets (2)(4)	0.71%	0.72%	0.60%	0.71%	0.50%
	Return on average interest-earning assets (2)(4)	0.76%	0.78%	0.66%	0.77%	0.56%
	Reported effective tax rate	26.4%	18.6%	20.9%	22.0%	30.4%
Common share information
Per share ($)	– basic earnings	$1.83	$1.79	$1.48	$5.39	$3.64
	– reported diluted earnings	1.82	1.79	1.47	5.38	3.63
	– dividends	0.90	0.90	0.87	2.70	2.57
	– book value (5)	55.66	53.35	50.00	55.66	50.00
Closing share price ($)		71.40	64.26	58.08	71.40	58.08
Shares outstanding (thousands)	– weighted-average basic	943,467	937,849	918,551	937,696	912,542
	– weighted-average diluted	945,784	939,813	919,063	939,292	913,351
	– end of period	944,590	943,002	924,034	944,590	924,034
	Market capitalization ($ millions)	$67,444	$60,597	$53,668	$67,444	$53,668
	Value measures
	Total shareholder return	12.65%	7.16%	3.85%	52.08%	(1.72)%
	Dividend yield (based on closing share price)	5.0%	5.7%	5.9%	5.1%	5.9%
	Reported dividend payout ratio (2)	49.3%	50.3%	59.0%	50.1%	70.7%
	Market value to book value ratio	1.28	1.20	1.16	1.28	1.16
	Selected financial measures – adjusted (6)
	Adjusted efficiency ratio (7)	55.5%	56.4%	55.8%	55.3%	55.8%
	Adjusted operating leverage (7)	0.6%	0.5%	(0.1)%	1.0%	(0.6)%
	Adjusted return on common shareholders’ equity	14.0%	13.4%	12.0%	13.8%	13.8%
	Adjusted effective tax rate	22.8%	21.1%	21.0%	22.1%	21.2%
	Adjusted diluted earnings per share (EPS)	$1.93	$1.75	$1.52	$5.50	$5.16
	Adjusted dividend payout ratio	46.6%	51.3%	57.2%	49.1%	49.8%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$301,771	$284,673	$247,525	$301,771	$247,525
	Loans and acceptances, net of allowance for credit losses	550,149	543,897	538,216	550,149	538,216
	Total assets	1,021,407	1,001,758	942,975	1,021,407	942,975
	Deposits	743,446	731,952	704,505	743,446	704,505
	Common shareholders’ equity (2)	52,580	50,311	46,198	52,580	46,198
	Average assets (4)	1,012,012	990,022	943,640	994,820	943,307
	Average interest-earning assets (2)(4)	938,914	915,294	862,064	919,012	854,040
	Average common shareholders’ equity (2)(4)	51,916	49,809	46,392	50,107	45,691
	Assets under administration (AUA) (2)(8)(9)	3,475,292	3,280,627	3,003,629	3,475,292	3,003,629
	Assets under management (AUM) (2)(9)	371,950	349,158	313,635	371,950	313,635
	Balance sheet quality and liquidity measures (10)
	Risk-weighted assets (RWA) ($ millions)	$329,202	$326,514	$317,773	$329,202	$317,773
	Common Equity Tier 1 (CET1) ratio	13.3%	13.1%	12.2%	13.3%	12.2%
	Tier 1 capital ratio	14.8%	14.7%	13.7%	14.8%	13.7%
	Total capital ratio	17.1%	17.0%	15.9%	17.1%	15.9%
	Leverage ratio	4.3%	4.3%	4.2%	4.3%	4.2%
	Liquidity coverage ratio (LCR)	126%	129%	131%	n/a	n/a
	Net stable funding ratio (NSFR)	116%	115%	117%	116%	117%
	Other information
	Full-time equivalent employees	48,552	47,774	48,718	48,552	48,718
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)	For additional information on the composition, see the “Glossary” section.
(3)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

(7)
Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a tax equivalent basis (TEB) for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the change in presentation adopted in the first quarter of 2024.

(8)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,725.2 billion (April 30, 2024: $2,572.4 billion; July 31, 2023: $2,368.8 billion).

(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The Basel III reforms related to market risk and credit valuation adjustments were implemented as of November 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

n/a	Not applicable.

2	CIBC THIRD QUARTER 2024

External reporting changes
The following external reporting changes were made in the first quarter of 2024. Prior period amounts were restated accordingly.
Adoption of IFRS 17 “Insurance Contracts” (IFRS 17)
We adopted IFRS 17 “Insurance Contracts” (IFRS 17), commencing November 1, 2023, which replaced IFRS 4 “Insurance Contracts” (IFRS 4). The adoption of IFRS 17 required us to restate the comparative year ended October 31, 2023. Insurance results are now presented in Income from insurance activities, net under Non-interest income, which replaced Insurance fees, net of claims in the income statement. For further details on the adoption of IFRS 17, see Note 1 to the interim consolidated financial statements. Regulatory capital measures for prior periods have not been restated.
Financial performance overview
Economic outlook
Tight monetary policy is expected to result in a continuation of below-normal global growth for the remainder of 2024, despite central banks either having already eased policy or likely to begin that process soon. The eurozone and the United Kingdom (U.K.) have emerged from recessions, but are still growing at a sluggish pace. China’s economic growth rate has been held back by soft domestic demand. The global slowdown will result in many commodity prices at lower average levels in 2024 and 2025 than what persisted earlier in this expansion, although geopolitical risks to supply could bring upward pressure in some commodities. Despite military disruptions to traffic in the Suez Canal and an increase in shipping costs, supply chains should continue to see further improvement from the recovery in global inventories after earlier COVID-19 shutdowns, and from the expected easing in global demand pressures.
In Canada, the Bank of Canada has reduced its overnight rate target by 50 basis points, with a further 75 basis points of easing expected over the balance of calendar 2024. Interest rates will still be at levels that constrain consumer demand and housing activity. That is likely to hold economic growth to roughly 1% for 2024 as a whole, and coupled with strong population growth that is boosting labour supply, that could see the unemployment rate edging up to a peak of 6.6% this year. Along with softer global price pressures, sluggish demand should allow Consumer Price Index (CPI) inflation to end the year close to the 2% target, paving the way for further interest rate relief, better economic growth and a falling unemployment rate in 2025.
The U.S. has been much more resilient in the face of higher interest rates, but growth has still moderated from the very brisk pace seen in the second half of 2023. High interest rates are slowing consumer spending, while weak global growth is constraining exports. Diminished household savings and the drag on rate-sensitive demand for housing and durables should see a further deceleration in the latter half of the year, but growth for 2024 as a whole could still be near 2.5%. The deceleration in quarterly growth has caused the unemployment rate to increase above 4%, and we expect it to reach 4.5% in the coming months, allowing wage pressures to continue to ease. With core inflation measures decelerating, Federal Reserve is expected to cut its target rate by 75 basis points in the latter half of the year, with room to cut more aggressively if downside risks emerge, and with further rate cuts expected for 2025.
The soft pace of Canadian economic growth, and high interest rates in the first half of the year, will continue to pose challenges for some of our strategic business units (SBUs) for the remainder of the year and for early 2025. Higher levels of unemployment and higher interest rates have resulted in a moderate deterioration in business and household credit quality. Deterioration in the credit quality of select sectors, including the U.S. office real estate market, could continue in response to worsening economic or market conditions. Deposit growth will be slow, as quantitative tightening will continue to require bonds currently held by the central bank to be financed in the public markets, with a steeper yield curve resulting in greater growth in term deposits relative to short-term deposits. While interest rates have started to decline, we expect the impact on our net interest margins to be relatively stable for the remainder of 2024.
For Canadian Personal Banking, mortgage growth is expected to remain soft before picking up next year, in line with sluggish home sale volumes and little change in average house prices. Although year-over-year non-mortgage consumer credit demand will be supported by population growth and lower inflation, weaker discretionary spending will contribute to slower growth in dollar terms.
Canadian commercial, and corporate banking loan growth is expected to pick up in the second half of 2024 as a result of recent interest rate relief and the expectation of better economic growth. In our U.S. commercial banking and wealth businesses, loan growth has slowed, consistent with industry trends, but is expected to improve in conjunction with expected interest rate reductions in late 2024 and 2025.
Financial markets benefitted from the recent interest rate reductions in Canada and will continue to benefit from expectations for central bank interest rate reductions later in the year. While we expect that softer economic conditions will impact corporate earnings, Canadian and U.S. wealth management businesses should benefit as 2024 progresses as markets look ahead to a more supportive interest rate environment in 2025.
Corporate and investment banking is expected to continue to benefit from merger and acquisition activity that continues to recover from the low levels in early 2023, and corporate bond issuance is expected to pick up later in 2024, given the expected interest rate path.
The economic outlook described above reflects numerous assumptions regarding the economic impact of high interest rates, the easing of inflationary pressures, as well as the global economic risks emanating from the war in Ukraine, conflict in the Middle East and trade frictions between China and other countries. As a result, actual experience may differ materially from expectations. The impact of geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 6 to our interim consolidated financial statements for further details.
Significant events
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024 upon the satisfaction of the closing conditions, and was not material. The Sint Maarten transaction is subject to closing conditions, and is expected to be finalized in the second quarter of 2025. The impact upon closing is not expected to be material.

CIBC THIRD QUARTER 2024	3

Financial results review
Reported net income for the quarter was $1,795 million, compared with $1,432 million for the same quarter last year, and $1,749 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,895 million, compared with $1,475 million for the same quarter last year, and $1,718 million for the prior quarter.
Reported diluted EPS for the quarter was $1.82, compared with $1.47 for the same quarter last year, and $1.79 for the prior quarter.
Adjusted diluted EPS
(1)
for the quarter was $1.93, compared with $1.52 for the same quarter last year, and $1.75 for the prior quarter.
In the current quarter, the following items of note increased non-interest expenses by $17 million, increased income taxes by $83 million and decreased net income by $100 million:
•
$88 million charge to income tax related to the enactment of a Federal tax measure that denies the dividends received deduction for banks
(2)
($123 million TEB revenue reversal and tax recovery in Capital Markets and Direct Financial Services with offsets in Corporate and Other; $88 million tax charge in Capital Markets and Direct Financial Services);

•
$15 million ($11 million after-tax) amortization of acquisition-related intangible assets ($5 million after-tax in Canadian Personal and Business Banking, and $6 million after-tax in U.S. Commercial Banking and Wealth Management); and

•
$2 million ($1 million after-tax) charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management).

Net interest income
(3)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Net interest income consists of:
Non-trading net interest income (3)	$3,810	$3,443	$3,338	$10,712	$9,764
Trading net interest income (3)(4)	(278)	(162)	(102)	(650)	(136)
	$3,532	$3,281	$3,236	$10,062	$9,628
Net interest income was up $296 million or 9% from the same quarter last year, primarily due to volume growth across our businesses, higher treasury revenue, the conversion of bankers’ acceptances to Daily Compounded Canadian Overnight Repo Rate Average (CORRA) loans, and higher net interest margin in our non-trading businesses, partially offset by lower trading net interest income.
Net interest income was up $251 million or 8% from the prior quarter, primarily due to the impact of additional days in the current quarter, volume growth across our businesses, higher treasury revenue, the conversion of bankers’ acceptances to CORRA loans, and higher net interest margin in our non-trading businesses, partially offset by lower trading net interest income.
Net interest income for the nine months ended July 31, 2024 was up $434 million or 5% from the same period in 2023, primarily due to volume growth across our businesses, higher net interest margin in our non-trading businesses and the conversion of bankers’ acceptances to CORRA loans, partially offset by lower trading net interest income.
Non-interest income
(3)
Non-interest income was up $456 million or 17% from the same quarter last year, primarily due to higher trading non-interest income, higher fee-based revenue, higher card fees and higher commissions on securities transactions, partially offset by lower credit fees as a result of the conversion of bankers’ acceptances to CORRA loans. The same quarter last year included a commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Non-interest income was up $189 million or 7% from the prior quarter, primarily due to higher trading non-interest income and higher other treasury revenue, partially offset by lower gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net.
Non-interest income for the nine months ended July 31, 2024 was up $1,070 million or 14% from the same period in 2023, primarily due to higher trading non-interest income, higher underwriting and advisory fees, higher investment management and custodial fees, higher commissions on securities transactions, higher card fees and income (loss) from equity-accounted associates and joint ventures.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note. This item of note is equal and offsetting to the sum of the related items of note in the first and second quarters of 2024.

(3)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in accordance with OSFI’s CAR Guideline. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

(4)
Does not include a reversal of a TEB adjustment of $123 million for the quarter ended July 31, 2024 (April 30, 2024: does not include a TEB adjustment of $71 million; July 31, 2023: does not include a TEB adjustment of $66 million) and does not include a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: does not include a TEB adjustment of $192 million).

4	CIBC THIRD QUARTER 2024

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$302	$270	$244	$857	$663
Canadian Commercial Banking and Wealth Management	35	5	38	56	97
U.S. Commercial Banking and Wealth Management	15	161	174	365	315
Capital Markets and Direct Financial Services	42	6	5	54	(2)
Corporate and Other	10	5	17	11	43
	404	447	478	1,343	1,116
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	36	–	179	80	41
Canadian Commercial Banking and Wealth Management	7	32	2	43	35
U.S. Commercial Banking and Wealth Management	32	25	81	112	286
Capital Markets and Direct Financial Services	3	10	1	15	17
Corporate and Other	1	–	(5)	(11)	(26)
	79	67	258	239	353
	$483	$514	$736	$1,582	$1,469
Provision for credit losses was $483 million, down $253 million from the same quarter last year. Provision for credit losses on performing loans was down as the same quarter last year included an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down mainly due to lower provisions in U.S. Commercial Banking and Wealth Management, partially offset by higher provisions in Canadian Personal and Business Banking, and Capital Markets and Direct Financial Services.
Provision for credit losses was down $31 million from the prior quarter. Provision for credit losses on performing loans was up mainly due to higher provisions in Canadian Personal and Business Banking, partially offset by lower provisions in Canadian Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was down due to lower impairments in U.S. Commercial Banking and Wealth Management, partially offset by higher provisions across all other SBUs.
Provision for credit losses for the nine months ended July 31, 2024 was up $113 million from the same period in 2023. Provision for credit losses on performing loans was down mainly due to lower provisions in U.S. Commercial Banking and Wealth Management, partially offset by higher provisions in Canadian Personal and Business Banking. Provision for credit losses on impaired loans was up due to higher impairments in Canadian Personal and Business Banking, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services, partially offset by lower provisions in Canadian Commercial Banking and Wealth Management, and Corporate and Other.
Non-interest expenses
Non-interest expenses were up $375 million or 11% from the same quarter last year, primarily due to higher performance-based and employee-related compensation, and higher computer, software and office equipment expenses related to higher spending on strategic initiatives and a software impairment charge.
Non-interest expenses were up $181 million or 5% from the prior quarter, primarily due to higher performance-based and employee-related compensation, and higher computer, software and office equipment expenses related to higher spending on strategic initiatives and a software impairment charge.
Non-interest expenses for the nine months ended July 31, 2024 were down $261 million or 2% from the same period in 2023, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note, partially offset by higher performance-based and employee-related compensation, and higher computer, software and office equipment expenses related to higher spending on strategic initiatives and a software impairment charge.
Taxes
Income tax expense was up $267 million or 71% from the same quarter last year, and was up $244 million or 61% from the prior quarter, due in part to a charge resulting from the enactment of the federal tax measure that denies the dividends received deduction for banks, shown as an item of note.
Income tax expense for the nine months ended July 31, 2024 was down $66 million or 4% from the same period in 2023, as the first quarter of 2023 included an income tax charge taken to recognize the Canada Recovery Dividend (CRD) tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.
Bill C-59, which included certain tax measures from the 2023 fall economic statement and 2023 federal budget, was enacted on June 20, 2024. Bill C-59 included the denial of the dividends received deduction in respect of Canadian shares held by Canadian banks as mark-to-market property, as well as a 2% tax on certain share buy backs, each with an application date of January 1, 2024. Additional proposals in respect of the buy back tax were released on August 12, 2024. The impact of the denial of the dividends received deduction was reflected in income tax expense in the third quarter of 2024.
Bill C-69, which included certain tax measures from the 2024 federal budget and the 2023 fall economic statement, as well as other tax measures, including the Global Minimum Tax Act (GMTA), was also enacted on June 20, 2024. The GMTA implements the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two 15% global minimum tax regime in Canada. Additional proposals in respect of the GMTA were released on August 12, 2024. The Pillar Two rules are in different stages of adoption globally by more than 135 OECD member countries. Canada and certain other countries have enacted Pillar Two legislation that will apply to CIBC beginning in fiscal year 2025. Some countries have not yet released draft legislation and other countries have released proposals that are not yet enacted. We continue to monitor and review the adoption of the Pillar Two regime across the jurisdictions in which we operate, and we continue to evaluate any impact on our global operations, which is not reasonably estimable at this time.
The International Accounting Standards Board (IASB) issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 “Income Taxes” (IAS 12), to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two Model Rules. CIBC has applied this exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes.

CIBC THIRD QUARTER 2024	5

Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the nine months ended
$ millions, except per share amounts	Jul. 31, 2024 vs. Jul. 31, 2023	Jul. 31, 2024 vs. Apr. 30, 2024	Jul. 31, 2024 vs. Jul. 31, 2023
Estimated increase (decrease) in:
Total revenue	$44	$9	$45
Provision for credit losses	2	1	5
Non-interest expenses	21	4	23
Income taxes	5	1	5
Net income	16	3	12
Impact on EPS:
Basic	$0.02	$–	$0.01
Diluted	0.02	–	0.01
Average USD appreciation relative to CAD	2.8%	0.6%	1.0%
Review of quarterly financial information

$ millions, except per share amounts, for the three months ended	2024						2023	(1)	2022
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31		Oct. 31
Revenue
Canadian Personal and Business Banking	$2,598	$2,476	$2,497	$2,458	$2,414	$2,282	$2,262		$2,262
Canadian Commercial Banking and Wealth Management	1,449	1,384	1,374	1,366	1,350	1,336	1,351		1,316
U.S. Commercial Banking and Wealth Management	726	666	681	672	666	648	706		653
Capital Markets and Direct Financial Services (2)	1,348	1,488	1,561	1,290	1,355	1,362	1,481		1,182
Corporate and Other (2)	483	150	108	61	67	76	129		(25)
Total revenue	$6,604	$6,164	$6,221	$5,847	$5,852	$5,704	$5,929		$5,388
Net interest income	$3,532	$3,281	$3,249	$3,197	$3,236	$3,187	$3,205		$3,185
Non-interest income	3,072	2,883	2,972	2,650	2,616	2,517	2,724		2,203
Total revenue	6,604	6,164	6,221	5,847	5,852	5,704	5,929		5,388
Provision for credit losses	483	514	585	541	736	438	295		436
Non-interest expenses	3,682	3,501	3,465	3,440	3,307	3,140	4,462		3,483
Income before income taxes	2,439	2,149	2,171	1,866	1,809	2,126	1,172		1,469
Income taxes	644	400	443	381	377	437	739		284
Net income	$1,795	$1,749	$1,728	$1,485	$1,432	$1,689	$433		$1,185
Net income attributable to:
Non-controlling interests	$9	$10	$12	$8	$10	$11	$9		$7
Equity shareholders	1,786	1,739	1,716	1,477	1,422	1,678	424		1,178
EPS – basic	$1.83	$1.79	$1.77	$1.53	$1.48	$1.77	$0.39		$1.26
– diluted	1.82	1.79	1.77	1.53	1.47	1.76	0.39		1.26
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)
Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets and Direct Financial Services revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.

6	CIBC THIRD QUARTER 2024

Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by organic client growth, and deepening relationships across our client base. The elevated rate environment has contributed to slower growth in loans and deposits and improved net interest margin, through wider deposit margins and favourable business mix, partially offset by compressed loan margins.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In commercial banking, revenue growth has been driven by client demand that has tempered in recent quarters and from an increase in interest rates. In wealth management, the negative impact on AUA and AUM growth and associated fee income from macro environmental factors and volatility in equity markets in the later part of 2022 and 2023 have abated in fiscal 2024.
U.S. Commercial Banking and Wealth Management continues to benefit from organic client acquisition. Deposit balances decreased in the second and third quarters of 2023 which was accompanied by a shift in deposit mix due to the interest rate environment, but average balances increased in the most recent four quarters. Loans declined in the fourth quarter of 2023 and first quarter of 2024, with a return to growth in the second quarter of 2024, although revolver usage remains low. Wealth Management AUA and AUM experienced market-related headwinds and market volatility in the first half of 2023, while recent growth has been positively impacted by market appreciation.
Capital Markets and Direct Financial Services had lower trading revenue in the fourth quarter of 2022, and the third and fourth quarters of 2023. The first quarters of 2023 and 2024 had higher trading revenue driven by robust market conditions and strong client activity.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates. Starting in the second quarter of 2023, funding costs increased due to interest rate volatility, which negatively impacted Corporate and Other. The negative impact lessened as the increased funding costs were passed on to the SBUs over time.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of expected credit losses in the current environment.
The faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the fourth quarter of 2022, and the third and fourth quarters of 2023. Unfavourable credit migration also impacted our provision for credit losses in all quarters in 2023, and in the first, second and third quarters of 2024. An unfavourable change in our outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the second, third and fourth quarters of 2023 and the first quarter of 2024.
In Canadian Personal and Business Banking, provisions on impaired loans continue to trend higher as expected, due to the unfavourable macro environments for the retail portfolios and write-offs from the seasoning of the acquired Canadian Costco credit card portfolio.
In Canadian Commercial Banking and Wealth Management, fiscal 2023 and the first and third quarters of 2024 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the second, third and fourth quarters of 2023 and the first half of 2024 included higher provisions on impaired loans, mainly attributable to the real estate and construction sector.
In Capital Markets and Direct Financial Services, the third quarter of 2024 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable. The fourth quarter of 2023 and the first quarter of 2024 included provision reversals.
Non-interest expenses
Non-interest expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The first and second quarters of 2024 included a charge related to the special assessment imposed by the FDIC, shown as an item of note. The fourth quarter of 2022 and the first quarter of 2023 included increases in legal provisions, while the second quarter of 2023 included a decrease in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, shown as an item of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note. The third quarter of 2024 includes an income tax charge related to the enactment of the Federal tax measure that denies the dividends received deduction for banks, which is shown as an item of note.

CIBC THIRD QUARTER 2024	7

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
Prior to the third quarter of 2024, we also adjusted our SBU results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. In the third quarter of 2024, with the enactment of the denial of the dividends received deduction for Canadian banks in respect of dividends received on Canadian shares (applicable as of January 1, 2024), TEB is no longer being applied to these dividends. In addition, TEB recognized in the first and second quarters of 2024 on impacted dividends was reversed in the third quarter of 2024. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements included in our 2023 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and non-interest expenses to remove the impact of items of note. Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the change in presentation adopted in the first quarter of 2024.
Adjusted operating leverage
We adjust our reported revenue and non-interest expenses to remove the impact of items of note. Commencing the first quarter of 2024, we no longer gross up tax-exempt revenue to bring it to a TEB for the application of this ratio to our consolidated results. Prior period amounts have been restated to conform with the change in presentation adopted in the first quarter of 2024.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision, pre-tax earnings
Pre-provision, pre-tax earnings is calculated as revenue net of non-interest expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision, pre-tax earnings to remove the impact of items of note to calculate the adjusted pre-provision, pre-tax earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In the first quarter of 2024, we increased the common equity allocated to our SBUs to 12% of common equity Tier 1 capital requirements for each SBU, reflecting an increase from 11% in 2023. As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023. For additional information, see the “Risks arising from business activities” section.

8	CIBC THIRD QUARTER 2024

Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In the first quarter of 2024, we increased the common equity allocated to our SBUs, as noted above.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,598	$1,449	$726	$1,348	$483	$6,604	$530
Provision for credit losses	338	42	47	45	11	483	33
Non-interest expenses	1,388	762	416	770	346	3,682	304
Income before income taxes	872	645	263	533	126	2,439	193
Income taxes	244	177	48	145	30	644	35
Net income	628	468	215	388	96	1,795	158
Net income attributable to non-controlling interests	–	–	–	–	9	9	–
Net income attributable to equity shareholders	628	468	215	388	87	1,786	158
Diluted EPS ($)						$1.82
Impact of items of note (1)
Revenue
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	$–	$–	$–	$123	$(123)	$–	$–
Impact of items of note on revenue	–	–	–	123	(123)	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(8)	–	–	(15)	(6)
Charge related to the special assessment imposed by the FDIC	–	–	(2)	–	–	(2)	(2)
Impact of items of note on non-interest expenses	(7)	–	(10)	–	–	(17)	(8)
Total pre-tax impact of items of note on net income	7	–	10	123	(123)	17	8
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	2
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	–	–	–	35	(123)	(88)	–
Charge related to the special assessment imposed by the FDIC	–	–	1	–	–	1	1
Impact of items of note on income taxes	2	–	3	35	(123)	(83)	3
Total after-tax impact of items of note on net income	$5	$–	$7	$88	$–	$100	$5
Impact of items of note on diluted EPS ($) (3)						$0.11
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,598	$1,449	$726	$1,471	$360	$6,604	$530
Provision for credit losses – adjusted	338	42	47	45	11	483	33
Non-interest expenses – adjusted	1,381	762	406	770	346	3,665	296
Income before income taxes – adjusted	879	645	273	656	3	2,456	201
Income taxes – adjusted	246	177	51	180	(93)	561	38
Net income – adjusted	633	468	222	476	96	1,895	163
Net income attributable to non-controlling interests – adjusted	–	–	–	–	9	9	–
Net income attributable to equity shareholders – adjusted	633	468	222	476	87	1,886	163

Adjusted diluted EPS ($)						$1.93
(1)	Items of note are removed from reported results to calculate adjusted results.
(2)
This item of note reports the impact to the consolidated income tax expense in the third quarter of 2024 from the enactment on June 20, 2024 of Bill C-59 that denies the dividends received deduction for dividends received by banks on and after January 1, 2024. The corresponding impact on TEB in Capital Markets and Direct Financial Services and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

(3)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)
CIBC total results excludes a reversal of a TEB adjustment of $123 million for the quarter ended July 31, 2024 (April 30, 2024: excludes a TEB adjustment of $71 million; July 31, 2023: excludes a TEB adjustment of $66 million) and excludes a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: excludes a TEB adjustment of $192 million).

(6)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(7)	Relates to the net legal provisions recognized in the first and second quarters of 2023.
(8)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

CIBC THIRD QUARTER 2024	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,476	$1,384	$666	$1,488	$150	$6,164	$489
Provision for credit losses	270	37	186	16	5	514	136
Non-interest expenses	1,319	720	396	706	360	3,501	290
Income (loss) before income taxes	887	627	84	766	(215)	2,149	63
Income taxes	238	171	(9)	206	(206)	400	(6)
Net income (loss)	649	456	93	560	(9)	1,749	69
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders	649	456	93	560	(19)	1,739	69
Diluted EPS ($)						$1.79
Impact of items of note (1)
Revenue
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	$–	$–	$–	$(71)	$71	$–	$–
Impact of items of note on revenue	–	–	–	(71)	71	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	–	(8)	–	–	(14)	(6)
Charge related to the special assessment imposed by the FDIC	–	–	(13)	–	–	(13)	(10)
Impact of items of note on non-interest expenses	(6)	–	(21)	–	–	(27)	(16)
Total pre-tax impact of items of note on net income	6	–	21	(71)	71	27	16
Income taxes
Amortization of acquisition-related intangible assets	2	–	2	–	–	4	2
Recovery to income tax that will be eliminated with the substantive enactment of a Federal proposal to deny the dividends received deduction for banks (2)	–	–	–	(20)	71	51	–
Charge related to the special assessment imposed by the FDIC	–	–	3	–	–	3	2
Impact of items of note on income taxes	2	–	5	(20)	71	58	4
Total after-tax impact of items of note on net income	$4	$–	$16	$(51)	$–	$(31)	$12
Impact of items of note on diluted EPS ($) (3)						$(0.04)
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,476	$1,384	$666	$1,417	$221	$6,164	$489
Provision for credit losses – adjusted	270	37	186	16	5	514	136
Non-interest expenses – adjusted	1,313	720	375	706	360	3,474	274
Income (loss) before income taxes – adjusted	893	627	105	695	(144)	2,176	79
Income taxes – adjusted	240	171	(4)	186	(135)	458	(2)
Net income (loss) – adjusted	653	456	109	509	(9)	1,718	81
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders – adjusted	653	456	109	509	(19)	1,708	81

Adjusted diluted EPS ($)						$1.75
See previous page for footnote references.

10	CIBC THIRD QUARTER 2024

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,414	$1,350	$666	$1,355	$67	$5,852	$499
Provision for credit losses	423	40	255	6	12	736	191
Non-interest expenses	1,303	674	345	673	312	3,307	258
Income (loss) before income taxes	688	636	66	676	(257)	1,809	50
Income taxes	189	169	(7)	182	(156)	377	(5)
Net income	499	467	73	494	(101)	1,432	55
Net income attributable to non-controlling interests	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders	499	467	73	494	(111)	1,422	55
Diluted EPS ($)						$1.47
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$–	$–	$–	$–	$34	$–
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(13)	–	(3)	(23)	(10)
Impact of items of note on non-interest expenses	(7)	–	(13)	–	(3)	(23)	(10)
Total pre-tax impact of items of note on net income	41	–	13	–	3	57	10
Income taxes
Amortization of acquisition-related intangible assets	2	–	3	–	–	5	3
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Impact of items of note on income taxes	11	–	3	–	–	14	3
Total after-tax impact of items of note on net income	$30	$–	$10	$–	$3	$43	$7
Impact of items of note on diluted EPS ($) (3)						$0.05
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,448	$1,350	$666	$1,355	$67	$5,886	$499
Provision for credit losses – adjusted	423	40	255	6	12	736	191
Non-interest expenses – adjusted	1,296	674	332	673	309	3,284	248
Income (loss) before income taxes – adjusted	729	636	79	676	(254)	1,866	60
Income taxes – adjusted	200	169	(4)	182	(156)	391	(2)
Net income (loss) – adjusted	529	467	83	494	(98)	1,475	62
Net income attributable to non-controlling interests – adjusted	–	–	–	–	10	10	–
Net income (loss) attributable to equity shareholders – adjusted	529	467	83	494	(108)	1,465	62

Adjusted diluted EPS ($)						$1.52
See previous pages for footnote references.

CIBC THIRD QUARTER 2024	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2024	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$7,571	$4,207	$2,073	$4,397	$741	$18,989	$1,526
Provision for credit losses	937	99	477	69	–	1,582	351
Non-interest expenses	3,987	2,151	1,290	2,188	1,032	10,648	950
Income (loss) before income taxes	2,647	1,957	306	2,140	(291)	6,759	225
Income taxes	720	535	7	580	(355)	1,487	5
Net income	1,927	1,422	299	1,560	64	5,272	220
Net income attributable to non-controlling interests	–	–	–	–	31	31	–
Net income attributable to equity shareholders	1,927	1,422	299	1,560	33	5,241	220
Diluted EPS ($)						$5.38
Impact of items of note (1)
Revenue
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	$–	$–	$–	$–	$–	$–	$–
Impact of items of note on revenue	–	–	–	–	–	–	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	–	(24)	–	–	(44)	(18)
Charge related to the special assessment imposed by the FDIC	–	–	(106)	–	–	(106)	(79)
Impact of items of note on non-interest expenses	(20)	–	(130)	–	–	(150)	(97)
Total pre-tax impact of items of note on net income	20	–	130	–	–	150	97
Income taxes
Amortization of acquisition-related intangible assets	6	–	6	–	–	12	5
Adjustments related to enactment of a Federal tax measure in June 2024 that denies the dividends received deduction for banks (2)	–	–	–	–	–	–	–
Charge related to the special assessment imposed by the FDIC	–	–	27	–	–	27	20
Impact of items of note on income taxes	6	–	33	–	–	39	25
Total after-tax impact of items of note on net income	$14	$–	$97	$–	$–	$111	$72
Impact of items of note on diluted EPS ($) (3)						$0.12
Operating results – adjusted (4)
Total revenue – adjusted (5)	$7,571	$4,207	$2,073	$4,397	$741	$18,989	$1,526
Provision for credit losses – adjusted	937	99	477	69	–	1,582	351
Non-interest expenses – adjusted	3,967	2,151	1,160	2,188	1,032	10,498	853
Income (loss) before income taxes – adjusted	2,667	1,957	436	2,140	(291)	6,909	322
Income taxes – adjusted	726	535	40	580	(355)	1,526	30
Net income – adjusted	1,941	1,422	396	1,560	64	5,383	292
Net income attributable to non-controlling interests – adjusted	–	–	–	–	31	31	–
Net income attributable to equity shareholders – adjusted	1,941	1,422	396	1,560	33	5,352	292
Adjusted diluted EPS ($)						$5.50
See previous pages for footnote references.

12	CIBC THIRD QUARTER 2024

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2023	Canadian Personal and Business Banking (6)	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,958	$4,037	$2,020	$4,198	$272	$17,485	$1,502
Provision for credit losses	704	132	601	15	17	1,469	447
Non-interest expenses	3,867	2,012	1,079	1,987	1,964	10,909	802
Income (loss) before income taxes	2,387	1,893	340	2,196	(1,709)	5,107	253
Income taxes	660	505	11	593	(216)	1,553	8
Net income (loss)	1,727	1,388	329	1,603	(1,493)	3,554	245
Net income attributable to non-controlling interests	–	–	–	–	30	30	–
Net income (loss) attributable to equity shareholders	1,727	1,388	329	1,603	(1,523)	3,524	245
Diluted EPS ($)						$3.63
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$–	$–	$–	$–	$34	$–
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	–	(47)	–	(9)	(76)	(35)
Increase in legal provisions (7)	–	–	–	–	(1,055)	(1,055)	–
Impact of items of note on non-interest expenses	(20)	–	(47)	–	(1,064)	(1,131)	(35)
Total pre-tax impact of items of note on net income	54	–	47	–	1,064	1,165	35
Income taxes
Amortization of acquisition-related intangible assets	4	–	12	–	1	17	9
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Increase in legal provisions (7)	–	–	–	–	293	293	–
Income tax charge related to the 2022 Canadian Federal budget (8)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	13	–	12	–	(251)	(226)	9
Total after-tax impact of items of note on net income	$41	$–	$35	$–	$1,315	$1,391	$26
Impact of items of note on diluted EPS ($) (3)						$1.53
Operating results – adjusted (4)
Total revenue – adjusted (5)	$6,992	$4,037	$2,020	$4,198	$272	$17,519	$1,502
Provision for credit losses – adjusted	704	132	601	15	17	1,469	447
Non-interest expenses – adjusted	3,847	2,012	1,032	1,987	900	9,778	767
Income (loss) before income taxes – adjusted	2,441	1,893	387	2,196	(645)	6,272	288
Income taxes – adjusted	673	505	23	593	(467)	1,327	17
Net income (loss) – adjusted	1,768	1,388	364	1,603	(178)	4,945	271
Net income attributable to non-controlling interests – adjusted	–	–	–	–	30	30	–
Net income (loss) attributable to equity shareholders – adjusted	1,768	1,388	364	1,603	(208)	4,915	271
Adjusted diluted EPS ($)						$5.16
See previous pages for footnote references.

CIBC THIRD QUARTER 2024	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2024	Net income	$628	$468	$215	$388	$96	$1,795	$158
Jul. 31	Add: provision for credit losses	338	42	47	45	11	483	33
	Add: income taxes	244	177	48	145	30	644	35
	Pre-provision, pre-tax earnings (1)	1,210	687	310	578	137	2,922	226
	Pre-tax impact of items of note (2)	7	–	10	123	(123)	17	8
	Adjusted pre-provision, pre-tax earnings (3)	$1,217	$687	$320	$701	$14	$2,939	$234
2024	Net income (loss)	$649	$456	$93	$560	$(9)	$1,749	$69
Apr. 30	Add: provision for credit losses	270	37	186	16	5	514	136
	Add: income taxes	238	171	(9)	206	(206)	400	(6)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,157	664	270	782	(210)	2,663	199
	Pre-tax impact of items of note (2)	6	–	21	(71)	71	27	16
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,163	$664	$291	$711	$(139)	$2,690	$215
2023	Net income (loss)	$499	$467	$73	$494	$(101)	$1,432	$55
Jul. 31 (4)	Add: provision for credit losses	423	40	255	6	12	736	191
	Add: income taxes	189	169	(7)	182	(156)	377	(5)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,111	676	321	682	(245)	2,545	241
	Pre-tax impact of items of note (2)	41	–	13	–	3	57	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,152	$676	$334	$682	$(242)	$2,602	$251

$ millions, for the nine months ended
2024	Net income	$1,927	$1,422	$299	$1,560	$64	$5,272	$220
Jul. 31	Add: provision for credit losses	937	99	477	69	–	1,582	351
	Add: income taxes	720	535	7	580	(355)	1,487	5
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,584	2,056	783	2,209	(291)	8,341	576
	Pre-tax impact of items of note (2)	20	–	130	–	–	150	97
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,604	$2,056	$913	$2,209	$(291)	$8,491	$673
2023	Net income (loss)	$1,727	$1,388	$329	$1,603	$(1,493)	$3,554	$245
Jul. 31 (4)	Add: provision for credit losses	704	132	601	15	17	1,469	447
	Add: income taxes	660	505	11	593	(216)	1,553	8
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,091	2,025	941	2,211	(1,692)	6,576	700
	Pre-tax impact of items of note (2)	54	–	47	–	1,064	1,165	35
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,145	$2,025	$988	$2,211	$(628)	$7,741	$735
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.

14	CIBC THIRD QUARTER 2024

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 21 of our 2023 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31 (2)	2024 Jul. 31	2023 Jul. 31 (2)
Revenue	$2,598	$2,476	$2,414	$7,571	$6,958
Provision for credit losses
Impaired	302	270	244	857	663
Performing	36	–	179	80	41
Total provision for credit losses	338	270	423	937	704
Non-interest expenses	1,388	1,319	1,303	3,987	3,867
Income before income taxes	872	887	688	2,647	2,387
Income taxes	244	238	189	720	660
Net income	$628	$649	$499	$1,927	$1,727
Net income attributable to:
Equity shareholders	$628	$649	$499	$1,927	$1,727
Total revenue
Net interest income	$2,010	$1,899	$1,898	$5,836	$5,339
Non-interest income (3)	588	577	516	1,735	1,619
	$2,598	$2,476	$2,414	$7,571	$6,958
Net interest margin on average interest-earning assets (4)(5)	2.50%	2.43%	2.38%	2.45%	2.27%
Efficiency ratio	53.4%	53.3%	54.0%	52.7%	55.6%
Operating leverage	1.1%	4.9%	4.8%	5.7%	(0.9)%
Return on equity (6)	21.2%	23.0%	20.2%	22.6%	24.9%
Average allocated common equity (6)	$11,803	$11,450	$9,778	$11,405	$9,290
Full-time equivalent employees	13,632	13,634	13,231	13,632	13,231
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $628 million, up $129 million from the same quarter last year, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Net income was down $21 million from the prior quarter, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Net income for the nine months ended July 31, 2024 was $1,927 million, up $200 million from the same period in 2023, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.
Revenue
Revenue was up $184 million or 8% from the same quarter last year. Net interest income was up $112 million or 6%, primarily due to higher net interest margin and volume growth. Non-interest income was up $72 million or 14%, primarily due to higher fees. The same quarter last year included a commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Revenue was up $122 million or 5% from the prior quarter. Net interest income was up $111 million or 6%, primarily due to the impact of additional days in the current quarter, higher net interest margin and volume growth. Non-interest income was up $11 million or 2%, primarily due to higher fees.
Revenue for the nine months ended July 31, 2024 was up $613 million or 9% from the same period in 2023. Net interest income was up $497 million or 9%, primarily due to higher net interest margin, volume growth and the impact of an additional day in the current period. Non-interest income was up $116 million or 7%, primarily due to higher fees. The same period in 2023 included a commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Net interest margin on average interest-earning assets was up 12 basis points from the same quarter last year, mainly due to higher deposit margins and favourable asset mix, partially offset by lower loan margins.
Net interest margin on average interest-earning assets was up 7 basis points from the prior quarter, mainly due to higher relative growth in higher margin products.

CIBC THIRD QUARTER 2024	15

Net interest margin on average interest-earning assets for the nine months ended July 31, 2024 was up 18 basis points from the same period in 2023, mainly due to higher deposit margins and favourable asset mix, partially offset by lower loan margins.
Provision for credit losses
Provision for credit losses was down $85 million from the same quarter last year. Provision for credit losses on performing loans was down as the same quarter last year included an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio.
Provision for credit losses was up $68 million from the prior quarter. Provision for credit losses on performing loans was up as the prior quarter included a favourable change in our economic outlook while the current quarter included an allowance increase resulting from a model parameter update. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio.
Provision for credit losses for the nine months ended July 31, 2024 was up $233 million from the same period in 2023. Provision for credit losses on performing loans was up as the current period included a less favourable change in our economic outlook. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and the personal lending portfolio.
Non-interest expenses
Non-interest expenses were up $85 million or 7% from the same quarter last year, primarily due to a software impairment charge in the current quarter, higher spending on strategic initiatives, and higher performance-based and employee-related compensation.
Non-interest expenses were up $69 million or 5% from the prior quarter, primarily due to a software impairment charge in the current quarter, higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Non-interest expenses for the nine months ended July 31, 2024 were up $120 million or 3% from the same period in 2023, primarily due to a software impairment charge in the current period, higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Income taxes
Income taxes were up $55 million from the same quarter last year, due to higher income, and were up $6 million from the prior quarter, due to earnings mix.
Income taxes for the nine months ended July 31, 2024 were up $60 million from the same period in 2023, due to higher income and earnings mix.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Revenue
Commercial banking	$618	$589	$626	$1,828	$1,867
Wealth management	831	795	724	2,379	2,170
Total revenue	1,449	1,384	1,350	4,207	4,037
Provision for credit losses
Impaired	35	5	38	56	97
Performing	7	32	2	43	35
Total provision for credit losses	42	37	40	99	132
Non-interest expenses	762	720	674	2,151	2,012
Income before income taxes	645	627	636	1,957	1,893
Income taxes	177	171	169	535	505
Net income	$468	$456	$467	$1,422	$1,388
Net income attributable to:
Equity shareholders	$468	$456	$467	$1,422	$1,388
Total revenue (2)
Net interest income	$539	$442	$443	$1,430	$1,360
Non-interest income (3)	910	942	907	2,777	2,677
	$1,449	$1,384	$1,350	$4,207	$4,037
Net interest margin on average interest-earning assets (4) (5)	2.73%	2.91%	3.35%	2.95%	3.44%
Efficiency ratio	52.6%	52.0%	49.9%	51.1%	49.8%
Operating leverage	(5.7)%	(3.2)%	0.3%	(2.7)%	1.8%
Return on equity (6)	19.7%	19.9%	22.0%	20.3%	21.9%
Average allocated common equity (6)	$9,459	$9,344	$8,411	$9,364	$8,492
Full-time equivalent employees	5,551	5,410	5,442	5,551	5,442
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Non-interest income was lower in the current quarter and the second quarter of 2024 from the reduction in the issuance of bankers’ acceptances due to the cessation of Canadian Dollar Offered Rate (CDOR) in June 2024, which was largely offset by higher net interest income from a corresponding increase in loans.

(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	For additional information on the composition, see the “Glossary” section.
(6)	For additional information, see the “Non-GAAP measures” section.

16	CIBC THIRD QUARTER 2024

Financial overview
Net income for the quarter was $468 million, up $1 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.
Net income was up $12 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.
Net income for the nine months ended July 31, 2024 was $1,422 million, up $34 million from the same period in 2023, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.
Revenue
Revenue was up $99 million or 7% from the same quarter last year.
Commercial banking revenue was down $8 million, primarily due to lower deposit margins, partially offset by volume growth.
Wealth management revenue was up $107 million, primarily due to higher fee-based revenue from market appreciation, higher commission revenue from increased client activity and higher net interest income.
Revenue was up $65 million or 5% from the prior quarter.
Commercial banking revenue was up $29 million, primarily due to the impact of additional days in the current quarter and volume growth.
Wealth management revenue was up $36 million, primarily due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity.
Revenue for the nine months ended July 31, 2024 was up $170 million or 4% from the same period in 2023.
Commercial banking revenue was down $39 million, primarily due to lower deposit and loan margins.
Wealth management revenue was up $209 million, primarily due to higher fee-based revenue from market appreciation and higher commission revenue from increased client activity.
Net interest margin on average interest-earning assets was down 62 basis points from the same quarter last year and was down 18 basis points from the prior quarter, primarily due to the impact from the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of CDOR.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2024 was down 49 basis points from the same period in 2023, primarily due to the cessation of CDOR as noted above, and lower deposit and loan margins.
Provision for credit losses
Provision for credit losses was up $2 million from the same quarter last year. Provision for credit losses on performing loans was up slightly due to unfavourable credit migration, partially offset by a favourable change in our economic outlook. Provision for credit losses on impaired loans was down slightly due to lower provisions in the retail and wholesale sector, partially offset by higher provisions in the hardware and software sector.
Provision for credit losses was up $5 million from the prior quarter. Provision for credit losses on performing loans was down as the prior quarter included an unfavourable change in our economic outlook while the current quarter included unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the retail and wholesale and the hardware and software sectors.
Provision for credit losses for the nine months ended July 31, 2024 was down $33 million from the same period in 2023. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook in the current period, partially offset by less unfavourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in the retail and wholesale, and the education, health and social services sectors, partially offset by higher provisions in the hardware and software sector.
Non-interest expenses
Non-interest expenses were up $88 million or 13% from the same quarter last year, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Non-interest expenses was up $42 million or 6% from the prior quarter, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Non-interest expenses for the nine months ended July 31, 2024 were up $139 million or 7% from the same period in 2023, primarily due to higher performance-based compensation and higher spending on strategic initiatives.
Income taxes
Income taxes were up $8 million from the same quarter last year, and were up $6 million from the prior quarter, due to earnings mix.
Income taxes for the nine months ended July 31, 2024 were up $30 million from the same period in 2023, due to higher income and earnings mix.

CIBC THIRD QUARTER 2024	17

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Results in Canadian dollars
(1)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Revenue
Commercial banking	$515	$462	$452	$1,444	$1,324
Wealth management	211	204	214	629	696
Total revenue	726	666	666	2,073	2,020
Provision for credit losses
Impaired	15	161	174	365	315
Performing	32	25	81	112	286
Total provision for credit losses	47	186	255	477	601
Non-interest expenses	416	396	345	1,290	1,079
Income before income taxes	263	84	66	306	340
Income taxes	48	(9)	(7)	7	11
Net income	$215	$93	$73	$299	$329
Net income attributable to:
Equity shareholders	$215	$93	$73	$299	$329
Total revenue
Net interest income	$477	$458	$477	$1,400	$1,413
Non-interest income	249	208	189	673	607
	$726	$666	$666	$2,073	$2,020
Average allocated common equity (2)	$10,951	$10,728	$11,386	$11,102	$11,439
Full-time equivalent employees	2,946	2,811	2,760	2,946	2,760
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Revenue
Commercial banking	$376	$339	$339	$1,063	$985
Wealth management	154	150	160	463	517
Total revenue	530	489	499	1,526	1,502
Provision for credit losses
Impaired	10	118	130	269	234
Performing	23	18	61	82	213
Total provision for credit losses	33	136	191	351	447
Non-interest expenses	304	290	258	950	802
Income before income taxes	193	63	50	225	253
Income taxes	35	(6)	(5)	5	8
Net income	$158	$69	$55	$220	$245
Net income attributable to:
Equity shareholders	$158	$69	$55	$220	$245
Total revenue
Net interest income	$349	$336	$358	$1,031	$1,051
Non-interest income	181	153	141	495	451
	$530	$489	$499	$1,526	$1,502
Net interest margin on average interest-earning assets (2)(3)	3.42%	3.43%	3.46%	3.44%	3.47%
Efficiency ratio	57.3%	59.5%	51.9%	62.2%	53.4%
Operating leverage	(11.1)%	(9.1)%	6.7%	(16.8)%	1.0%
Return on equity (4)	7.8%	3.5%	2.6%	3.6%	3.8%
Average allocated common equity (4)	$7,990	$7,872	$8,537	$8,175	$8,510
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	For additional information on the composition, see the “Glossary” section.
(4)	For additional information, see the “Non-GAAP measures” section.

18	CIBC THIRD QUARTER 2024

Financial overview
Net income for the quarter was $215 million (US$158 million), up $142 million (US$103 million) from the same quarter last year, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.
Net income was up $122 million (US$89 million) from the prior quarter, primarily due to a lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses. The current quarter included a $2 million (US$2 million) charge related to the special assessment imposed by the FDIC, as noted above, compared to a $13 million (US$10 million) charge included in the prior quarter.
Net income for the nine months ended July 31, 2024 was $299 million (US$220 million), down $30 million (US$25 million) from the same period in 2023, primarily due to higher non-interest expenses, including a $106 million (US$79 million) charge related to the special assessment imposed by the FDIC, as noted above, partially offset by a lower provision for credit losses and higher revenue.
Revenue
Revenue was up US$31 million or 6% from the same quarter last year.
Commercial banking revenue was up US$37 million, primarily due to higher fees from loan syndications and higher deposit volume.
Wealth management revenue was down US$6 million, primarily due to lower deposit margins, partially offset by higher asset management fees from the impact of market appreciation on average AUM balances, and higher deposit volume.
Revenue was up US$41 million or 8% from the prior quarter.
Commercial banking revenue was up US$37 million, primarily due to higher fees from loan syndications, the impact of additional days in the current quarter, and higher loan and deposit volumes.
Wealth management revenue was up US$4 million, primarily due to higher asset management fees from the impact of market appreciation on average AUM balances.
Revenue for the nine months ended July 31, 2024 was up US$24 million or 2% from the same period in 2023.
Commercial banking revenue was up US$78 million, primarily due to higher loan margins and higher fees from loan syndications, partially offset by lower deposit margins.
Wealth management revenue was down US$54 million, partially offset by higher asset management fees from the impact of market appreciation on average AUM balances.
Net interest margin on average interest-earning assets was down 4 basis points from the same quarter last year, primarily due to lower deposit margins and funding mix, partially offset by higher loan margins.
Net interest margin on average interest-earning assets was down 1 basis point from the prior quarter.
Net interest margin on average interest-earning assets for the nine months ended July 31, 2024 was down 3 basis points from the same period in 2023, primarily due to lower deposit margins, partially offset by higher loan margins.
Provision for credit losses
Provision for credit losses was down US$158 million from the same quarter last year. Provision for credit losses on performing loans was down as the same quarter last year included an unfavourable change in our economic outlook, partially offset by unfavourable credit migration in the current quarter. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.
Provision for credit losses was down US$103 million from the prior quarter. Provision for credit losses on performing loans was up as the current quarter included unfavourable credit migration while the prior quarter included a favourable change in our economic outlook. The prior quarter also included an unfavourable model parameter update. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector and various other sectors.
Provision for credit losses for the nine months ended July 31, 2024 was down US$96 million from the same period in 2023. Provision for credit losses on performing loans was down as the same period last year included an unfavourable change in our economic outlook and unfavourable credit migration, partially offset by an unfavourable model parameter update in the current period. Provision for credit losses on impaired loans was up due to higher provisions in the business services, the retail and wholesale, and the education, health and social services sectors.
Non-interest expenses
Non-interest expenses were up US$46 million or 18% from the same quarter last year, primarily due to higher spending on strategic and infrastructure initiatives, including higher performance-based and employee-related compensation.
Non-interest expenses were up US$14 million or 5% from the prior quarter, primarily due to higher performance-based and employee-related compensation. The current quarter included a US$2 million charge related to the special assessment imposed by the FDIC, shown as an item of note, compared to a US$10 million charge included in the prior quarter.
Non-interest expenses for the nine months ended July 31, 2024 were up US$148 million or 18% from the same period in 2023, primarily due to a US$79 million charge related to the special assessment imposed by the FDIC, as noted above, and higher spending on strategic and infrastructure initiatives, including higher employee-related and performance-based compensation.
Income taxes
Income taxes were up US$40 million from the same quarter last year, and were up US$41 million from the prior quarter, due to earnings mix.
Income taxes for the nine months ended July 31, 2024 were down US$3 million from the same period in 2023, due to earnings mix.

CIBC THIRD QUARTER 2024	19

Capital Markets and Direct Financial Services
Capital Markets and Direct Financial Services
provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Revenue
Global markets	$578	$730	$604	$2,105	$2,059
Corporate and investment banking	434	444	430	1,321	1,214
Direct financial services	336	314	321	971	925
Total revenue (2)	1,348	1,488	1,355	4,397	4,198
Provision for (reversal of) credit losses
Impaired	42	6	5	54	(2)
Performing	3	10	1	15	17
Total provision for credit losses	45	16	6	69	15
Non-interest expenses	770	706	673	2,188	1,987
Income before income taxes	533	766	676	2,140	2,196
Income taxes (2)	145	206	182	580	593
Net income	$388	$560	$494	$1,560	$1,603
Net income attributable to:
Equity shareholders	$388	$560	$494	$1,560	$1,603
Efficiency ratio	57.2%	47.4%	49.7%	49.8%	47.3%
Operating leverage	(15.1)%	3.0%	(0.3)%	(5.4)%	(1.6)%
Return on equity (3)	15.7%	24.2%	24.1%	22.0%	24.3%
Average allocated common equity (3)	$9,820	$9,385	$8,143	$9,474	$8,813
Full-time equivalent employees	2,539	2,366	2,500	2,539	2,500
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were included in the first and second quarters of 2024. Prior to the third quarter of 2024, Capital Markets and Direct Financial Services revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a reversal of a TEB adjustment of $123 million for the quarter ended July 31, 2024 (April 30, 2024: includes a TEB adjustment of $71 million; July 31, 2023: includes a TEB adjustment of $66 million) and includes a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: includes a TEB adjustment of $192 million).

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was down $106 million from the same quarter last year, primarily due to higher non-interest expenses and a higher provision for credit losses.
Net income was down $172 million from the prior quarter, primarily due to lower revenue, higher non-interest expenses and a higher provision for credit losses.
Net income for the nine months ended July 31, 2024 was $1,560 million, down $43 million from the same period in 2023, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was down $7 million or 1% from the same quarter last year.
Global markets revenue was down $26 million, primarily due to lower revenue from equity derivatives trading, including from the TEB reversal related to the enactment of a Federal tax measure that denies the dividends received deduction for banks, shown as an item of note, partially offset by higher financing revenue, and higher revenue from fixed income, commodities and foreign exchange trading.
Corporate and investment banking revenue was up $4 million, primarily due to higher debt underwriting activity and higher corporate banking revenue, partially offset by lower advisory revenue.
Direct financial services revenue was up $15 million, primarily due to higher trading volumes in direct investing, and growth in our foreign exchange and payments business, partially offset by lower revenue from Simplii Financial.
Revenue was down $140 million or 9% from the prior quarter.
Global markets revenue was down $152 million, primarily due to lower revenue from equity derivatives and fixed income trading, including from the TEB reversal related to the enactment of a Federal tax measure that denies the dividends received deduction for banks, as noted above, partially offset by higher financing revenue, and higher revenue from commodities and foreign exchange trading.
Corporate and investment banking revenue was down $10 million, primarily due to lower equity underwriting activity and lower advisory revenue, partially offset by higher corporate banking revenue and gains from our investment portfolios in the current quarter.
Direct financial services revenue was up $22 million, primarily due to higher volumes in our foreign exchange and payments business, and higher revenue from Simplii Financial largely due to the impact of additional days in the current quarter.
Revenue for the nine months ended July 31, 2024 was up $199 million or 5% from the same period in 2023.
Global markets revenue was up $46 million, primarily due to higher financing revenue and higher revenue from equity derivatives trading, partially offset by lower revenue from fixed income and commodities trading, and from the TEB reversal related to the enactment of a Federal tax measure that denies the dividends received deduction for banks, as noted above.
Corporate and investment banking revenue was up $107 million, primarily due to higher debt and equity underwriting activity, and higher advisory revenue, partially offset by lower corporate banking revenue and lower gains from our investment portfolios.
Direct financial services revenue was up $46 million, primarily due to higher volumes in our foreign exchange and payments business, and higher trading volumes in direct investing.

20	CIBC THIRD QUARTER 2024

Provision for (reversal of) credit losses
Provision for credit losses was up $39 million from the same quarter last year. Provision for credit losses on performing loans was comparable with the same quarter last year. Provision for credit losses on impaired loans was up due to higher provisions in the mining and the financial institutions sectors.
Provision for credit losses was up $29 million from the prior quarter. Provision for credit losses on performing loans was down mainly due to unfavourable credit migration in the prior quarter. Provision for credit losses on impaired loans was up due to higher provisions in the mining and the financial institutions sectors.
Provision for credit losses for the nine months ended July 31, 2024 was up $54 million from the same period in 2023. Provision for credit losses on performing loans was comparable with the same period last year. Provision for credit losses on impaired loans was up due to higher provisions in the mining and the financial institutions sectors.
Non-interest expenses
Non-interest expenses were up $97 million or 14% from the same quarter last year, primarily due to higher legal provisions, higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Non-interest expenses were up $64 million or 9% from the prior quarter, primarily due to higher legal provisions, higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Non-interest expenses for the nine months ended July 31, 2024 were up $201 million or 10% from the same period in 2023, primarily due to higher spending on strategic initiatives, higher legal provisions, and higher performance-based and employee-related compensation.
Income taxes
Income taxes were down $37 million from the same quarter last year, and were down $61 million from the prior quarter, primarily due to lower earnings, and a TEB reversal, partly offset by the income tax charge recognized in the current quarter upon the enactment of the Federal tax measure that denies the dividend received deduction for banks, both shown as items of note.
Income taxes for the nine months ended July 31, 2024 were down $13 million from the same period in 2023, primarily due to earnings mix and partially offset by the enactment of the Federal tax measure that denies the dividend received deduction for banks.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Revenue
International banking	$254	$248	$245	$741	$722
Other	229	(98)	(178)	–	(450)
Total revenue (2)	483	150	67	741	272
Provision for (reversal of) credit losses
Impaired	10	5	17	11	43
Performing	1	–	(5)	(11)	(26)
Total provision for credit losses	11	5	12	–	17
Non-interest expenses	346	360	312	1,032	1,964
Income (loss) before income taxes	126	(215)	(257)	(291)	(1,709)
Income taxes (2)	30	(206)	(156)	(355)	(216)
Net income (loss)	$96	$(9)	$(101)	$64	$(1,493)
Net income (loss) attributable to:
Non-controlling interests	$9	$10	$10	$31	$30
Equity shareholders	87	(19)	(111)	33	(1,523)
Full-time equivalent employees (3)	23,884	23,553	24,785	23,884	24,785
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were included in the first and second quarters of 2024. Prior to the third quarter of 2024, Capital Markets and Direct Financial Services revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a reversal of a TEB adjustment of $123 million for the quarter ended July 31, 2024 (April 30, 2024: includes a TEB adjustment of $71 million; July 31, 2023: includes a TEB adjustment of $66 million) and includes a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: includes a TEB adjustment of $192 million).

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net income for the quarter was $96 million, compared with a net loss of $101 million in the same quarter last year, primarily due to higher treasury revenue, partially offset by higher non-interest expenses.
Net income for the quarter was $96 million, compared with a net loss of $9 million in the prior quarter, primarily due to higher treasury revenue and lower non-interest expenses, partially offset by a higher provision for credit losses.
Net income for the nine months ended July 31, 2024 was $64 million, compared with a net loss of $1,493 million for the same period in 2023, primarily due to lower non-interest expenses, higher revenue and a provision for credit losses in the same period last year. The same period last year included an increase in legal provisions, shown as an item of note.

CIBC THIRD QUARTER 2024	21

Revenue
Revenue was up $416 million from the same quarter last year.
International banking revenue was up $9 million, primarily due to the impact of foreign exchange translation.
Other revenue was up $407 million, primarily due to higher treasury revenue resulting from lower funding costs borne by Treasury and a TEB reversal related to the enactment of a Federal tax measure that denies the dividends received deduction for banks, shown as an item of note.
Revenue was up $333 million from the prior quarter.
International banking revenue was up $6 million, primarily due to the gain on sale of certain banking assets in the Caribbean completed in the current quarter, the impact of foreign exchange translation, higher volumes and the impact of additional days in the current quarter, partially offset by lower fees.
Other revenue was up $327 million, primarily due to a TEB reversal, as noted above, and higher treasury revenue.
Revenue for the nine months ended July 31, 2024 was up $469 million from the same period in 2023.
International banking revenue was up $19 million, primarily due to the impact of foreign exchange translation, higher net interest margin, lower provision for credit losses on debt securities and higher volumes, partially offset by higher gains on the sale of certain banking assets in the Caribbean in the same period last year.
Other revenue was up $450 million, primarily due to higher treasury revenue resulting from lower funding costs borne by Treasury, and a TEB reversal, as noted above.
Provision for (reversal of) credit losses
Provision for credit losses was down $1 million from the same quarter last year. The current quarter included a provision for credit losses on performing loans while the same quarter last year included a provision reversal. Provision for credit losses on impaired loans was down mainly attributable to International banking.
Provision for credit losses was up $6 million from the prior quarter. The provision on performing loans was comparable with the prior quarter. Provision for credit losses on impaired loans was up mainly attributable to International banking.
Provision for credit losses for the nine months ended July 31, 2024 was down $17 million from the same period in 2023. Provision reversal on performing loans was down as the same period last year included favourable credit migration. Provision for credit losses on impaired loans was down mainly attributable to International banking.
Non-interest expenses
Non-interest expenses were up $34 million or 11% from the same quarter last year, primarily due to higher expenses in International banking related to the pending sale of certain banking assets in the Caribbean and higher corporate costs.
Non-interest expenses were down $14 million or 4% from the prior quarter, primarily due to lower expenses in International banking related to the sale of certain banking assets in the Caribbean and lower corporate costs.
Non-interest expenses for the nine months ended July 31, 2024 were down $932 million or 47% from the same period in 2023, primarily due to an increase in legal provisions in the first quarter of 2023, shown as an item of note, partially offset by higher corporate costs and charges related to the outsourcing of certain operational activities, and higher expenses in International banking related to the sale of certain banking assets in the Caribbean.
Income taxes
Income tax expense for the three-month period ended July 31, 2024 included the reversal of the TEB offset that resulted from the enactment of the Federal tax measure noted above.
Income tax benefit for the nine months ended July 31, 2024 was up $139 million from the same period in 2023, as the first quarter of 2023 included an income tax charge to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note, partially offset by the reversal of the TEB offset noted above.

22	CIBC THIRD QUARTER 2024

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2024 Jul. 31	2023 Oct. 31 (1)
Assets
Cash and deposits with banks	$47,849	$55,718
Securities	253,922	211,348
Securities borrowed and purchased under resale agreements	95,816	94,835
Loans and acceptances, net of allowance for credit losses	550,149	540,153
Derivative instruments	30,311	33,243
Other assets	43,360	40,393
	$1,021,407	$975,690
Liabilities and equity
Deposits	$743,446	$723,376
Obligations related to securities lent, sold short and under repurchase agreements	147,923	113,865
Derivative instruments	36,493	41,290
Other liabilities	28,308	37,513
Subordinated indebtedness	7,454	6,483
Equity	57,783	53,163
	$1,021,407	$975,690
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
Assets
As at July 31, 2024, total assets were up $45.7 billion or 5% from October 31, 2023, net of an approximate $1.5 billion decrease due to the depreciation of the U.S. dollar.
Cash and deposits with banks decreased by $7.9 billion or 14%, primarily due to lower short-term placements in Treasury.
Securities increased by $42.6 billion or 20%, primarily due to increases in equity trading securities, debt security portfolios in our trading businesses and Treasury, and mortgage-backed securities.
Securities borrowed and purchased under resale agreements increased by $1.0 billion or 1%, primarily due to client-driven activities.
Loans and acceptances, net of allowance for credit losses, increased by $10.0 billion or 2%, primarily due to increases in business and government loans, which was net of the impact of foreign exchange translation, residential mortgages and the credit card portfolio. Customers’ liability under acceptances decreased by $10.6 billion, due to the transition from CDOR to CORRA in June 2024, with an offsetting increase in business and government loans.
Derivative instruments decreased by $2.9 billion or 9%, largely driven by decreases in foreign exchange and interest rate derivatives valuation, partially offset by an increase in equity derivatives valuation.
Other assets increased by $3.0 billion or 7%, primarily due to increases in precious metals, broker and other receivables, and accrued interest receivable.
Liabilities
As at July 31, 2024, total liabilities were up $41.1 billion or 4% from October 31, 2023, net of an approximate $1.5 billion decrease due to the depreciation of the U.S. dollar.
Deposits increased by $20.1 billion or 3%, primarily due to increased retail volume growth, wholesale funding and business and government deposits. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $34.1 billion or 30%, primarily due to increased funding needs to support asset growth, an increase driven by an offsetting decrease in acceptances noted below, and client-driven
activities.
Derivative instruments decreased by $4.8 billion or 12%, largely driven by decreases in interest rate and foreign exchange derivatives valuation, partially offset by increases in equity and commodity derivatives valuation.
Other liabilities decreased by $9.2 billion or 25%, primarily due to a decrease in acceptances, partially offset by an increase in accrued interest payable. Acceptances decreased by $10.6 billion, due to the transition from CDOR to CORRA in June 2024, with an offsetting increase in funding through repurchase agreements.
Subordinated indebtedness increased by $1.0 billion or 15% due to the issuance of subordinated indebtedness during the first quarter and current quarter, partially offset by the redemption of subordinated indebtedness during the current quarter. For further details see the “Capital management” section.
Equity
As at July 31, 2024, equity increased by $4.6 billion or 9% from October 31, 2023, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions and the negative retained earnings adjustment from the adoption of IFRS 17, an increase in accumulated other comprehensive income (AOCI), mainly resulting from gains on cash flow hedges, and the issuance of common shares primarily related to our shareholder investment plan.

CIBC THIRD QUARTER 2024	23

Capital management
Our overall capital management objective is to maintain a strong and efficient capital base. For additional details on capital management, see pages 35 to 45 of our 2023 Annual Report.
Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently at 3.5%, but can range from 0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline, D-SIBs are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable D-SIB has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the D-SIB while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at July 31, 2024	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2024.
(2)	On June 18, 2024, OSFI announced the DSB will remain at 3.5% of total RWA. This level remains unchanged from November 1, 2023.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2023 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

24	CIBC THIRD QUARTER 2024

Regulatory capital, leverage and TLAC ratios
Our capital and TLAC positions remain above OSFI regulatory requirements. Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at	2024 Jul. 31	2023 Oct. 31
CET1 capital	$43,784	$40,327
Tier 1 capital	48,751	45,270
Total capital	56,145	52,119
RWA consisting of:
Credit risk	$272,327	$274,714
Market risk	11,112	8,004
Operational risk	45,763	43,402
Total RWA	$329,202	$326,120

CET1 ratio	13.3%	12.4%
Tier 1 capital ratio	14.8%	13.9%
Total capital ratio	17.1%	16.0%
Leverage ratio exposure	$1,133,983	$1,079,103
Leverage ratio	4.3%	4.2%
TLAC available	$99,150	$100,176
TLAC ratio	30.1%	30.7%
TLAC leverage ratio	8.7%	9.3%
CET1 ratio
The CET1 ratio at July 31, 2024 increased 0.9% from October 31, 2023, driven by an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), an increase in common shares primarily related to our shareholder investment plan, and the increase in AOCI related to debt securities measured at FVOCI, partially offset by the impact of foreign currency translation and the adoption of IFRS 17.
The increase in RWA was due to increases in market risk and operational risk RWA, partially offset by a decrease in credit risk RWA. The reduction in credit risk RWA was mainly due to converting the majority of CIBC Bank USA’s credit portfolios to the internal ratings-based (IRB) approach from the standardized approach, regulatory changes impacting the credit valuation adjustment (CVA) and foreign currency translation, partially offset by organic growth, credit portfolio migration, regulatory changes related to certain residential mortgages in negative amortization and model updates. The increase in market risk RWA was mainly due to the implementation of Basel III reforms related to market risk and an increase in risk levels, partially offset by model updates. The increase in operational risk RWA was due to an increase in risk levels.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2024 increased 0.9% from October 31, 2023, primarily due to the factors affecting the CET1 ratio noted above. The issuances of Series 57 shares and LRCN Series 4 Notes were largely offset by the redemption of Series 49 shares, Series 51 shares and Series 39 shares. See the “Capital initiatives” section for further details.
Total capital ratio
The Total capital ratio at July 31, 2024 increased 1.1% from October 31, 2023, primarily due to the factors affecting the Tier 1 capital ratio noted above, and issuances of subordinated debentures in the first and third quarters, partially offset by a redemption of subordinated debenture in the third quarter, and a decrease in eligible allowances included in Tier 2 capital. See the “Capital initiatives” section for further details.
Leverage ratio
The leverage ratio at July 31, 2024 increased 0.1% from October 31, 2023, primarily driven by the increase in Tier 1 capital discussed above, partially offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet and securities financing transactions exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at July 31, 2024 decreased 0.6% from October 31, 2023, driven by a decrease in total TLAC instruments and the increase in RWA. The decrease in TLAC instruments was primarily a result of a lower level of bail-in eligible liabilities, partially offset by higher total capital due to the factors noted above.
The TLAC leverage ratio at July 31, 2024 decreased 0.6% from October 31, 2023, primarily due to the decrease in TLAC instruments as noted above and the increase in leverage ratio exposure as noted above.
Continuous enhancement to regulatory capital and TLAC requirements
The discussion below provides an update to Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2023 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
In 2023, we adopted revised CAR and LAR guidelines that came into effect in the second quarter of 2023 as part of OSFI’s implementation of the Basel III reforms, and implemented related revised Pillar 3 disclosure that became effective in the second and fourth quarters of 2023. In the first quarter of 2024, we implemented the Basel III reforms related to the revised market risk and CVA frameworks that became effective as of November 1, 2023. The related revised Pillar 3 disclosure for market risk and CVA will be implemented in the fourth quarter of 2024. The impact to the CET1 ratio from the Basel III reforms are noted above in the “Regulatory capital, leverage and TLAC ratios” section.

CIBC THIRD QUARTER 2024	25

We calculate a capital floor based on the revised standardized approaches as part of the implementation of the Basel III reforms. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, an adjustment to our RWA would be required. On July 5, 2024, OSFI announced a one-year delay to the increase of the floor adjustment factor originally scheduled to phase in over a three-year period commencing in the second quarter of 2023 at 65.0%, followed by an increase of 2.5% per year until it reaches 72.5% in 2026. As a result, the floor adjustment factor will be held at the existing level of 67.5% until the first quarter of 2026, followed by an increase of 2.5% per year thereafter until it reaches 72.5% in the first quarter of 2027.
Parental Stand-Alone (Solo) TLAC Framework
The final guideline for the Solo TLAC Framework became effective for D-SIBs as of November 1, 2023. The Solo TLAC ratio is built on the risk-based TLAC ratio set out in the TLAC Guideline and the risk-based capital ratios described in the CAR Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to measure the sufficiency of loss capacity that is readily available to the parent bank on a stand-alone, legal entity basis.
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures.
Capital initiatives
The following were the main capital initiatives undertaken in 2024:
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 688,578 common shares for consideration of $46 million for the current quarter and 2,146,385 common shares for consideration of $136 million for the nine months ended July 31, 2024.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 651,277 common shares for consideration of $45 million for the current quarter and 10,462,890 common shares for consideration of $652 million for the nine months ended July 31, 2024. Commencing with the dividends paid on July 29, 2024, common shares received by participants were issued from Treasury without a discount. Previously, common shares received by participants under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Shareholder investment plan were issued from Treasury at a 2% discount to the Average Market Price as defined in the Shareholder investment plan.
Dividends
Common and preferred share dividends are declared quarterly at the discretion of the CIBC Board of Directors. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada) and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements included in our 2023 Annual Report.
Limited Recourse Capital Notes Series 4 (LRCN Series 4 Notes)
On June 25, 2024, we issued $500 million principal amount of 6.987% Limited Recourse Capital Notes Series 4 (NVCC) (subordinated indebtedness). The LRCN Series 4 Notes mature on July 28, 2084, and bear interest at a fixed rate of 6.987% per annum (paid semi-annually) until July 28, 2029. Starting on July 28, 2029, and every five years thereafter until July 28, 2079, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.70% per annum.
Concurrently with the issuance of the LRCN Series 4 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 58 (NVCC) (the Series 58 Preferred Shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 58 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCN Series 4 Notes when due, the sole remedy of each LRCN Series 4 Note holder is limited to that holder’s proportionate share of the Series 58 Preferred Shares held in the Limited Recourse Trust.
Subject to regulatory approval, we may redeem the LRCN Series 4 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2029, at par.
The LRCN Series 4 Notes and the Series 58 Preferred Shares carry standard NVCC provisions necessary for them to qualify as additional Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 58 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 4 Note holders, into a variable number of common shares that will be delivered to LRCN Series 4 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 4 Notes. All claims of LRCN Series 4 Note holders against CIBC under the LRCN Series 4 Notes will be extinguished upon receipt of such common shares.
The LRCN Series 4 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 4 Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 58 Preferred Shares held in the Limited Recourse Trust. The liability component of the LRCN Series 4 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 4 Notes have been presented as equity on the interim consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.
Preferred shares
On April 30, 2024, we redeemed all 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares), at a redemption price of $25.00 per Series 49 share, for a total redemption cost of $325 million.
On July 31, 2024, we redeemed all 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares), at a redemption price of $25.00 per Series 51 share, for a total redemption cost of $250 million.
On July 31, 2024, we redeemed all 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares), at a redemption price of $25.00 per Series 39 share, for a total redemption cost of $400 million.
Non-cumulative Rate Reset Class A Preferred Shares Series 57 (NVCC) (Series 57 shares)
On March 12, 2024, we issued 500,000 Non-cumulative Rate Reset Class A Preferred Shares Series 57 (NVCC) (Series 57 shares) with a par value of $1,000.00 per share, for gross proceeds of $500 million. For the initial five-year period to April 12, 2029, the Series 57 shares pay semi-annual cash

26	CIBC THIRD QUARTER 2024

dividends on the 12th day of April and October in each year, as declared, at a rate of 7.337%. The first dividend, if declared, will be payable on October 12, 2024. On April 12, 2029, and on April 12 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.90%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 57 shares at par during the period from March 12, 2029 to and including April 12, 2029 and during the period from March 12 to and including April 12 every five years thereafter.
Subordinated indebtedness
On January 16, 2024, we issued $1.25 billion principal amount of 5.30% Debentures due January 16, 2034. The Debentures bear interest at a fixed rate of 5.30% per annum (paid semi-annually) until January 16, 2029, and at Daily Compounded CORRA plus 2.02% per annum (paid quarterly) thereafter until maturity on January 16, 2034. The debentures qualify as Tier 2 capital.
On June 12, 2024, we issued $1.0 billion principal amount of 4.90% Debentures due June 12, 2034. The Debentures bear interest at a fixed rate of 4.90% per annum (paid semi-annually) until June 12, 2029, and at Daily Compounded CORRA plus 1.56% per annum (paid quarterly) thereafter until maturity on June 12, 2034. The debentures qualify as Tier 2 capital.
On June 19, 2024, we redeemed all $1.5 billion of our 2.95% Debentures due June 19, 2029. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.
Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2024	Number of shares	Par value
Preferred shares (1)(2)
Series 41 (NVCC)	12,000,000	$300	$2.50	120,000,000
Series 43 (NVCC)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC)	18,000,000	450	2.50	180,000,000
Series 56 (NVCC)	600,000	600	2.50	240,000,000
Series 57 (NVCC)	500,000	500	2.50	200,000,000
Limited recourse capital notes (2)(3)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
6.987% Limited recourse capital notes Series 4 (NVCC)	n/a	500	2.50	200,000,000
Subordinated indebtedness (2)(4)
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50	600,000,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000	2.50	600,000,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750	2.50	450,000,000
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250	2.50	750,000,000
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000	2.50	600,000,000
Total		$11,950		6,180,000,000
(1)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56 and 57) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)
Upon the occurrence of a Trigger Event, the Series 53, 54, 55 and 58 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(4)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 87% based on the number of CIBC common shares and NVCC instruments outstanding as at July 31, 2024. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2024, $60.5 billion (October 31, 2023: $60.8 billion) of our outstanding liabilities were subject to conversion under the bail-in regime. Under the bail-in regime, there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Off-balance sheet arrangements
We enter into off-balance sheet arrangements in the normal course of our business. Further details of our off-balance sheet arrangements are provided on pages 45–46 of our 2023 Annual Report and also in Note 6 and Note 21 to the consolidated financial statements included in our 2023 Annual Report.

CIBC THIRD QUARTER 2024	27

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 47 to 87 of our 2023 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are centralized functions which provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 55 to 58 of our 2023 Annual Report for details regarding the following top and emerging risks:
•	Inflation, interest rates and economic growth
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2023 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Canadian consumer debt and the housing market
The latest household debt-to-income ratio data reflects a continued downward trend that started in the third quarter of 2023. It is at its lowest level since 2016 due to growth in disposable income and slower debt growth. The debt-to-service-ratio has been relatively stable in recent quarters and is aligned with pre-pandemic levels. Mortgage debt-to-income and service ratios continue to trend at historically high levels, while non-mortgage debt-to-income and service ratios remain at historically low levels as clients maintain low utilization and high payment rates. Mortgage service ratios could see increases as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market.

28	CIBC THIRD QUARTER 2024

2023 and 2024 year-to-date property sale volumes have slowed to 2018–2019 levels. Sustained high interest rates will maintain pressure on sales and mortgage growth that will put denominator pressure on serious arrears rates, as delinquencies rise from post-pandemic cohorts maturing. While recent interest rate cuts will provide some relief, the current levels are still high. Further interest rate cuts could result in increased sales activity as well as increased housing prices. Real estate secured lending losses remain low, supported by strong housing prices, with the House Price Index (HPI) only slightly below peak 2022 levels and up year-over-year. Unemployment rates at current levels could elevate non-mortgage debt levels, as well as unsecured delinquency and loss rates, typical of the credit cycle. Effective November 1, 2023, OSFI revised its Capital Adequacy Requirements and Mortgage Insurer Capital Adequacy Test guidelines, resulting in an increase to RWA for mortgages that have been in negative amortization for three consecutive months with loan-to-value (LTV) over 65%.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	Conflict in the Middle East;
•	Relations between the U.S. and Iran;
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues; and
•	Rising civil unrest and activism globally.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Climate risk
On March 13, 2024, the Canadian Sustainability Standards Board (CSSB) released proposed Canadian Sustainability Disclosure Standards (CSDS) 1 “General Requirements for Disclosure of Sustainability-related Financial Information” and CSDS 2 “Climate-related Disclosures” for consultation, which align with the International Sustainability Standards Board’s (ISSB) inaugural standards IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” (IFRS S1) and IFRS S2 “Climate-related Disclosures” (IFRS S2). The proposals include certain Canadian-specific modifications to the effective dates and transition relief of IFRS S1 and IFRS S2, including the deferral of the initial application by one year to our reporting period ending October 31, 2026, to the extent that the proposed CSDS become effective in Canada.
On March 20, 2024, OSFI published updates to Guideline B-15 on Climate Risk Management (Guideline B-15), to align its minimum mandatory climate-related financial disclosure expectations with IFRS S2. OSFI is expected to continue to review Guideline B-15 as practices and standards evolve. Guideline B-15 continues to be initially effective for us for our reporting period ending October 31, 2024 for certain disclosure elements.
Commodity prices
Commodity prices can experience significant volatility due to a variety of factors that affect supply and demand fundamentals. These include, but are not limited to, the current economic environment, geopolitical risk, market liquidity, financial speculators, seasonality and weather, and the transition from fossil fuels to renewable energy. Current areas of focus for CIBC include the potential for the conflict in the Middle East and the war in Ukraine to disrupt the supply and transportation of oil, gas and agricultural products. The impact on inflation and central bank policy is also in focus. Although CIBC monitors its exposure to changes in commodity prices and has risk mitigants to control for this exposure, fluctuating commodity prices could have adverse impacts on banking activities.
Data and Artificial Intelligence risk
We continue to observe growth in Generative Artificial Intelligence (AI) tools and a steady increase in AI exploration at the bank. The commercialization of advanced language models, advances in access and availability, and an emphasis on responsible practices have opened up several use cases. There is increased public and regulatory attention to AI’s ethical implications, including concerns about accuracy, bias and fairness. To address this, AI governance is under development at the bank, as well as an enterprise-wide AI framework, incorporating trustworthy AI principles into AI development and deployment practices. From a model risk perspective, OSFI released an updated draft of Guideline E-23 on Model Risk Management which recognizes the surge in AI and Machine Learning (ML) analytics increasing the risk arising from the use of models. As such, the definition of “model” in the updated draft Guideline E-23 expressly includes AI/ML methods. As we navigate the increased adoption of solutions using AI, our approach will remain rooted in ensuring responsible use and ensuring operational risks are mitigated.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. Risks of non-compliance can include enforcement actions, criminal prosecutions, legal actions and reputational damage. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the
Proceeds of Crime (Money Laundering) and Terrorist Financing Act
continue to be published, with a significant number of provisions coming into force in 2024 and 2025. We have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Canada, the U.S., the U.K. and the European Union continue to expand and adjust economic sanctions related to the war in Ukraine, and the conflict in the Middle East. We continue to monitor and enhance controls as required, to respond to these evolving situations.

CIBC THIRD QUARTER 2024	29

Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmark rates have been reformed and replaced by alternative benchmark rates (alternative rates) that meet regulatory definitions. Sterling, Japanese yen, Swiss franc, Euro and some USD LIBOR settings transitioned to alternative rates in 2022, and the remaining USD LIBOR settings transitioned in 2023. CDOR transitioned to CORRA in June 2024. See the “Other regulatory developments” section for further details.
Tax reform
Bill C-59, which included certain tax measures from the 2023 fall economic statement and 2023 federal budget, was enacted on June 20, 2024. Bill C-59 included the denial of the dividends received deduction in respect of Canadian shares held by Canadian banks as mark-to-market property, as well as a 2% tax on certain share buy backs, each with an application date of January 1, 2024. Additional proposals in respect of the buy back tax were released on August 12, 2024. The impact of the denial of the dividends received deduction was reflected in income tax expense in the third quarter of 2024.
Bill C-69, which included certain tax measures from the 2024 federal budget and the 2023 fall economic statement, as well as other tax measures, including the GMTA, was also enacted on June 20, 2024. The GMTA implements OECD’s Pillar Two 15% global minimum tax regime in Canada. Additional proposals in respect of the GMTA were released on August 12, 2024. The Pillar Two rules are in different stages of adoption globally by more than 135 OECD member countries. Canada and certain other countries have enacted Pillar Two legislation that will apply to CIBC beginning in fiscal year 2025. Some countries have not yet released draft legislation and other countries have released proposals that are not yet enacted. We continue to monitor and review the adoption of the Pillar Two regime across the jurisdictions in which we operate, and we continue to evaluate any impact on our global operations, which is not reasonably estimable at this time. See the “Financial results review – Taxes” section for further details.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

30	CIBC THIRD QUARTER 2024

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2024:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $16 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $11,539 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $444 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC THIRD QUARTER 2024	31

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk
The following table provides our exposure to credit risk by portfolios based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default (EAD), which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.

$ millions, as at	2024 Jul. 31				2023 Oct. 31
	IRB approach	(1)(2)	Standardized approach	Total	IRB approach	(1)(2)	Standardized approach	Total
Business and government portfolios
Drawn	$391,874		$15,561	$407,435	$318,366		$80,259	$398,625
Undrawn commitments	72,031		1,086	73,117	58,823		9,661	68,484
Repo-style transactions	423,490		1	423,491	340,267		–	340,267
Other off-balance sheet	17,423		449	17,872	15,482		937	16,419
OTC derivatives	17,082		118	17,200	17,688		140	17,828
Gross EAD on business and government portfolios	921,900		17,215	939,115	750,626		90,997	841,623
Less: Collateral held for repo-style transactions	404,374		–	404,374	325,118		–	325,118
Net EAD on business and government portfolios	517,526		17,215	534,741	425,508		90,997	516,505
Retail portfolios
Drawn	328,080		6,543	334,623	320,785		11,012	331,797
Undrawn commitments	107,931		3,917	111,848	103,846		3,826	107,672
Other off-balance sheet	440		118	558	413		116	529
Gross EAD on retail portfolios	436,451		10,578	447,029	425,044		14,954	439,998
Securitization exposures (3)	23,622		19,591	43,213	24,171		13,870	38,041
Gross EAD (4)	$1,381,973		$47,384	$1,429,357	$1,199,841		$119,821	$1,319,662
Net EAD (4)	$977,599		$47,384	$1,024,983	$874,723		$119,821	$994,544
(1)	Beginning the first quarter of 2024, the IRB approach was applied to the majority of our credit portfolios within CIBC Bank USA, which previously followed the standardized approach.
(2)	Includes exposures subject to the supervisory slotting approach.
(3)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the standardized approach or the IRB approach. The external ratings-based approach (SEC-ERBA), which is inclusive of the internal assessment approach (SEC-IAA), includes exposures that qualify for the IRB approach, as well as exposures under the standardized approach.

(4)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%. Non-trading equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

32	CIBC THIRD QUARTER 2024

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2024	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$17.8	12%	$132.9	88%	$11.2	100%	$17.8	11%	$144.1	89%
British Columbia and territories (4)	5.7	11	45.2	89	4.0	100	5.7	10	49.2	90
Alberta	9.9	39	15.8	61	1.8	100	9.9	36	17.6	64
Quebec	4.5	20	17.9	80	1.3	100	4.5	19	19.2	81
Central prairie provinces	2.6	38	4.3	62	0.5	100	2.6	35	4.8	65
Atlantic provinces	2.7	30	6.2	70	0.7	100	2.7	28	6.9	72
Canadian portfolio (5)(6)	43.2	16	222.3	84	19.5	100	43.2	15	241.8	85
U.S. portfolio (5)	–	–	2.7	100	–	–	–	–	2.7	100
Other international portfolio (5)	–	–	2.8	100	–	–	–	–	2.8	100
Total portfolio	$43.2	16%	$227.8	84%	$19.5	100%	$43.2	15%	$247.3	85%
October 31, 2023	$47.4	17%	$223.9	83%	$19.0	100%	$47.4	16%	$242.9	84%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2024 and October 31, 2023.
(3)
Includes $7.9 billion (October 31, 2023: $8.7 billion) of insured residential mortgages, $82.0 billion (October 31, 2023: $80.1 billion) of uninsured residential mortgages, and $6.5 billion (October 31, 2023: $6.2 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.5 billion (October 31, 2023: $2.8 billion) of insured residential mortgages, $30.7 billion (October 31, 2023: $30.9 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2023: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
56% (October 31, 2023: 58%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (Morningstar DBRS).

The average LTV ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter ended July 31, 2024, are provided in the following table:

	For the three months ended						For the nine months ended
	2024 Jul. 31		2024 Apr. 30		2023 Jul. 31		2024 Jul. 31		2023 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	66%	67%	66%	65%	65%	67%	66%	65%	65%
British Columbia and territories (3)	63	63	62	62	62	63	63	63	62	62
Alberta	71	71	71	71	71	72	71	71	72	72
Quebec	68	70	69	70	69	70	68	70	69	70
Central prairie provinces	71	72	72	73	71	71	71	73	71	71
Atlantic provinces	67	68	67	68	68	69	67	68	69	69
Canadian portfolio (4)	66%	66%	67%	66%	66%	66%	67%	66%	66%	66%
U.S. portfolio (4)	66%	n/m	70%	n/m	60%	n/m	67%	n/m	63%	n/m
Other international portfolio (4)	70%	n/m	72%	n/m	73%	n/m	72%	n/m	72%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 67% (April 30, 2024: 67%; July 31, 2023: 65%) and 67% for the nine months ended July 31, 2024 (July 31, 2023: 65%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 62% (April 30, 2024: 61%; July 31, 2023: 61%) and 62% for the nine months ended July 31, 2024 (July 31, 2023: 61%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2024 (1)(2)	54%	51%
October 31, 2023 (1)(2)	52%	50%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2024 and October 31, 2023 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2024 and September 30, 2023, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 52% (October 31, 2023: 49%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 45% (October 31, 2023: 44%).

CIBC THIRD QUARTER 2024	33

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.
Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2024	–%	–%	1%	12%	47%	40%	–%	–%
October 31, 2023	–%	1%	1%	11%	50%	37%	–%	–%
U.S. portfolio
July 31, 2024	–%	–%	–%	2%	12%	86%	–%	–%
October 31, 2023	–%	1%	–%	2%	10%	87%	–%	–%
Other international portfolio
July 31, 2024	7%	11%	20%	21%	24%	16%	1%	–%
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
July 31, 2024	1%	3%	6%	15%	31%	25%	2%	17%
October 31, 2023	1%	3%	6%	13%	31%	22%	2%	22%
U.S. portfolio
July 31, 2024	1%	3%	7%	9%	12%	68%	–%	–%
October 31, 2023	1%	2%	7%	8%	11%	71%	–%	–%
Other international portfolio
July 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
(1)
Includes variable rate mortgages of $43.4 billion (October 31, 2023: $59.9 billion), of which $27.8 billion (October 31, 2023: $42.9 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at July 31, 2024 and October 31, 2023, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by variable rate mortgages with elevated levels of interest rates relative to the rates at the time of origination. The elevated levels of interest rates had no impact on the remaining amortization period for fixed rate mortgages, which are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2024, our Canadian condominium mortgages were $41.2 billion (October 31, 2023: $40.2 billion) of which 17% (October 31, 2023: 18%) were insured. Our drawn developer loans were $1.9 billion (October 31, 2023: $2.2 billion) or 0.9% (October 31, 2023: 1.1%) of our business and government portfolio, and our related undrawn exposure was $5.9 billion (October 31, 2023: $6.3 billion). The condominium developer exposure is diversified across 113 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.

34	CIBC THIRD QUARTER 2024

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2024 Jul. 31			2024 Apr. 30			2023 Jul. 31			2024 Jul. 31			2023 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$1,629	$1,220	$2,849	$1,839	$1,158	$2,997	$1,409	$919	$2,328	$1,956	$1,034	$2,990	$920	$823	$1,743
Classified as impaired during the period	421	736	1,157	399	673	1,072	573	501	1,074	1,276	2,042	3,318	1,333	1,471	2,804
Transferred to performing during the period	(27)	(114)	(141)	(19)	(127)	(146)	(15)	(95)	(110)	(124)	(329)	(453)	(86)	(323)	(409)
Net repayments (1)	(461)	(158)	(619)	(240)	(177)	(417)	(153)	(125)	(278)	(927)	(459)	(1,386)	(302)	(296)	(598)
Amounts written off	(142)	(352)	(494)	(385)	(313)	(698)	(80)	(285)	(365)	(749)	(954)	(1,703)	(128)	(761)	(889)
Foreign exchange and other	4	1	5	35	6	41	(23)	(10)	(33)	(8)	(1)	(9)	(26)	(9)	(35)

Balance at end of period	$1,424	$1,333	$2,757	$1,629	$1,220	$2,849	$1,711	$905	$2,616	$1,424	$1,333	$2,757	$1,711	$905	$2,616

Allowance for credit losses – impaired loans	$378	$451	$829	$433	$452	$885	$627	$373	$1,000	$378	$451	$829	$627	$373	$1,000
Net impaired loans (2)
Balance at beginning of period	$1,196	$768	$1,964	$1,203	$721	$1,924	$895	$556	$1,451	$1,289	$629	$1,918	$569	$510	$1,079
Net change in gross impaired	(205)	113	(92)	(210)	62	(148)	302	(14)	288	(532)	299	(233)	791	82	873
Net change in allowance	55	1	56	203	(15)	188	(113)	(10)	(123)	289	(46)	243	(276)	(60)	(336)

Balance at end of period	$1,046	$882	$1,928	$1,196	$768	$1,964	$1,084	$532	$1,616	$1,046	$882	$1,928	$1,084	$532	$1,616

Net impaired loans as a percentage of net loans and acceptances			0.35%			0.36%			0.30%			0.35%			0.30%
(1)	Includes proceeds from the disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at July 31, 2024, gross impaired loans were $2,757 million, up $141 million from the same quarter last year, primarily due to increases in the Canadian residential mortgages and personal lending portfolios, as well as the capital goods manufacturing, the agriculture, the hardware and software, and the mining sectors, partially offset by decreases in the real estate and construction, and the retail and wholesale sectors.
Gross impaired loans were down $92 million from the prior quarter, primarily due to a decrease in the real estate and construction sector, partially offset by increases in the Canadian residential mortgages portfolio, as well as the mining, and the agriculture sectors.
55% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, and the agriculture sectors accounted for the majority.
32% of gross impaired loans related to the U.S., of which the real estate and construction, the hardware and software, the capital goods manufacturing, and the education, health and social services sectors accounted for the majority.
The remaining gross impaired loans related to International banking, of which the residential mortgages and personal lending portfolios, as well as the business services sector accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $829 million, down $171 million from the same quarter last year, primarily due to decreases in the retail and wholesale, and the real estate and construction sectors, partially offset by an increase in Canadian residential mortgages.
Allowance for credit losses on impaired loans was down $56 million from the prior quarter, primarily due to a decrease in the real estate and construction sector, partially offset by an increase in the retail and wholesale sector.

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2024 Jul. 31	2023 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,094	$–	$1,094	$1,019
Personal	256	–	256	280
Credit card	223	157	380	361
Business and government	269	–	269	184
	$1,842	$157	$1,999	$1,844

CIBC THIRD QUARTER 2024	35

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative mark-to-market (MTM) receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2024	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$10,017	$753	$2,244	$13,014	$6,931	$691	$7,622	$905	$25	$228	$1,158	$21,794
Europe excluding U.K. (2)	8,007	2,469	4,539	15,015	6,951	1,489	8,440	136	151	985	1,272	24,727
Caribbean	5,238	2,283	4,144	11,665	2,107	2,877	4,984	62	–	15	77	16,726
Latin America (3)	782	38	36	856	613	11	624	14	174	–	188	1,668
Asia	2,193	5,259	2,607	10,059	333	549	882	–	754	879	1,633	12,574
Oceania (4)	6,658	1,155	763	8,576	3,118	132	3,250	33	–	40	73	11,899
Other	274	–	55	329	397	1	398	–	–	–	–	727
Total (5)	$33,169	$11,957	$14,388	$59,514	$20,450	$5,750	$26,200	$1,150	$1,104	$2,147	$4,401	$90,115
October 31, 2023 (6)	$29,883	$11,469	$14,007	$55,359	$20,111	$5,822	$25,933	$986	$523	$1,884	$3,393	$84,685
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $4.4 billion (October 31, 2023: $3.4 billion), collateral on repo-style transactions was $55.6 billion (October 31, 2023: $82.1 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $5,674 million (October 31, 2023: $5,293 million) to supranationals (a multinational organization or a political union comprising member nation-states).
(6)	Prior period amounts have been restated to conform with the presentation adopted in the first quarter of 2024.
U.S. office real estate exposure
As at July 31, 2024, our drawn loans in our real estate and construction portfolio in the U.S. was $22,184 million, net of impaired allowances (October 31, 2023: $23,468 million), including $3,715 million (US$2,691 million) (October 31, 2023: $4,723 million (US$3,405 million)) related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $4,085 million (US$2,958 million) (October 31, 2023: $5,067 million (US$3,653 million)), including $370 million (US$268 million) (October 31, 2023: $344 million (US$248 million)) in sectors outside of real estate and construction, out of which $237 million (US$172 million) (October 31, 2023: $913 million (US$659 million)) was impaired. The decrease in impaired U.S. office commercial real estate loans since October 31, 2023 was primarily due to loan sales and repayments. The average LTV at origination of the portfolio was 59% (October 31, 2023: 60%), however, values have dropped significantly due to sector headwinds.

36	CIBC THIRD QUARTER 2024

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading portfolio consists of positions in various currencies that related to asset/liability management (ALM) and investment activities.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2024 Jul. 31					2023 Oct. 31 (1)
		Subject to market risk (2)					Subject to market risk (2)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$11,684	$–		$2,932	$8,752	$20,816	$–		$2,777	$18,039	Foreign exchange
Interest-bearing deposits with banks	36,165	–		36,165	–	34,902	–		34,902	–	Interest rate
Securities	253,922	92,015		161,907	–	211,348	65,728		145,620	–	Interest rate, equity
Cash collateral on securities borrowed	16,495	–		16,495	–	14,651	–		14,651	–	Interest rate
Securities purchased under resale agreements	79,321	18,531	(3)	60,790	–	80,184	–		80,184	–	Interest rate
Loans
Residential mortgages	277,246	–		277,246	–	274,244	–		274,244	–	Interest rate
Personal	46,388	–		46,388	–	45,587	–		45,587	–	Interest rate
Credit card	20,226	–		20,226	–	18,538	–		18,538	–	Interest rate
Business and government	210,047	283		209,764	–	194,870	117		194,753	–	Interest rate
Allowance for credit losses	(3,920)	–		(3,920)	–	(3,902)	–		(3,902)	–	Interest rate
Derivative instruments	30,311	27,909		2,402	–	33,243	30,756		2,487	–	Interest rate, foreign exchange
Customers’ liability under acceptances	162	–		162	–	10,816	–		10,816	–	Interest rate
Other assets	43,360	3,139		25,386	14,835	40,393	1,947		24,833	13,613	Interest rate, equity, foreign exchange
	$1,021,407	$141,877		$855,943	$23,587	$975,690	$98,548		$845,490	$31,652
Deposits	$743,446	$27,118	(4)	$654,121	$62,207	$723,376	$23,190	(4)	$635,028	$65,158	Interest rate
Obligations related to securities sold short	24,040	23,593		447	–	18,666	17,710		956	–	Interest rate
Cash collateral on securities lent	8,515	–		8,515	–	8,081	–		8,081	–	Interest rate
Obligations related to securities sold under repurchase agreements	115,368	–		115,368	–	87,118	–		87,118	–	Interest rate
Derivative instruments	36,493	34,943		1,550	–	41,290	39,081		2,209	–	Interest rate, foreign exchange
Acceptances	173	–		173	–	10,820	–		10,820	–	Interest rate
Other liabilities	28,135	3,352		12,659	12,124	26,693	2,789		11,827	12,077	Interest rate
Subordinated indebtedness	7,454	–		7,454	–	6,483	–		6,483	–	Interest rate
	$963,624	$89,006		$800,287	$74,331	$922,527	$82,770		$762,522	$77,235
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(3)	Beginning the first quarter of 2024, certain balances have been reclassified to trading for market risk purposes as part of the implementation of the Basel III reforms.
(4)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
The following table shows VaR for our trading activities based on risk type.

	As at or for the three months ended								As at or for the nine months ended
$ millions				2024 Jul. 31		2024 Apr. 30		2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$15.3	$7.4	$7.4	$11.2	$11.7	$10.6	$7.2	$7.4	$9.8	$7.1
Credit spread risk	3.8	2.1	2.6	2.8	2.4	2.4	1.3	1.4	2.5	1.4
Equity risk	7.9	4.5	6.7	6.2	4.9	6.4	5.5	4.9	6.1	5.6
Foreign exchange risk	2.2	0.8	0.8	1.4	2.7	1.5	0.6	0.5	1.3	0.8
Commodity risk	5.2	2.2	3.3	3.3	3.1	2.4	2.3	2.4	2.8	2.5
Diversification effect (1)	n/m	n/m	(10.1)	(11.8)	(9.8)	(10.3)	(7.4)	(7.4)	(10.7)	(8.3)
Total VaR (one-day measure)	$17.8	$9.7	$10.7	$13.1	$15.0	$13.0	$9.5	$9.2	$11.8	$9.1
(1)
Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect. Prior period amounts have been restated to conform with the presentation adopted in the first quarter of 2024.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

CIBC THIRD QUARTER 2024	37

Average total VaR for the three months ended July 31, 2024 was up $0.1 million from the prior quarter, driven primarily by an increase in commodity exposures and changes in interest rate derivatives and fixed income portfolios.
Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios. Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. Accordingly, we have restated the trading revenue to remove TEB related to dividends received on and after January 1, 2024. This resulted in a reduction to the average daily trading revenue from $11.0 million to $10.2 million in the first quarter of 2024 and from $9.0 million to $7.9 million in the second quarter of 2024.
During the quarter, trading revenue (TEB) was positive for 100% of the days. Average daily trading revenue (TEB) was $8.7 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB) versus VaR
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

Non-trading activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2024 Jul. 31			2024 Apr. 30			2023 Jul. 31
	CAD (1)	USD	Total	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$145	$79	$224	$216	$89	$305	$303	$111	$414
Increase (decrease) in EVE	(919)	(406)	(1,325)	(820)	(367)	(1,187)	(593)	(293)	(886)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(191)	(80)	(271)	(273)	(88)	(361)	(310)	(86)	(396)
Increase (decrease) in EVE	831	417	1,248	724	380	1,104	519	312	831
(1)	Includes CAD and other currency exposures.

38	CIBC THIRD QUARTER 2024

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from the Global Asset Liability Committee (GALCO).
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and Non-Trading Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2024	Cash and deposits with banks	$47,849	$–	$47,849	$640	$47,209
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	177,299	103,154	280,453	165,352	115,101
	Other debt securities	5,617	11,163	16,780	3,751	13,029
	Equities	60,221	33,622	93,843	50,293	43,550
	Canadian government guaranteed National Housing Act mortgage-backed securities	32,598	1,867	34,465	17,766	16,699
	Other liquid assets (2)	14,850	2,605	17,455	8,121	9,334
		$338,434	$152,411	$490,845	$245,923	$244,922
2023	Cash and deposits with banks	$55,718	$–	$55,718	$862	$54,856
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	155,487	94,880	250,367	134,415	115,952
	Other debt securities	5,729	11,681	17,410	4,343	13,067
	Equities	43,798	28,432	72,230	33,317	38,913
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,733	4,908	36,641	17,365	19,276
	Other liquid assets (2)	12,597	2,685	15,282	8,238	7,044
		$305,062	$142,586	$447,648	$198,540	$249,108
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2024 Jul. 31	2023 Oct. 31
CIBC (parent)	$169,545	$175,523
Domestic subsidiaries	7,680	13,571
Foreign subsidiaries	67,697	60,014
	$244,922	$249,108

CIBC THIRD QUARTER 2024	39

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to the unencumbered liquid asset values to determine estimated cash inflows from monetization. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets as at July 31, 2024 decreased by $4.2 billion since October 31, 2023, primarily due to a reduction in cash and deposits with banks, partially offset by an increase in equities.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2024	Cash and deposits with banks	$–	$640		$47,209	$–		$47,849
Jul. 31	Securities (3)	220,407	7,848		175,072	–		403,327
	Loans, net of allowance (4)	–	52,677		27,669	469,641		549,987
	Other assets	7,112	–		3,647	63,074		73,833
		$227,519	$61,165		$253,597	$532,715		$1,074,996
2023	Cash and deposits with banks	$–	$862		$54,856	$–		$55,718
Oct. 31	Securities (3)	173,467	7,226		169,180	–		349,873
	Loans, net of allowance (4)	–	51,357		30,111	447,869		529,337
	Other assets (5)	6,846	–		2,481	75,125		84,452
		$180,313	$59,445		$256,628	$522,994		$1,019,380
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

40	CIBC THIRD QUARTER 2024

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended July 31, 2024		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$187,428
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$216,240		16,471
3	Stable deposits	99,127		2,974
4	Less stable deposits	117,113		13,497
5	Unsecured wholesale funding, of which:	242,176		115,131
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	110,273		26,423
7	Non-operational deposits (all counterparties)	106,399		63,204
8	Unsecured debt	25,504		25,504
9	Secured wholesale funding	n/a		22,797
10	Additional requirements, of which:	162,746		35,533
11	Outflows related to derivative exposures and other collateral requirements	20,030		7,591
12	Outflows related to loss of funding on debt products	3,904		3,904
13	Credit and liquidity facilities	138,812		24,038
14	Other contractual funding obligations	3,792		2,136
15	Other contingent funding obligations	419,491		8,473
16	Total cash outflows	n/a		200,541
Cash inflows
17	Secured lending (e.g. reverse repos)	121,685		23,809
18	Inflows from fully performing exposures	23,233		11,825
19	Other cash inflows	16,569		16,569
20	Total cash inflows	$161,487		$52,203
				Total adjusted value
21	Total HQLA	n/a		$187,428
22	Total net cash outflows	n/a		$148,338
23	LCR	n/a		126%
$ millions, average of the three months ended April 30, 2024				Total adjusted value
24	Total HQLA	n/a		$193,672
25	Total net cash outflows	n/a		$149,599
26	LCR	n/a		129%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2024 decreased to 126% from 129% in the prior quarter, due to a reduction in HQLA, partially offset by decrease in net cash outflow. The decrease in HQLA is mainly due to a decrease in government securities.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

CIBC THIRD QUARTER 2024	41

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2024		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$57,881	$–	$–	$6,889	$64,770
2	Regulatory capital	57,881	–	–	6,889	64,770
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	177,942	59,629	25,148	20,018	262,065
5	Stable deposits	86,659	22,801	12,650	9,778	125,782
6	Less stable deposits	91,283	36,828	12,498	10,240	136,283
7	Wholesale funding	183,187	205,590	64,773	90,712	234,874
8	Operational deposits	112,909	3,911	–	–	58,410
9	Other wholesale funding	70,278	201,679	64,773	90,712	176,464
10	Liabilities with matching interdependent assets	–	858	1,395	12,063	–
11	Other liabilities	–	83,288 (1)			7,981
12	NSFR derivative liabilities		12,693 (1)
13	All other liabilities and equity not included in the above categories	–	62,551	126	7,918	7,981
14	Total ASF					569,690
RSF item
15	Total NSFR HQLA					20,946
16	Deposits held at other financial institutions for operational purposes	–	2,687	–	42	1,386
17	Performing loans and securities	79,786	127,102	70,003	344,341	406,934
18	Performing loans to financial institutions secured by Level 1 HQLA	–	23,631	1,079	41	1,764
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,174	39,625	8,589	21,549	31,496
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	38,947	37,950	28,459	121,631	169,931
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,482	25,212	31,275	193,201	178,365
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,482	25,123	31,196	187,698	173,604
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21,183	684	601	7,919	25,378
25	Assets with matching interdependent liabilities	–	858	1,395	12,063	–
26	Other assets	13,895	75,217 (1)			47,794
27	Physical traded commodities, including gold	3,647				3,100
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		10,665 (1)			9,065
29	NSFR derivative assets		8,111 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		46 (1)			1,093
31	All other assets not included in the above categories	10,248	48,674	75	7,646	34,536
32	Off-balance sheet items		431,087 (1)			14,662
33	Total RSF					$491,722
34	NSFR					116%
$ millions, as at April 30, 2024						Weighted value
35	Total ASF					$557,287
36	Total RSF					$484,671
37	NSFR					115%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2024 increased to 116% from 115% in the prior quarter, mainly due to an increase in wholesale funding and an increase in deposits.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

42	CIBC THIRD QUARTER 2024

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at July 31, 2024	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$6,478	$275	$768	$230	$7,751	$–	$–	$7,751
Certificates of deposit and commercial paper	10,961	14,938	13,492	29,999	69,390	41	–	69,431
Bearer deposit notes and bankers’ acceptances	30	586	975	158	1,749	–	–	1,749
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	1,575	2,371	2,423	16,187	22,556	11,429	28,311	62,296
Senior unsecured structured notes	–	–	62	40	102	–	69	171
Covered bonds/asset-backed securities
Mortgage securitization	–	406	447	1,246	2,099	1,451	10,916	14,466
Covered bonds	–	–	–	3,436	3,436	13,745	15,587	32,768
Cards securitization	–	–	926	1,917	2,843	1,457	–	4,300
Subordinated liabilities	–	–	–	–	–	–	7,454	7,454
Other (3)	–	–	–	–	–	–	8	8
	$19,044	$18,576	$19,093	$53,213	$109,926	$28,123	$62,345	$200,394
Of which:
Secured	$–	$406	$1,373	$6,599	$8,378	$16,653	$26,503	$51,534
Unsecured	19,044	18,170	17,720	46,614	101,548	11,470	35,842	148,860
	$19,044	$18,576	$19,093	$53,213	$109,926	$28,123	$62,345	$200,394
October 31, 2023	$12,518	$25,094	$30,427	$36,338	$104,377	$26,650	$71,028	$202,055
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2024 Jul. 31		2023 Oct. 31
CAD	$47.5	24%	$45.8	23%
USD	115.1	57	113.2	56
Other	37.8	19	43.1	21
	$200.4	100%	$202.1	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
On October 31, 2023, OSFI announced its decision regarding the May 2023 public consultation on the LAR review for wholesale funding sources with retail-like characteristics, specifically high-interest savings account exchange-traded funds. These changes impacting our LCR and NSFR were implemented in the first quarter of 2024.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
Our credit ratings are summarized in the following table:

As at July 31, 2024	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.

CIBC THIRD QUARTER 2024	43

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2024 Jul. 31	2023 Oct. 31
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.2	0.4
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however, this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$11,684	$–	$–	$–	$–	$–	$–	$–	$–	$11,684
Interest-bearing deposits with banks	36,165	–	–	–	–	–	–	–	–	36,165
Securities	5,924	8,453	5,038	9,023	15,750	38,369	59,693	48,146	63,526	253,922
Cash collateral on securities borrowed	16,495	–	–	–	–	–	–	–	–	16,495
Securities purchased under resale agreements	47,643	13,698	9,623	3,018	3,704	1,505	130	–	–	79,321
Loans
Residential mortgages	4,414	8,668	16,266	12,825	24,163	90,562	110,673	9,675	–	277,246
Personal	1,078	518	680	944	857	544	4,710	5,371	31,686	46,388
Credit card	425	849	1,274	1,274	1,274	5,097	10,033	–	–	20,226
Business and government	11,473	9,965	11,067	12,863	15,085	38,786	77,462	21,193	12,153	210,047
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,920)	(3,920)
Derivative instruments	2,917	3,582	3,791	2,160	1,456	4,534	6,655	5,216	–	30,311
Customers’ liability under acceptances	92	70	–	–	–	–	–	–	–	162
Other assets	–	–	–	–	–	–	–	–	43,360	43,360
	$138,310	$45,803	$47,739	$42,107	$62,289	$179,397	$269,356	$89,601	$146,805	$1,021,407
October 31, 2023 (2)	$148,846	$41,962	$44,949	$38,144	$42,260	$151,110	$301,854	$80,914	$125,651	$975,690
Liabilities
Deposits (3)	$50,255	$42,518	$53,029	$59,818	$46,154	$42,421	$65,868	$19,900	$363,483	$743,446
Obligations related to securities sold short	24,040	–	–	–	–	–	–	–	–	24,040
Cash collateral on securities lent	8,515	–	–	–	–	–	–	–	–	8,515
Obligations related to securities sold under repurchase agreements	105,726	8,520	1	–	–	500	621	–	–	115,368
Derivative instruments	2,621	4,329	4,401	2,653	1,459	4,964	6,914	9,151	1	36,493
Acceptances	103	70	–	–	–	–	–	–	–	173
Other liabilities	23	48	72	71	69	259	585	879	26,129	28,135
Subordinated indebtedness	–	–	–	–	–	–	33	7,421	–	7,454
Equity	–	–	–	–	–	–	–	–	57,783	57,783
	$191,283	$55,485	$57,503	$62,542	$47,682	$48,144	$74,021	$37,351	$447,396	$1,021,407
October 31, 2023 (2)	$143,144	$58,442	$57,764	$58,203	$50,934	$49,917	$87,009	$39,861	$430,416	$975,690
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(3)
Comprises $250.2 billion (October 31, 2023: $239.0 billion) of personal deposits; $465.7 billion (October 31, 2023: $462.1 billion) of business and government deposits and secured borrowings; and $27.5 billion (October 31, 2023: $22.3 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

44	CIBC THIRD QUARTER 2024

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$2,135	$8,765	$4,658	$5,833	$7,887	$27,181	$70,187	$2,914	$241,726	$371,286
Securities lending (2)	51,197	8,043	6,360	–	–	–	–	–	–	65,600
Standby and performance letters of credit	4,534	2,282	5,654	3,523	4,554	568	805	224	–	22,144
Backstop liquidity facilities	–	34	20,910	55	327	21	115	–	–	21,462
Documentary and commercial letters of credit	27	66	19	4	5	43	30	–	–	194
Other	1,761	–	–	–	–	–	–	–	55	1,816
	$59,654	$19,190	$37,601	$9,415	$12,773	$27,813	$71,137	$3,138	$241,781	$482,502
October 31, 2023	$50,748	$31,234	$14,032	$11,853	$8,917	$29,890	$72,394	$3,516	$232,656	$455,240
(1)	Includes $186.6 billion (October 31, 2023: $179.2 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $8.5 billion (October 31, 2023: $8.1 billion) for cash because it is reported on the interim consolidated balance sheet.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at July 31, 2024	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$133	$182	$303	$200	$236	$718	$684	$243	$2,699
Future lease commitments (2)	–	–	–	–	3	28	92	446	569
Investment commitments	–	1	1	12	–	–	25	497	536
Underwriting commitments	293	–	–	–	–	–	–	–	293
Pension contributions (3)	11	22	–	–	–	–	–	–	33
	$437	$205	$304	$212	$239	$746	$801	$1,186	$4,130
October 31, 2023 (2)	$145	$172	$237	$251	$201	$527	$705	$1,106	$3,344
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2024 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. The “Top and emerging risks” section includes updates to these risks. The related policies and processes have not changed significantly from those described on pages 83 to 87 of our 2023 Annual Report.
Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the IASB. A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2023 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2023, except for the adoption of IFRS 17 “Insurance Contracts” on a retrospective basis beginning on November 1, 2023, with a restatement of the comparative period, and the adoption of certain amendments to IAS 12 “Income Taxes” (IAS 12) related to the “International Tax Reform – Pillar Two Model Rules”, on a prospective basis beginning on November 1, 2023.
The adoption of IFRS 17 resulted in an after-tax reduction of $56 million to retained earnings as at November 1, 2022, the beginning of the comparative year and an increase in net income after-tax of $6 million for the year ended October 31, 2023. The financial impact of IFRS 17 is described in Note 1 to our interim consolidated financial statements.
The adoption of the IAS 12 amendments requires us to provide additional disclosure during the periods where Pillar Two legislation has been enacted or substantively enacted but is not yet in effect, as reflected in Note 11 to our interim consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of elevated interest rates, the easing of inflationary pressures and geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. See Note 5 to our consolidated financial statements in our 2023 Annual Report and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements.

CIBC THIRD QUARTER 2024	45

Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices deemed to be “benchmarks” continue to be the subject of international regulatory guidance and reforms. Consistent with announcements by various regulators, we previously transitioned our exposures from Sterling, Japanese yen, Swiss franc and Euro LIBOR settings to the new alternative benchmark rates. We also completed the transition of our USD LIBOR referenced contracts to alternative rates as of June 30, 2023. As a result of the Financial Conduct Authority’s announcement that the LIBOR administrator will continue to publish certain USD LIBOR settings on a non-representative synthetic basis after June 30, 2023, for a limited period to allow market participants to use such rates in legacy contracts, we continue to have subordinated debenture liabilities amounting to US$48 million that continue to reference LIBOR.
In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the CDOR administrator, to cease the calculation and publication of CDOR after June 30, 2024, and proposed a two-staged approach to the transition from CDOR to CORRA. Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition, which were consistent with the two-stage transition approach proposed by CARR. OSFI expected that all new derivatives and securities to transition to the alternative rates by June 30, 2023, and expects that no new CDOR exposures to be originated after that date, with limited exceptions. OSFI also expected all loan agreements referencing CDOR to be transitioned by June 28, 2024, and federally regulated financial institutions to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024. In October 2023, the Bank of Canada announced that Bankers’ Acceptances (BAs) will no longer be issued by major Canadian banks after the cessation of CDOR publication in June 2024. In April 2024, RBSL reaffirmed that all three tenors of CDOR will cease to be published after June 28, 2024, and CARR further announced that no synthetic CDOR rate will be made available after RBSL ceases CDOR publication.
The transition from reference rates such as CDOR to alternative rates such as CORRA have the potential to adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks. Prior to the change in regulatory expectations, a significant number of CIBC’s derivatives, securities, and lending and deposit contracts referenced CDOR, including contracts with maturity dates that extend beyond the cessation dates announced by the regulators.
To manage and coordinate all aspects of the transition, CIBC had established an Enterprise IBOR Transition Program (Program). The Program was supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
No new derivatives or securities referenced to CDOR were originated after June 30, 2023, with limited permitted exceptions, consistent with regulatory expectations. The Program substantially completed the transition of CDOR and BA based contracts, including centrally cleared derivatives, to alternative rates in the third quarter of 2024 in alignment with regulatory expectations. BAs, which are currently outstanding, represent issuances which were made prior to the cessation, which will mature in the coming months. We continue to have fixed rate subordinated debenture liabilities amounting to $2 billion, which continue to include a provision that will reprice to a variable rate based on CDOR at the next redemption dates in July 2025 and April 2026. We continue to make information available to our clients, advising them on recent developments.
Federal Deposit Insurance Corporation (FDIC) Special Assessment
On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. Our U.S. depository institution, CIBC Bank USA, is subject to this special assessment and recognized a pre-tax charge of $91 million (US$67 million) in the first quarter of 2024, an additional pre-tax charge of $13 million (US$10 million) in the second quarter of 2024 and $2 million (US$2 million) in the third quarter of 2024 based on our revised expectations of the total payable amount. The first assessment payment was made in June 2024, with nine additional quarterly payments to follow, a change from the eight quarterly payments originally expected. The special assessment remains subject to adjustment by the FDIC based on the revised estimated and actual losses incurred from the receivership process.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2024 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2023. For additional information, refer to pages 94 and 187 of our 2023 Annual Report.

46	CIBC THIRD QUARTER 2024

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.

CIBC THIRD QUARTER 2024	47

Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

48	CIBC THIRD QUARTER 2024

Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading net interest income
Trading net interest income is net interest income related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2024, a revised risk definition for trading was implemented resulting in a change in the classification of certain fixed income financing activities that were previously considered non-trading that are now classified as trading, which included the fixed income financing activities that were already included in trading activities starting in the first quarter of 2023. The revised definition was adopted as part of our implementation of the FRTB rules under the Basel III reforms for market risk that became effective on November 1, 2023.

CIBC THIRD QUARTER 2024	49

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

50	CIBC THIRD QUARTER 2024

Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.

CIBC THIRD QUARTER 2024	51

Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. Beginning the first quarter of 2024, the RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. Prior to the first quarter of 2024, the RWA for market risk in the trading portfolio were based on internal models approved by OSFI with the exception of the RWA for traded securitization assets where we were using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

52	CIBC THIRD QUARTER 2024

Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes: project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Effective in the second quarter of 2023, this approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach (SEC-ERBA) and the standardized approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC THIRD QUARTER 2024	53

Interim consolidated financial statements
(Unaudited)

Contents

55	Consolidated balance sheet

56	Consolidated statement of income

57	Consolidated statement of comprehensive income

58	Consolidated statement of changes in equity

59	Consolidated statement of cash flows

60	Notes to the interim consolidated financial statements

60	Note 1	–	Changes in accounting policies
61	Note 2	–	Significant estimates and assumptions
62	Note 3	–	Fair value measurement
65	Note 4	–	Significant transactions
66	Note 5	–	Securities
68	Note 6	–	Loans
73	Note 7	–	Deposits
74	Note 8	–	Subordinated indebtedness

74	Note 9	–	Share capital
76	Note 10	–	Post-employment benefits
76	Note 11	–	Income taxes
77	Note 12	–	Earnings per share
77	Note 13	–	Contingent liabilities and provisions
78	Note 14	–	Interest income and expense
78	Note 15	–	Segmented information

54	CIBC THIRD QUARTER 2024

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2024 Jul. 31	2023 Oct. 31 (1)
ASSETS
Cash and non-interest-bearing deposits with banks	$11,684	$20,816
Interest-bearing deposits with banks	36,165	34,902
Securities (Note 5)	253,922	211,348
Cash collateral on securities borrowed	16,495	14,651
Securities purchased under resale agreements	79,321	80,184
Loans (Note 6)
Residential mortgages	277,246	274,244
Personal	46,388	45,587
Credit card	20,226	18,538
Business and government	210,047	194,870
Allowance for credit losses	(3,920)	(3,902)
	549,987	529,337
Other
Derivative instruments	30,311	33,243
Customers’ liability under acceptances	162	10,816
Property and equipment	3,261	3,251
Goodwill	5,406	5,425
Software and other intangible assets	2,728	2,742
Investments in equity-accounted associates and joint ventures	721	669
Deferred tax assets	620	647
Other assets	30,624	27,659
	73,833	84,452
	$1,021,407	$975,690
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$250,231	$239,035
Business and government	414,178	412,561
Bank	27,503	22,296
Secured borrowings	51,534	49,484
	743,446	723,376
Obligations related to securities sold short	24,040	18,666
Cash collateral on securities lent	8,515	8,081
Obligations related to securities sold under repurchase agreements	115,368	87,118
Other
Derivative instruments	36,493	41,290
Acceptances	173	10,820
Deferred tax liabilities	42	40
Other liabilities	28,093	26,653
	64,801	78,803
Subordinated indebtedness (Note 8)	7,454	6,483
Equity
Preferred shares and other equity instruments	4,949	4,925
Common shares (Note 9)	16,919	16,082
Contributed surplus	128	109
Retained earnings	32,844	30,352
Accumulated other comprehensive income (AOCI)	2,689	1,463
Total shareholders’ equity	57,529	52,931
Non-controlling interests	254	232
Total equity	57,783	53,163
	$1,021,407	$975,690
(1)
Certain comparative amounts have been restated to reflect the adoption of IFRS 17 “Insurance Contracts” (IFRS 17) in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2024	55

Consolidated statement of
income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)
Interest income (Note 14) (2)
Loans	$8,726	$8,250	$7,830	$25,257	$22,020
Securities	2,482	2,379	1,870	7,167	5,176
Securities borrowed or purchased under resale agreements	1,528	1,452	1,186	4,370	3,209
Deposits with banks and other	711	692	733	2,160	2,157
	13,447	12,773	11,619	38,954	32,562
Interest expense (Note 14)
Deposits	7,713	7,576	6,966	23,000	19,064
Securities sold short	156	150	105	462	299
Securities lent or sold under repurchase agreements	1,769	1,492	1,107	4,615	2,984
Subordinated indebtedness	134	136	117	390	338
Other	143	138	88	425	249
	9,915	9,492	8,383	28,892	22,934
Net interest income	3,532	3,281	3,236	10,062	9,628
Non-interest income
Underwriting and advisory fees	165	191	143	525	382
Deposit and payment fees	249	228	261	708	695
Credit fees	303	332	355	1,001	1,016
Card fees	97	112	67	309	279
Investment management and custodial fees	508	488	451	1,454	1,314
Mutual fund fees	452	434	428	1,331	1,322
Income from insurance activities, net (1)	87	87	86	271	262
Commissions on securities transactions	109	106	82	302	257
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	869	685	562	2,399	1,735
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	3	31	27	49	68
Foreign exchange other than trading (FXOTT)	99	102	82	293	286
Income (loss) from equity-accounted associates and joint ventures	20	25	3	61	35
Other	111	62	69	224	206
	3,072	2,883	2,616	8,927	7,857
Total revenue	6,604	6,164	5,852	18,989	17,485
Provision for credit losses (Note 6)	483	514	736	1,582	1,469
Non-interest expenses
Employee compensation and benefits	2,095	2,009	1,888	6,054	5,660
Occupancy costs	197	208	199	622	607
Computer, software and office equipment	722	653	613	1,996	1,809
Communications	91	96	88	273	273
Advertising and business development	78	86	76	241	217
Professional fees	67	64	51	183	168
Business and capital taxes	31	28	28	94	98
Other (Note 13)	401	357	364	1,185	2,077
	3,682	3,501	3,307	10,648	10,909
Income before income taxes	2,439	2,149	1,809	6,759	5,107
Income taxes	644	400	377	1,487	1,553
Net income	$1,795	$1,749	$1,432	$5,272	$3,554
Net income attributable to non-controlling interests	$9	$10	$10	$31	$30
Preferred shareholders and other equity instrument holders	$63	$61	$66	$191	$205
Common shareholders	1,723	1,678	1,356	5,050	3,319
Net income attributable to equity shareholders	$1,786	$1,739	$1,422	$5,241	$3,524
Earnings per share (in dollars) (Note 12)
Basic	$1.83	$1.79	$1.48	$5.39	$3.64
Diluted	1.82	1.79	1.47	5.38	3.63
Dividends per common share (in dollars)	0.90	0.90	0.87	2.70	2.57
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)
Interest income included $12.4 billion for the quarter ended July 31, 2024 (April 30, 2024: $11.9 billion; July 31, 2023: $11.0 billion) and $36.3 billion for the nine months ended July 31, 2024 (July 31, 2023: $30.8 billion), calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

56	CIBC THIRD QUARTER 2024

Consolidated statement of comprehensive income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)

Net income	$1,795	$1,749	$1,432	$5,272	$3,554
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	161	1,244	(1,205)	(198)	(1,431)
Net gains (losses) on hedges of investments in foreign operations	(111)	(779)	676	72	788
	50	465	(529)	(126)	(643)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	2	21	83	183	346
Net (gains) losses reclassified to net income	(1)	(21)	(20)	(32)	(52)
	1	–	63	151	294
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	1,270	(374)	(686)	1,767	(5)
Net (gains) losses reclassified to net income	(274)	(92)	165	(482)	(315)
	996	(466)	(521)	1,285	(320)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	172	13	18	107	(145)
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	59	(57)	(45)	(197)	(186)
Net gains (losses) on equity securities designated at FVOCI	(2)	(10)	6	(12)	19
	229	(54)	(21)	(102)	(312)
Total OCI (2)	1,276	(55)	(1,008)	1,208	(981)
Comprehensive income	$3,071	$1,694	$424	$6,480	$2,573
Comprehensive income attributable to non-controlling interests	$9	$10	$10	$31	$30
Preferred shareholders and other equity instrument holders	$63	$61	$66	$191	$205
Common shareholders	2,999	1,623	348	6,258	2,338
Comprehensive income attributable to equity shareholders	$3,062	$1,684	$414	$6,449	$2,543
(1)  Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)  Includes $14 million of gains for the quarter ended July 31, 2024 (April 30, 2024: $1 million of gains; July 31, 2023: $6 million of losses) and $68 million of gains for the nine months ended July 31, 2024 (July 31, 2023: $55 million of gains), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(4)	$(34)	$39	$7	$46
Net gains (losses) on hedges of investments in foreign operations	5	78	(56)	(13)	(67)
	1	44	(17)	(6)	(21)
Net change in debt securities measured at FVOCI
Net gains (losses) on debt securities measured at FVOCI	9	(2)	(34)	(25)	(97)
Net (gains) losses reclassified to net income	–	8	7	12	20
	9	6	(27)	(13)	(77)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(489)	144	264	(680)	22
Net (gains) losses reclassified to net income	106	35	(63)	186	113
	(383)	179	201	(494)	135
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(66)	(5)	(7)	(40)	39
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(23)	21	17	75	68
Net gains (losses) on equity securities designated at FVOCI	1	3	(2)	4	(6)
	(88)	19	8	39	101
	$(461)	$248	$165	$(474)	$138
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2024	57

Consolidated statement of changes in equity

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2024 Jul. 31	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)
Preferred shares and other equity instruments
Balance at beginning of period	$5,098	$4,925	$4,925	$4,923
Issue of preferred shares and limited recourse capital notes	500	–	1,000	–
Redemption of preferred shares	(650)	–	(975)	–
Treasury shares	1	–	(1)	2

Balance at end of period	$4,949	$4,925	$4,949	$4,925
Common shares (Note 9)
Balance at beginning of period	$16,813	$15,389	$16,082	$14,726
Issue of common shares	103	357	837	1,020
Treasury shares	3	(4)	–	(4)

Balance at end of period	$16,919	$15,742	$16,919	$15,742
Contributed surplus
Balance at beginning of period	$114	$118	$109	$115
Compensation expense arising from equity-settled share-based awards	3	3	9	8
Exercise of stock options and settlement of other equity-settled share-based awards	(1)	(17)	(4)	(20)
Other (2)	12	(1)	14	–

Balance at end of period	$128	$103	$128	$103
Retained earnings
Balance at beginning of period before accounting policy changes	n/a	$29,186	n/a	$28,823
Impact of adopting IFRS 17 at November 1, 2022	n/a	n/a	n/a	(56)
Balance at beginning of period under IFRS 17	$31,990	$29,186	$30,352	$28,767
Net income attributable to equity shareholders	1,786	1,422	5,241	3,524
Dividends and distributions
Preferred and other equity instruments	(63)	(66)	(191)	(205)
Common	(849)	(799)	(2,532)	(2,345)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	(19)	2	(18)	4
Other	(1)	(1)	(8)	(1)

Balance at end of period	$32,844	$29,744	$32,844	$29,744
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$1,986	$1,697	$2,162	$1,811
Net change in foreign currency translation adjustments	50	(529)	(126)	(643)

Balance at end of period	$2,036	$1,168	$2,036	$1,168
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(257)	$(385)	$(407)	$(616)
Net change in debt securities measured at FVOCI	1	63	151	294

Balance at end of period	$(256)	$(322)	$(256)	$(322)
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(737)	$(461)	$(1,026)	$(662)
Net change in cash flow hedges	996	(521)	1,285	(320)

Balance at end of period	$259	$(982)	$259	$(982)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$527	$669	$592	$832
Net change in post-employment defined benefit plans	172	18	107	(145)

Balance at end of period	$699	$687	$699	$687
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(128)	$93	$128	$234
Net change attributable to changes in credit risk	59	(45)	(197)	(186)

Balance at end of period	$(69)	$48	$(69)	$48
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$3	$6	$14	$(5)
Net gains (losses) on equity securities designated at FVOCI	(2)	6	(12)	19
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	19	(2)	18	(4)

Balance at end of period	$20	$10	$20	$10

Total AOCI, net of income tax	$2,689	$609	$2,689	$609
Non-controlling interests
Balance at beginning of period	$247	$215	$232	$201
Net income attributable to non-controlling interests	9	10	31	30
Dividends	(2)	(2)	(6)	(6)
Other	–	(7)	(3)	(9)

Balance at end of period	$254	$216	$254	$216

Equity at end of period	$57,783	$51,339	$57,783	$51,339
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
n/a	Not applicable.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

58	CIBC THIRD QUARTER 2024

Consolidated statement of cash flows

	For the three months ended		For the nine months ended
Unaudited, millions of Canadian dollars	2024 Jul. 31	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)
Cash flows provided by (used in) operating activities
Net income	$1,795	$1,432	$5,272	$3,554
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	483	736	1,582	1,469
Amortization and impairment (2)	317	274	881	833
Stock options and restricted shares expense	3	3	9	8
Deferred income taxes	(22)	(62)	(41)	(126)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(3)	(27)	(49)	(68)
Net losses (gains) on disposal of property and equipment	–	–	–	(3)
Other non-cash items, net	(1,075)	1,582	(1,564)	1,643
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	2,679	4,483	(1,263)	5,459
Loans, net of repayments	(11,803)	(1,040)	(20,675)	(11,658)
Deposits, net of withdrawals	9,523	(1,803)	14,341	(470)
Obligations related to securities sold short	591	1,018	5,374	2,465
Accrued interest receivable	53	108	(485)	(744)
Accrued interest payable	(130)	406	632	2,047
Derivative assets	1,145	(1,015)	2,948	13,041
Derivative liabilities	(3,004)	2,298	(5,477)	(13,354)
Securities measured at FVTPL	(9,337)	(13,015)	(23,446)	(15,136)
Other assets and liabilities measured/designated at FVTPL	748	1,197	3,141	5,304
Current income taxes	(15)	46	(83)	250
Cash collateral on securities lent	(114)	(585)	434	239
Obligations related to securities sold under repurchase agreements	14,359	5,944	28,250	5,620
Cash collateral on securities borrowed	(2,740)	(3,240)	(1,844)	1,829
Securities purchased under resale agreements	6,721	(4,098)	863	(4,675)
Other, net	2,115	(1,137)	3,131	2,521
	12,289	(6,495)	11,931	48
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	2,250	1,750
Redemption/repurchase/maturity of subordinated indebtedness	(1,536)	–	(1,536)	(1,500)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	498	–	996	–
Redemption of preferred shares	(650)	–	(975)	–
Issue of common shares for cash	57	46	181	138
Net sale (purchase) of treasury shares	4	(4)	(1)	(2)
Dividends and distributions paid	(867)	(571)	(2,071)	(1,688)
Repayment of lease liabilities	(79)	(84)	(207)	(249)
	(1,573)	(613)	(1,363)	(1,551)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(20,641)	(19,689)	(60,208)	(62,294)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	4,864	9,965	21,462	20,435
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	6,709	8,758	19,754	26,171
Net sale (purchase) of property, equipment and software	(275)	(238)	(696)	(724)
	(9,343)	(1,204)	(19,688)	(16,412)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	12	(84)	(12)	(75)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	1,385	(8,396)	(9,132)	(17,990)
Cash and non-interest-bearing deposits with banks at beginning of period	10,299	21,941	20,816	31,535
Cash and non-interest-bearing deposits with banks at end of period (3)	$11,684	$13,545	$11,684	$13,545
Cash interest paid	$10,045	$7,977	$28,261	$20,887
Cash interest received	13,037	11,404	37,183	31,002
Cash dividends received	463	323	1,286	816
Cash income taxes paid	679	394	1,610	1,427
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted cash of $465 million (July 31, 2023: $471 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2024	59

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2023.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2024.
Note 1. Changes in accounting policies
a) Retrospective application of new standards
IFRS 17 “Insurance Contracts” (IFRS 17)
CIBC adopted IFRS 17 “Insurance Contracts” as at November 1, 2023, in place of IFRS 4 “Insurance Contracts” (IFRS 4). IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. We applied IFRS 17 on
a
retrospective basis beginning on November 1, 2023, with the restatement of the 2023 comparative periods. We recognized an after-tax reduction of $56 million to retained earnings at the beginning of the comparative year November 1, 2022, due to the adoption of IFRS 17.
IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfilment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We have applied GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows, which has been applied to our insurance contracts with contract boundaries shorter than one year. Under both measurement models, we have measured the liability for incurred claims on the basis of fulfilment cash flows relating to claims incurred.
On transition, we applied the full retrospective approach to transition contracts with contract boundaries shorter than one year, which constitutes the majority of our insurance business. The full retrospective approach required us to measure the insurance contracts as if IFRS 17 had always been applied. We applied the fair value approach to transition contracts with contract boundaries exceeding a year and to which we were unable to apply the full retrospective approach. Under the fair value approach, we determined the CSM of the liability for remaining coverage as at the transition date, as the difference between the fair value of the group of insurance contracts and the fulfilment cash flows measured at that date. Upon adoption, no reclassifications were made to our financial assets under IFRS 9.
The impacted lines on the opening November 1, 2022 consolidated balance sheet as a result of the retrospective application of IFRS 17 were as follows:

$ millions	Reported as at October 31, 2022	IFRS 17 transitional adjustments	Restated as at opening November 1, 2022
Assets
Deferred tax assets	$ 480	$ 20	$ 500
Other assets	35,197	(44)	35,153
Liabilities and equity
Other liabilities	$ 28,072	$ 32	$ 28,104
Retained earnings	28,823	(56)	28,767
As part of the adoption of IFRS 17, we present our insurance results as part of Income from insurance activities, net (formerly Insurance fees, net of claims). The adoption of IFRS 17 resulted in an increase in Net income before tax of $9 million and an increase in Income taxes of $3 million for the year ended October 31, 2023. There was an increase in Net income before taxes of $2 million for the three months ended
July
 3
1
, 2023, and an increase in Net income before taxes of $6 million and an increase in Income taxes of $2 million for the nine
 months ended
July 31, 2023.
b) Prospective application of new standards
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 “Income Taxes” (IAS 12)
On May 23, 2023, the IASB issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two Model Rules. CIBC has applied this exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments to IAS 12 require additional disclosures as of CIBC’s fiscal year beginning November 1, 2023, for the periods where the Pillar Two legislation has been enacted or substantively enacted but is not yet in effect, as reflected in Note 11 to our interim consolidated financial statements.

60	CIBC THIRD QUARTER 2024

c) Future accounting policy changes
IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, which for CIBC will be for the fiscal year beginning November 1, 2027, with the requirement to restate comparative financial periods. Early adoption is permitted. IFRS 18 is a result of the IASB’s Primary Financial Statements project, which aimed to improve the comparability and transparency of communication in financial statements. It introduces a number of new requirements including a more structured consolidated statement of income, new disclosure for certain management-defined performance measures and new guidance on how to aggregate and disaggregate information on the face of the consolidated financial statements and notes. We are currently evaluating the impact that adopting this standard will have on our consolidated financial statements.

Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued “Amendments to Classification and Measurement of Financial Instruments: Amendments to IFRS 9 and IFRS 7” (the amendments). The amendments provide guidance on the assessment of contractual cash flows characteristics of financial instruments with environment, social and governance (ESG) linked features, the derecognition of financial liabilities including those which are settled using electronic payment systems and introduce additional disclosure requirements for equity instruments designated as FVOCI and for financial instruments with cash flows contingent on certain events. These amendments are effective for annual periods beginning on or after January 1, 2026, which for us will be November 1, 2026. Earlier application is permitted.
We are currently evaluating the impact of these amendments to IFRS 9 and IFRS 7 on our consolidated financial statements.
Note 2. Significant estimates and assumptions
As disclosed in our 2023 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, leases, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates.
The need to apply judgment particularly impacts estimates and assumptions relating to the allowance for credit losses, where significant judgment continued to be inherent in the forecasting of forward-looking information. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of expected credit loss (ECL) allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements in our 2023 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

CIBC THIRD QUARTER 2024	61

Note 3. Fair value measur
em
ent
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2024	Financial assets
Jul. 31	Cash and deposits with banks	$47,849	$–	$–	$–	$47,849	$47,849	$–
	Securities	70,501	106,169	–	77,252	253,922	252,927	(995)
	Cash collateral on securities borrowed	16,495	–	–	–	16,495	16,495	–
	Securities purchased under resale agreements	60,790	18,531	–	–	79,321	79,321	–
	Loans
	Residential mortgages	276,740	4	–	–	276,744	275,213	(1,531)
	Personal	45,343	–	–	–	45,343	45,339	(4)
	Credit card	19,437	–	–	–	19,437	19,476	39
	Business and government	208,040	310	113	–	208,463	208,442	(21)
	Derivative instruments	–	30,311	–	–	30,311	30,311	–
	Customers’ liability under acceptances	162	–	–	–	162	162	–
	Other assets	20,201	387	–	–	20,588	20,588	–
	Financial liabilities
	Deposits
	Personal	$233,017	$–	$17,214	$–	$250,231	$250,545	$314
	Business and government	393,978	–	20,200	–	414,178	415,053	875
	Bank	27,503	–	–	–	27,503	27,503	–
	Secured borrowings	50,179	–	1,355	–	51,534	51,774	240
	Derivative instruments	–	36,493	–	–	36,493	36,493	–
	Acceptances	173	–	–	–	173	173	–
	Obligations related to securities sold short	–	24,040	–	–	24,040	24,040	–
	Cash collateral on securities lent	8,515	–	–	–	8,515	8,515	–
	Obligations related to securities sold under repurchase agreements	107,427	–	7,941	–	115,368	115,368	–
	Other liabilities	19,481	150	3	–	19,634	19,634	–
	Subordinated indebtedness	7,454	–	–	–	7,454	7,679	225
2023	Financial assets
Oct. 31	Cash and deposits with banks	$55,718	$–	$–	$–	$55,718	$55,718	$–
	Securities	67,294	82,723	–	61,331	211,348	209,326	(2,022)
	Cash collateral on securities borrowed	14,651	–	–	–	14,651	14,651	–
	Securities purchased under resale agreements	66,797	13,387	–	–	80,184	80,184	–
	Loans
	Residential mortgages	273,785	3	–	–	273,788	268,403	(5,385)
	Personal	44,570	–	–	–	44,570	44,454	(116)
	Credit card	17,853	–	–	–	17,853	17,909	56
	Business and government	192,856	126	144	–	193,126	192,727	(399)
	Derivative instruments	–	33,243	–	–	33,243	33,243	–
	Customers’ liability under acceptances	10,816	–	–	–	10,816	10,816	–
	Other assets	18,651	–	–	–	18,651	18,651	–
	Financial liabilities
	Deposits
	Personal	$225,183	$–	$13,852	$–	$239,035	$238,725	$(310)
	Business and government	392,021	–	20,540	–	412,561	412,983	422
	Bank	22,296	–	–	–	22,296	22,296	–
	Secured borrowings	48,098	–	1,386	–	49,484	49,353	(131)
	Derivative instruments	–	41,290	–	–	41,290	41,290	–
	Acceptances	10,820	–	–	–	10,820	10,820	–
	Obligations related to securities sold short	–	18,666	–	–	18,666	18,666	–
	Cash collateral on securities lent	8,081	–	–	–	8,081	8,081	–
	Obligations related to securities sold under repurchase agreements	82,403	–	4,715	–	87,118	87,118	–
	Other liabilities	18,459	119	16	–	18,594	18,594	–
	Subordinated indebtedness	6,483	–	–	–	6,483	6,561	78

62	CIBC THIRD QUARTER 2024

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the int erim
consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2024 Jul. 31	2023 Oct. 31	2024 Jul. 31	2023 Oct. 31	2024 Jul. 31	2023 Oct. 31	2024 Jul. 31	2023 Oct. 31
Financial assets
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	$3,469	$4,194	$31,530	$25,128	$–	$–	$34,999	$29,322
Corporate debt	–	–	4,044	4,455	–	–	4,044	4,455
Mortgage- and asset-backed	–	–	4,190	3,056	64	151	4,254	3,207
	3,469	4,194	39,764	32,639	64	151	43,297	36,984
Loans mandatorily measured at FVTPL
Business and government	–	–	310	126	113 (1)	144 (1)	423	270
Residential mortgages	–	–	4	3	–	–	4	3
	–	–	314	129	113	144	427	273
Debt securities measured at FVOCI
Government issued or guaranteed	3,472	3,468	60,472	48,717	–	–	63,944	52,185
Corporate debt	–	–	8,361	6,658	–	–	8,361	6,658
Mortgage- and asset-backed	–	–	4,292	1,916	–	–	4,292	1,916
	3,472	3,468	73,125	57,291	–	–	76,597	60,759
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	61,922	44,852	982	872	623	587	63,527	46,311
Securities purchased under resale agreements measured at FVTPL	–	–	18,531	13,387 (2)	–	–	18,531	13,387
Other assets	–	–	387	–	–	–	387	–
Derivative instruments
Interest rate	1	1	6,431	9,385	86	21	6,518	9,407
Foreign exchange	–	–	10,777	15,509	–	–	10,777	15,509
Credit	–	–	1	18	46	46	47	64
Equity	5,266	2,331	4,523	2,900	9	4	9,798	5,235
Precious metal and other commodity	19	15	3,152	3,013	–	–	3,171	3,028
	5,286	2,347	24,884	30,825	141	71	30,311	33,243
Total financial assets	$74,149	$54,861	$157,987	$135,143	$941	$953	$233,077	$190,957
Financial liabilities
Deposits and other liabilities (3)	$–	$–	$(38,534)	$(35,671)	$(388)	$(242)	$(38,922)	$(35,913)
Obligations related to securities sold short	(9,112)	(6,265)	(14,928)	(12,401)	–	–	(24,040)	(18,666)
Obligations related to securities sold under repurchase agreements	–	–	(7,941)	(4,715)	–	–	(7,941)	(4,715)
Derivative instruments
Interest rate	–	(1)	(8,595)	(13,781)	(934)	(1,817)	(9,529)	(15,599)
Foreign exchange	–	–	(12,877)	(17,677)	(5)	–	(12,882)	(17,677)
Credit	–	–	(8)	(11)	(51)	(52)	(59)	(63)
Equity	(4,347)	(2,406)	(6,058)	(3,498)	(1)	(5)	(10,406)	(5,909)
Precious metal and other commodity	(39)	(68)	(3,578)	(1,974)	–	–	(3,617)	(2,042)
	(4,386)	(2,475)	(31,116)	(36,941)	(991)	(1,874)	(36,493)	(41,290)
Total financial liabilities	$(13,498)	$(8,740)	$(92,519)	$(89,728)	$(1,379)	$(2,116)	$(107,396)	$(100,584)
(1)	Includes $113 million related to loans designated at FVTPL (October 31, 2023: $144 million).
(2)	Restated from amounts previously presented.
(3)
Comprises deposits designated at FVTPL of $38,366 million (October 31, 2023: $35,639 million), net bifurcated embedded derivative liabilities of $
403
million (October 31, 2023: $139 million), other liabilities designated at FVTPL of $3 million (October 31, 2023: $16 million), and other financial liabilities measured at fair value of $150 million (October 31, 2023: $119 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2024, we transferred $1 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and no transfers from Level 2 to Level 1, and $826 million of securities sold short from Level 1 to Level 2 and $781 million from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities (for the quarter ended April 30, 2024, $1,597 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $759 million from Level 2 to Level 1, and $1,775 million of securities sold short from Level 1 to Level 2 and $2,535 million from Level 2 to Level 1; for the quarter ended July 31, 2023, $1,053 million of securities mandatorily measured at FVTPL were transferred from Level 1 to Level 2 and $652 million from Level 2 to Level 1, $1,114 million of securities sold short from Level 1 to Level 2 and no transfers from Level 2 to Level 1). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2024, April 30, 2024, and July 31, 2023, primarily due to changes in the assessment of the observability of certain correlation and market volatility and probability inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC THIRD QUARTER 2024	63

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2024
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$–	$–	$–		$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	101	–	–		–	–	–	9	(46)	64
Loans mandatorily measured at FVTPL
Business and government	121	–	2		–	–	–	–	(10)	113
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	608	3	9		(1)	–	–	26	(22)	623
Derivative instruments
Interest rate	36	–	67		–	–	(17)	–	–	86
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	46	(1)	1		–	–	–	–	–	46
Equity	5	–	1		–	–	–	3	–	9
Total assets	$917	$2	$80		$(1)	$–	$(17)	$38	$(78)	$941
Deposits and other liabilities (5)	$(380)	$19	$(56)		$–	$(1)	$3	$(1)	$28	$(388)
Derivative instruments
Interest rate	(1,222)	–	233		–	–	59	(4)	–	(934)
Foreign exchange	(13)	–	(5)		–	–	13	–	–	(5)
Credit	(51)	–	–		–	–	–	–	–	(51)
Equity	(4)	–	–		–	–	1	–	2	(1)
Total liabilities	$(1,670)	$19	$172		$–	$(1)	$76	$(5)	$30	$(1,379)
Apr. 30, 2024
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$–	$–	$–		$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	147	–	–		–	–	–	12	(58)	101
Loans mandatorily measured at FVTPL
Business and government	131	–	(1)		3	–	–	–	(12)	121
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	586	3	16		(11)	–	–	32	(18)	608
Derivative instruments
Interest rate	117	–	(44)		–	–	(37)	–	–	36
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	45	(2)	2		–	–	–	1	–	46
Equity	5	–	–		–	–	–	–	–	5
Total assets	$1,031	$1	$(27)		$(8)	$–	$(37)	$45	$(88)	$917
Deposits and other liabilities (5)	$(399)	$(4)	$2		$–	$(1)	$5	$(24)	$41	$(380)
Derivative instruments
Interest rate	(908)	–	(386)		–	–	52	–	20	(1,222)
Foreign exchange	(9)	–	(13)		–	–	9	–	–	(13)
Credit	(50)	–	–		–	(2)	–	–	1	(51)
Equity	(6)	–	–		–	–	2	–	–	(4)
Total liabilities	$(1,372)	$(4)	$(397)		$–	$(3)	$68	$(24)	$62	$(1,670)
Jul. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	229	–	–		–	–	–	33	(54)	208
Loans mandatorily measured at FVTPL
Business and government	180	–	(1)		(4)	–	–	–	(26)	149
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	593	4	6		6	–	–	18	(73)	554
Derivative instruments
Interest rate	50	–	(25)		–	–	(10)	5	–	20
Foreign exchange	24	–	–		–	–	(24)	–	–	–
Credit	45	(1)	–		–	–	–	–	–	44
Equity	6	1	–		–	–	–	–	(5)	2
Total assets	$1,129	$4	$(20)		$2	$–	$(34)	$56	$(158)	$979
Deposits and other liabilities (5)	$(342)	$(19)	$(2)		$–	$–	$–	$(50)	$61	$(352)
Derivative instruments
Interest rate	(768)	–	(290)		–	–	3	(8)	(5)	(1,068)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(50)	1	–		–	–	–	–	–	(49)
Equity	(3)	–	–		–	(2)	2	(2)	–	(5)
Total liabilities	$(1,163)	$(18)	$(292)		$–	$(2)	$5	$(60)	$56	$(1,474)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $213 million (April 30, 2024: $197 million; July 31, 2023: $77 million), net bifurcated embedded derivative liabilities of $172 million (April 30, 2024: $156 million; July 31, 2023: $219 million) and other liabilities designated at FVTPL of $3 million (April 30, 2024: $27 million; July 31, 2023: $56 million).

64	CIBC THIRD QUARTER 2024

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
Jul. 31, 2024
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$–	$–	$–		$–	$–	$–	$–	$–	$–
Mortgage- and asset-backed	151	–	(3)		–	–	–	70	(154)	64
Loans mandatorily measured at FVTPL
Business and government	144	–	4		(1)	–	–	–	(34)	113
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	587	8	19		(14)	–	–	88	(65)	623
Derivative instruments
Interest rate	21	–	120		–	–	(55)	–	–	86
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	46	(4)	3		–	–	–	1	–	46
Equity	4	–	1		–	2	(2)	5	(1)	9
Total assets	$953	$4	$144		$(15)	$2	$(57)	$164	$(254)	$941
Deposits and other liabilities (5)	$(242)	$(1)	$(123)		$–	$(2)	$11	$(102)	$71	$(388)
Derivative instruments
Interest rate	(1,817)	–	416		–	–	422	(4)	49	(934)
Foreign exchange	–	–	(27)		–	–	22	–	–	(5)
Credit	(52)	1	1		–	(2)	–	–	1	(51)
Equity	(5)	–	(1)		–	(1)	4	–	2	(1)
Total liabilities	$(2,116)	$–	$266		$–	$(5)	$459	$(106)	$123	$(1,379)
Jul. 31, 2023
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–	$–	$2
Mortgage- and asset-backed	207	–	–		–	–	–	139	(138)	208
Loans mandatorily measured at FVTPL
Business and government	687	–	5		(9)	–	–	–	(534)	149
Corporate equity mandatorily measured at FVTPL and designated at FVOCI	459	5	41		15	–	–	186	(152)	554
Derivative instruments
Interest rate	18	–	–		–	–	(10)	12	–	20
Foreign exchange	–	–	24		–	–	(24)	–	–	–
Credit	45	(2)	1		–	–	–	–	–	44
Equity	4	1	–		–	2	(2)	5	(8)	2
Total assets	$1,422	$4	$71		$6	$2	$(36)	$342	$(832)	$979
Deposits and other liabilities (5)	$(409)	$(23)	$(8)		$–	$(2)	$–	$(79)	$169	$(352)
Derivative instruments
Interest rate	(1,533)	–	61		–	–	389	(11)	26	(1,068)
Foreign exchange	–	–	–		–	–	–	–	–	–
Credit	(50)	2	(1)		–	–	–	–	–	(49)
Equity	(3)	–	(1)		–	(3)	5	(3)	–	(5)
Total liabilities	$(1,995)	$(21)	$51		$–	$(5)	$394	$(93)	$195	$(1,474)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)
Includes deposits designated at FVTPL of $213 million (July 31, 2023: $77 million), net bifurcated embedded derivative liabilities of $172 million (July 31, 2023: $219 million) and other liabilities designated at FVTPL of $3 million (July 31, 2023: $56 million).

Financial instruments designated at FVTPL (FVO)
A net gain of $9 million, net of hedges for the three months ended July 31, 2024 (a net gain of $7 million and a net gain of $2 million for the three months ended April 30, 2024 and July 31, 2023, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain
 of

$
9
 million
, net of hedges for the nine months ended July 31, 2024 was recognized for FVO assets and FVO liabilities (a net loss of $18 million for the nine months ended July 31, 2023).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.
Note 4. Significant transactions
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024 upon the satisfaction of the closing conditions, and was not material. The Sint Maarten transaction is subject to closing conditions, and is expected to be finalized in the second
quarter of 2025. The impact upon closing is not expected to be material.

CIBC THIRD QUARTER 2024	65

Note 5. Securities
Securities

$ millions, as at	2024 Jul. 31	2023 Oct. 31
	Carrying amount

Securities measured and designated at FVOCI	$77,252	$61,331
Securities measured at amortized cost (1)	70,501	67,294
Securities mandatorily measured and designated at FVTPL	106,169	82,723
	$253,922	$211,348
(1)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2023: a realized gain of nil).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2024 Jul. 31					2023 Oct. 31
	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$11,383		$3	$(20)	$11,366	$10,890		$16	$(9)	$10,897
Other Canadian governments	16,727		9	(83)	16,653	13,526		33	(74)	13,485
U.S. Treasury and agencies	30,683		21	(156)	30,548	22,383		4	(223)	22,164
Other foreign governments	5,360		21	(4)	5,377	5,632		21	(14)	5,639
Mortgage-backed securities	3,378		3	(24)	3,357	1,021		–	(43)	978
Asset-backed securities	933		2	–	935	944		–	(6)	938
Corporate debt	8,365		6	(10)	8,361	6,691		1	(34)	6,658
	76,829		65	(297)	76,597	61,087		75	(403)	60,759
Corporate equity (2)	631		50	(26)	655	556		48	(32)	572
	$77,460		$115	$(323)	$77,252	$61,643		$123	$(435)	$61,331
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $19 million (October 31, 2023: $22 million).
(2)	Includes restricted stock.
Fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2024 was nil (nil and $5 million for the three months ended April 30, 2024 and July 31, 2023, respectively) and nil for the nine months ended July 31, 2024 (July 31, 2023: $10 million), at the time of disposal.
Net realized cumulative after-tax losses of $
19
million for the three months ended July 31, 2024 (
nil
and $
2
 million of gains for the three months ended April 30, 2024 and July 31, 2023, respectively) and $
18
 million of losses for the nine months ended July 31, 2024 (July 31, 2023: $
4
 million of gains), were reclassified from AOCI to retained earnings, resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI.
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2024 was
$
1
million

(nil and $1 million for the three months ended April 30, 2024 and July 31, 2023, respectively) and $2 million for the nine months ended July 31, 2024 (July 31, 2023: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2024 was nil (nil and nil for the three months ended April 30, 2024 and July 31, 2023, respectively) and nil for the nine months ended July 31, 2024 (July 31, 2023: nil).

66	CIBC THIRD QUARTER 2024

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI and amortized cost:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
2024	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$6	$19	$13	$38
	Provision for (reversal of) credit losses (2)	1	(1)	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$7	$18	$12	$37
	Comprises:
	Debt securities measured at FVOCI	$1	18	–	19
	Debt securities measured at amortized cost	6	–	12	18
2024	Debt securities measured at FVOCI and amortized cost
Apr. 30	Balance at beginning of period	$7	$20	$13	$40
	Provision for (reversal of) credit losses (2)	(1)	(1)	–	(2)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$6	$19	$13	$38
	Comprises:
	Debt securities measured at FVOCI	$1	19	–	20
	Debt securities measured at amortized cost	5	–	13	18
2023	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$8	$20	$15	$43
	Provision for (reversal of) credit losses (2)	–	–	(1)	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	(1)	–	(1)
	Balance at end of period	$8	$19	$14	$41
	Comprises:
	Debt securities measured at FVOCI	$2	19	–	21
	Debt securities measured at amortized cost	6	–	14	20

$ millions, as at or for the nine months ended
2024	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$8	$20	$14	$42
	Provision for (reversal of) credit losses (2)	–	(2)	(2)	(4)
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	–	–	(1)
	Balance at end of period	$7	$18	$12	$37
2023	Debt securities measured at FVOCI and amortized cost
Jul. 31	Balance at beginning of period	$7	$20	$12	$39
	Provision for credit losses (2)	2	–	2	4
	Write-offs	–	–	–	–
	Foreign exchange and other	(1)	(1)	–	(2)
	Balance at end of period	$8	$19	$14	$41

(1)	Includes stage 3 ECL allowance on originated credit-impaired amortized cost debt securities.
(2)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC THIRD QUARTER 2024	67

Note 6. Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2024 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$92	$151	$256	$499
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	3	(5)	(14)	(16)
Changes in model	–	–	–	–
Net remeasurement (2)	(41)	46	27	32
Transfers (2)
– to 12-month ECL	40	(40)	–	–
– to lifetime ECL performing	(3)	4	(1)	–
– to lifetime ECL credit-impaired	–	(2)	2	–
Total provision for (reversal of) credit losses (3)	(1)	3	14	16
Write-offs	–	–	(8)	(8)
Recoveries	–	–	3	3
Interest income on impaired loans	–	–	(9)	(9)
Foreign exchange and other	–	(1)	2	1
Balance at end of period	$91	$153	$258	$502
Personal
Balance at beginning of period	$175	$724	$196	$1,095
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	8	(14)	(10)	(16)
Changes in model	–	–	–	–
Net remeasurement (2)	(133)	149	121	137
Transfers (2)
– to 12-month ECL	143	(142)	(1)	–
– to lifetime ECL performing	(18)	20	(2)	–
– to lifetime ECL credit-impaired	–	(25)	25	–
Total provision for (reversal of) credit losses (3)	–	(12)	133	121
Write-offs	–	–	(146)	(146)
Recoveries	–	–	15	15
Interest income on impaired loans	–	–	(2)	(2)
Foreign exchange and other	4	–	(3)	1
Balance at end of period	$179	$712	$193	$1,084
Credit card
Balance at beginning of period	$184	$608	$–	$792
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	5	(2)	–	3
Changes in model	–	–	–	–
Net remeasurement (2)	(72)	172	111	211
Transfers (2)
– to 12-month ECL	96	(96)	–	–
– to lifetime ECL performing	(20)	20	–	–
– to lifetime ECL credit-impaired	–	(54)	54	–
Total provision for (reversal of) credit lo sses (3)	9	40	165	214
Write-offs	–	–	(198)	(198)
Recoveries	–	–	33	33
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$193	$648	$–	$841
Business and government
Balance at beginning of period	$312	$953	$435	$1,700
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	2	(32)	(9)	(39)
Changes in model	–	–	–	–
Net remeasurement (2)	(43)	129	85	171
Transfers (2)
– to 12-month ECL	55	(50)	(5)	–
– to lifetime ECL performing	(9)	11	(2)	–
– to lifetime ECL credit-impaired	–	(23)	23	–
Total provision for (reversal of) credit losses (3)	5	35	92	132
Write-offs	–	–	(142)	(142)
Recoveries	–	–	18	18
Interest income on impaired loans	–	–	(20)	(20)
Foreign exchange and other	(6)	3	6	3
Balance at end of period	$311	$991	$389	$1,691
Total ECL allowance (4)	$774	$2,504	$840	$4,118
Comprises:
Loans	$684	$2,407	$829	$3,920
Undrawn credit facilities and other off-balance sheet exposures (5)	90	97	11	198
(1)	Excludes the disposal and write-off of impaired loans.
(2)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit lo sse
s on our interim consolidated statement of income.

(4)
See Note 5 for the ECL allowance on debt securities measured at FVOCI and amortized cost. The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2024, April 30, 2024 and July 31, 2023 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(5)	Included in Other liabilities on our interim consolidated balance sheet.
(6)	The nine months ended July 31, 2023 amounts include the impact of a change in the internal risk rating methodology applied in the first quarter of 2023 at CIBC Bank USA.

68	CIBC THIRD QUARTER 2024

$ millions, as at or for the three months ended	2024 Apr. 30				2023 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$88	$165	$250	$503	$78	$110	$196	$384
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	4	(4)	(12)	(12)	4	(2)	(8)	(6)
Changes in model	–	4	11	15	1	–	1	2
Net remeasurement (2)	(18)	6	13	1	(4)	71	39	106
Transfers (2)
– to 12-month ECL	19	(19)	–	–	26	(26)	–	–
– to lifetime ECL performing	(2)	3	(1)	–	(11)	11	–	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(1)	1	–
Total provision for (reversal of) credit losses (3)	3	(13)	14	4	16	53	33	102
Write-offs	–	–	(4)	(4)	–	–	(21)	(21)
Recoveries	–	–	–	–	–	–	–	–
Interest income on impaired loans	–	–	(6)	(6)	–	–	(4)	(4)
Foreign exchange and other	1	(1)	2	2	(2)	–	(4)	(6)
Balance at end of period	$92	$151	$256	$499	$92	$163	$200	$455
Personal
Balance at beginning of period	$176	$735	$187	$1,098	$165	$588	$167	$920
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	7	(15)	(9)	(17)	11	(8)	(7)	(4)
Changes in model	–	–	–	–	(1)	–	–	(1)
Net remeasurement (2)	(137)	155	110	128	(82)	162	105	185
Transfers (2)
– to 12-month ECL	144	(144)	–	–	88	(88)	–	–
– to lifetime ECL performing	(16)	17	(1)	–	(24)	24	–	–
– to lifetime ECL credit-impaired	–	(24)	24	–	–	(16)	16	–
Total provision for (reversal of) credit losses (3)	(2)	(11)	124	111	(8)	74	114	180
Write-offs	–	–	(132)	(132)	–	–	(117)	(117)
Recoveries	–	–	15	15	–	–	14	14
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	1	–	4	5	(1)	(1)	(3)	(5)
Balance at end of period	$175	$724	$196	$1,095	$156	$661	$173	$990
Credit card
Balance at beginning of period	$194	$580	$–	$774	$173	$559	$–	$732
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	6	(5)	–	1	4	(12)	–	(8)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(94)	161	96	163	(71)	187	66	182
Transfers (2)
– to 12-month ECL	93	(93)	–	–	88	(88)	–	–
– to lifetime ECL performing	(15)	15	–	–	(22)	22	–	–
– to lifetime ECL credit-impaired	–	(50)	50	–	–	(51)	51	–
Total provision for (reversal of) credit losses (3)	(10)	28	146	164	(1)	58	117	174
Write-offs	–	–	(177)	(177)	–	–	(147)	(147)
Recoveries	–	–	31	31	–	–	30	30
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$184	$608	$–	$792	$172	$617	$–	$789
Business and government
Balance at beginning of period	$258	$912	$637	$1,807	$339	$691	$515	$1,545
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	9	(2)	(10)	(3)	8	(8)	(6)	(6)
Changes in model	–	–	–	–	(2)	(1)	–	(3)
Net remeasurement (2)	21	64	153	238	(76)	184	181	289
Transfers (2)
– to 12-month ECL	33	(30)	(3)	–	55	(55)	–	–
– to lifetime ECL performing	(13)	14	(1)	–	(7)	7	–	–
– to lifetime ECL credit-impaired	–	(24)	24	–	–	(39)	39	–
Total provision for (reversal of) credit losses (3)	50	22	163	235	(22)	88	214	280
Write-offs	–	–	(385)	(385)	–	–	(80)	(80)
Recoveries	–	–	31	31	–	–	3	3
Interest income on impaired loans	–	–	(21)	(21)	–	–	(15)	(15)
Foreign exchange and other	4	19	10	33	(7)	(15)	(9)	(31)
Balance at end of period	$312	$953	$435	$1,700	$310	$764	$628	$1,702
Total ECL allowance (4)	$763	$2,436	$887	$4,086	$730	$2,205	$1,001	$3,936
Comprises:
Loans	$667	$2,346	$885	$3,898	$639	$2,076	$1,000	$3,715
Undrawn credit facilities and other off-balance sheet exposures (5)	96	90	2	188	91	129	1	221
See previous page for footnote references.

CIBC THIRD QUARTER 2024	69

$ millions, as at or for the nine months ended	2024 Jul. 31				2023 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$90	$142	$224	$456	$57	$69	$167	$293
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	11	(11)	(35)	(35)	9	(3)	(21)	(15)
Changes in model	–	4	11	15	1	–	1	2
Net remeasurement (2)	(79)	90	83	94	(20)	147	94	221
Transfers (2)
– to 12-month ECL	76	(75)	(1)	–	61	(60)	(1)	–
– to lifetime ECL performing	(7)	10	(3)	–	(14)	16	(2)	–
– to lifetime ECL credit-impaired	–	(6)	6	–	–	(6)	6	–
Total provision for (reversal of) credit losses (3)	1	12	61	74	37	94	77	208
Write-offs	–	–	(15)	(15)	–	–	(31)	(31)
Recoveries	–	–	7	7	–	–	5	5
Interest income on impaired loans	–	–	(21)	(21)	–	–	(12)	(12)
Foreign exchange and other	–	(1)	2	1	(2)	–	(6)	(8)
Balance at end of period	$91	$153	$258	$502	$92	$163	$200	$455
Personal
Balance at beginning of period	$174	$709	$181	$1,064	$137	$656	$146	$939
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	23	(43)	(30)	(50)	33	(43)	(21)	(31)
Changes in model	–	–	–	–	(1)	–	–	(1)
Net remeasurement (2)	(398)	487	339	428	(277)	363	260	346
Transfers (2)
– to 12-month ECL	427	(426)	(1)	–	309	(308)	(1)	–
– to lifetime ECL performing	(52)	56	(4)	–	(43)	48	(5)	–
– to lifetime ECL credit-impaired	–	(72)	72	–	–	(53)	53	–
Total provision for (reversal of) credit losses (3)	–	2	376	378	21	7	286	314
Write-offs	–	–	(404)	(404)	–	–	(304)	(304)
Recoveries	–	–	47	47	–	–	52	52
Interest income on impaired loans	–	–	(5)	(5)	–	–	(4)	(4)
Foreign exchange and other	5	1	(2)	4	(2)	(2)	(3)	(7)
Balance at end of period	$179	$712	$193	$1,084	$156	$661	$173	$990
Credit card
Balance at beginning of period	$181	$591	$–	$772	$159	$709	$–	$868
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	17	(26)	–	(9)	13	(59)	–	(46)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (2)	(260)	498	284	522	(388)	534	156	302
Transfers (2)
– to 12-month ECL	308	(308)	–	–	432	(432)	–	–
– to lifetime ECL performing	(53)	53	–	–	(44)	44	–	–
– to lifetime ECL credit-impaired	–	(160)	160	–	–	(179)	179	–
Total provision for (reversal of) credit losses (3)	12	57	444	513	13	(92)	335	256
Write-offs	–	–	(535)	(535)	–	–	(426)	(426)
Recoveries	–	–	91	91	–	–	91	91
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$193	$648	$–	$841	$172	$617	$–	$789
Business and government
Balance at beginning of period	$294	$864	$667	$1,825	$335	$490	$351	$1,176
Provision for (reversal of) credit losses
Originations net of repayments and other derecognitions (1)	14	(54)	(30)	(70)	24	(14)	(26)	(16)
Changes in model	12	29	–	41	(2)	5	–	3
Net remeasurement (2)(6)	(107)	404	349	646	(165)	464	405	704
Transfers (2)
– to 12-month ECL	139	(129)	(10)	–	156	(153)	(3)	–
– to lifetime ECL performing	(31)	36	(5)	–	(29)	43	(14)	–
– to lifetime ECL credit-impaired	–	(158)	158	–	–	(56)	56	–
Total provision for (reversal of) credit losses (3)	27	128	462	617	(16)	289	418	691
Write-offs	–	–	(749)	(749)	–	–	(128)	(128)
Recoveries	–	–	67	67	–	–	19	19
Interest income on impaired loans	–	–	(64)	(64)	–	–	(27)	(27)
Foreign exchange and other	(10)	(1)	6	(5)	(9)	(15)	(5)	(29)
Balance at end of period	$311	$991	$389	$1,691	$310	$764	$628	$1,702
Total ECL allowance (4)	$774	$2,504	$840	$4,118	$730	$2,205	$1,001	$3,936
Comprises:
Loans	$684	$2,407	$829	$3,920	$639	$2,076	$1,000	$3,715
Undrawn credit facilities and other off-balance sheet exposures (5)	90	97	11	198	91	129	1	221
See previous pages for footnote references.

70	CIBC THIRD QUARTER 2024

Inputs, assumptions and model techniques
We continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that elevated interest rates, the easing of inflationary pressures and geopolitical events will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements, as discussed below, continued to be required. See Note 5 to our consolidated financial statements in our 2023 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at July 31, 2024	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real gross domestic product (GDP) year-over-year growth
Canada (2)	1.3%	2.0%	2.3%	2.7%	0.0%	1.1%
United States	1.8%	2.0%	3.0%	2.9%	0.1%	1.0%
Unemployment rate
Canada (2)	6.2%	6.1%	5.7%	5.3%	7.2%	7.0%
United States	4.2%	4.0%	3.4%	3.2%	5.2%	4.7%
Canadian Housing Price Index year-over-year growth (2)	1.9%	3.1%	5.4%	7.8%	(2.2)%	1.3%
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	8.6%	5.9%	12.1%	9.6%	(0.7)%	(2.3)%
Canadian household debt service ratio	15.0%	14.8%	14.6%	14.5%	15.6%	15.1%
West Texas Intermediate Oil Price (US$)	$79	$74	$96	$115	$66	$60

As at April 30, 2024
Real GDP year-over-year growth
Canada (2)	1.0%	1.9%	2.3%	2.7%	(0.5)%	1.1%
United States	2.0%	2.0%	3.2%	2.9%	0.3%	0.8%
Unemployment rate
Canada (2)	6.1%	6.0%	5.3%	5.3%	7.3%	6.9%
United States	4.2%	4.0%	3.5%	3.2%	5.1%	4.7%
Canadian Housing Price Index year-over-year growth (2)	1.5%	3.1%	6.2%	8.0%	(5.3)%	1.6%
S&P 500 Index year-over-year growth rate	5.9%	5.9%	10.0%	9.7%	(6.7)%	(2.6)%
Canadian household debt service ratio	15.2%	14.6%	14.6%	14.3%	15.8%	15.0%
West Texas Intermediate Oil Price (US$)	$78	$75	$98	$131	$66	$57

As at October 31, 2023
Real GDP year-over-year growth
Canada (2)	0.6%	1.9%	2.0%	2.7%	(0.7)%	1.3%
United States	0.9%	1.7%	3.0%	3.1%	(0.8)%	0.9%
Unemployment rate
Canada (2)	6.1%	5.8%	5.3%	5.4%	7.1%	6.9%
United States	4.1%	4.0%	3.2%	3.2%	5.4%	4.9%
Canadian Housing Price Index year-over-year growth (2)	0.8%	3.0%	4.4%	5.4%	(7.8)%	0.4%
S&P 500 Index year-over-year growth rate	5.5%	5.9%	12.5%	11.1%	(2.5)%	(0.5)%
Canadian household debt service ratio	15.5%	14.8%	14.9%	14.5%	16.1%	15.0%
West Texas Intermediate Oil Price (US$)	$84	$76	$97	$110	$70	$58
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate ECLs reflects our expectations as at July 31, 2024, April 30, 2024, and October 31, 2023, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons.
Our underlying base case projection as at July 31, 2024 continues to be characterized by relatively slow real GDP growth in Canada as households continue to refinance mortgages at higher interest rates and cut back on discretionary purchases, and moderate growth in the U.S. which has generally been more resilient to higher interest rates. Our base case assumes that interest rates will continue to decline in the second half of calendar 2024, but remain at higher than pre-pandemic levels.
The downside case forecast assumes a mild recession and higher unemployment rates in Canada accompanied by a modest housing market correction and lower consumer spending resulting from past interest rate hikes. The downside case forecast for the U.S. assumes slow growth until the third calendar quarter of 2024 followed by a mild recession until the first quarter of 2025. The downside forecasts also reflect slower recoveries thereafter to lower levels of sustained economic activity and unemployment rates persistently above where they stood pre-pandemic. The upside scenario continues to reflect a better economic environment than the base case forecast.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to ease inflationary pressures, the economic impact from elevated interest rates, and geopolitical events are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.

CIBC THIRD QUARTER 2024	71

If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $261 million lower than the recognized ECL as at July 31, 2024 (October 31, 2023: $284 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $851 million higher than the recognized ECL as at July 31, 2024 (October 31, 2023: $926 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.
The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our risk management probability of default (PD) bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2023 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2024 Jul. 31					2023 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$153,269	$9,859	$–		$163,128	$150,022	$14,999	$–		$165,021
– Very low	79,170	8,675	–		87,845	74,149	9,107	–		83,256
– Low	9,489	4,110	–		13,599	10,817	5,112	–		15,929
– Medium	900	6,393	–		7,293	322	4,980	–		5,302
– High	40	1,401	–		1,441	–	1,100	–		1,100
– Default	–	–	832		832	–	–	585		585
– Not rated	2,706	198	204		3,108	2,630	219	202		3,051
Gross residential mortgages (3)(4)	245,574	30,636	1,036		277,246	237,940	35,517	787		274,244
ECL allowance	91	153	258		502	90	142	224		456
Net residential mortgages	245,483	30,483	778		276,744	237,850	35,375	563		273,788
Personal
– Exceptionally low	18,887	5	–		18,892	18,785	3	–		18,788
– Very low	4,399	11	–		4,410	4,389	12	–		4,401
– Low	11,021	4,334	–		15,355	11,031	4,311	–		15,342
– Medium	1,786	2,989	–		4,775	1,165	3,062	–		4,227
– High	452	1,427	–		1,879	211	1,624	–		1,835
– Default	–	–	265		265	–	–	214		214
– Not rated	756	24	32		812	723	24	33		780
Gross personal (4)	37,301	8,790	297		46,388	36,304	9,036	247		45,587
ECL allowance	151	701	193		1,045	141	695	181		1,017
Net personal	37,150	8,089	104		45,343	36,163	8,341	66		44,570
Credit card
– Exceptionally low	4,666	–	–		4,666	4,279	–	–		4,279
– Very low	1,172	–	–		1,172	1,061	–	–		1,061
– Low	7,166	36	–		7,202	6,642	35	–		6,677
– Medium	3,210	2,952	–		6,162	2,626	2,953	–		5,579
– High	5	857	–		862	6	777	–		783
– Default	–	–	–		–	–	–	–		–
– Not rated	156	6	–		162	153	6	–		159
Gross credit card	16,375	3,851	–		20,226	14,767	3,771	–		18,538
ECL allowance	177	612	–		789	166	519	–		685
Net credit card	16,198	3,239	–		19,437	14,601	3,252	–		17,853
Business and government
– Investment grade	99,910	568	–		100,478	99,322	512	–		99,834
– Non-investment grade	94,646	9,817	–		104,463	91,920	7,190	–		99,110
– Watchlist	52	3,578	–		3,630	101	4,478	–		4,579
– Default	–	–	1,424		1,424	–	–	1,956		1,956
– Not rated	189	25	–		214	192	15	–		207
Gross business and government (3)(5)	194,797	13,988	1,424		210,209	191,535	12,195	1,956		205,686
ECL allowance	265	941	378		1,584	253	824	667		1,744
Net business and government	194,532	13,047	1,046		208,625	191,282	11,371	1,289		203,942
Total net amount of loans	$493,363	$54,858	$1,928		$550,149	$479,896	$58,339	$1,918		$540,153
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $19 million (October 31, 2023: $22 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $18 million were recognized as at
July
 3
1
, 2024 (October 31, 2023: $20 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at
July
 3
1
, 2024 and October 31, 2023. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $15 million (October 31, 2023: $13 million) which were included in Other assets on our interim consolidated balance sheet.
(3)
Includes $4 million (October 31, 2023: $3 million) of residential mortgages and $423 million (October 31, 2023: $270 million) of business and government loans that are measured and designated at FVTPL.

(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $162 million (October 31, 2023: $10,816 million).

72	CIBC THIRD QUARTER 2024

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2024 Jul. 31				2023 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$165,381	$34	$–	$165,415	$159,254	$7	$–	$159,261
– Very low	16,283	45	–	16,328	15,367	26	–	15,393
– Low	10,769	1,386	–	12,155	10,723	1,405	–	12,128
– Medium	1,500	872	–	2,372	1,256	986	–	2,242
– High	317	537	–	854	118	763	–	881
– Default	–	–	41	41	–	–	37	37
– Not rated	528	7	–	535	506	6	–	512
Gross retail	194,778	2,881	41	197,700	187,224	3,193	37	190,454
ECL allowance	44	47	–	91	48	86	–	134
Net retail	194,734	2,834	41	197,609	187,176	3,107	37	190,320
Business and government
– Investment grade	147,300	528	–	147,828	147,206	361	–	147,567
– Non-investment grade	64,489	2,864	–	67,353	56,707	2,097	–	58,804
– Watch list	27	914	–	941	7	1,000	–	1,007
– Default	–	–	298	298	–	–	161	161
– Not rated	923	43	–	966	614	30	–	644
Gross business and government	212,739	4,349	298	217,386	204,534	3,488	161	208,183
ECL allowance	46	50	11	107	41	40	–	81
Net business and government	212,693	4,299	287	217,279	204,493	3,448	161	208,102
Total net undrawn credit facilities and other off-balance sheet exposures	$407,427	$7,133	$328	$414,888	$391,669	$6,555	$198	$398,422
Note 7. Deposits
(1)(2)

$ millions, as at				2024 Jul. 31	2023 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	Total	Total
Personal	$13,765	$129,158	$107,308	$250,231	$239,035
Business and government (7)	97,744	107,313	209,121	414,178	412,561
Bank	15,196	307	12,000	27,503	22,296
Secured borrowings (8)	–	–	51,534	51,534	49,484
	$126,705	$236,778	$379,963	$743,446	$723,376
Comprises:
Held at amortized cost				$705,080	$687,737
Designated at fair value				38,366	35,639
				$743,446	$723,376
Total deposits include (9) :
Non-interest-bearing deposits
Canada				$81,319	$84,165
U.S.				11,983	12,816
Other international				5,765	5,821
Interest-bearing deposits
Canada				516,785	488,490
U.S.				93,274	95,109
Other international				34,320	36,975
				$743,446	$723,376
(1)
Includes deposits of $274.3 billion (October 31, 2023: $258.4 billion) denominated in U.S. dollars and deposits of $48.3 billion (October 31, 2023: $53.6 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $0.5 billion (October 31, 2023: $1.6 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $60.5 billion (October 31, 2023: $60.8 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)
Includes $14.6 billion (October 31, 2023: $14.6 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(8)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

CIBC THIRD QUARTER 2024	73

Note 8. Subordinated indebtedness
On January 16, 2024, we issued $1.25 billion principal amount of 5.30% Debentures due January 16, 2034. The Debentures bear interest at a fixed rate of 5.30%
per annum
(paid semi-annually) until January 16, 2029, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.02% per annum (paid quarterly) thereafter until maturity on January 16,
2034.
On June 12, 2024, we issued $
1.0
 billion principal amount of
4.90
% Debentures due
June 12, 2034
. The Debentures bear interest at a fixed rate of
4.90
%
per annum (paid semi-annually)
until June 12, 2029, and at Daily Compounded CORRA plus
1.56
%
per annum (paid quarterly)
thereafter until maturity on June 12, 2034.
On June 19, 2024, we redeemed
 all
 $
1.5
billion of our
2.95
% Debentures due
June 19, 2029
.
 In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
On July 11, 2024, we redeemed all $36 million (TT$175 million) of the
5.75% Debentures due July 11, 2024
, issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, guaranteed on a subordinated basis by CIBC Caribbean Bank Limited. In accordance with their terms, the Debentures were redeemed at

100
%
of their principal amount, plus accrued and unpaid interest thereon.
Note 9. Share capital
Common shares

	For the three months ended				For the nine months ended
$ millions, except number of shares		2024 Jul. 31	2023 Jul. 31			2024 Jul. 31		2023 Jul. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	943,002,419	$16,813	917,769,363	$15,389	931,098,941	$16,082	906,040,097	$14,726
Issuance pursuant to:
Equity-settled share-based compensation plans (1)	204,180	12	340,410	17	897,057	49	533,234	26
Shareholder investment plan (2)	651,277	45	5,197,202	294	10,462,890	652	15,281,015	862
Employee share purchase plan	688,578	46	805,620	46	2,146,385	136	2,254,186	132
	944,546,454	$16,916	924,112,595	$15,746	944,605,273	$16,919	924,108,532	$15,746
Treasury shares	43,463	3	(78,660)	(4)	(15,356)	–	(74,597)	(4)
Balance at end of period	944,589,917	$16,919	924,033,935	$15,742	944,589,917	$16,919	924,033,935	$15,742
(1)	2023 includes the settlement of contingent consideration related to prior acquisitions.
(2)
Commencing with the dividends paid on July 29, 2024, common shares received by participants under the Shareholder investment plan were issued from Treasury without a discount. Previously, common shares received by participants under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Shareholder investment plan were issued from Treasury at a
2
% discount to the Average Market Price as defined in the Shareholder investment plan.

Preferred shares and other equity instruments
Issuance
Non-cumulative Rate Reset Class A Preferred Shares Series 57 (NVCC) (Series 57 shares)
On March 12, 2024, we issued 500,000 Non-cumulative Rate Reset Class A Preferred Shares Series 57 (NVCC) (Series 57 shares) with a par value of $1,000.00 per share, for gross proceeds of $500 million. For the initial five-year period to April 12, 2029, the Series 57 shares pay semi-annual cash dividends on the 12th day of April and October in each year, as declared, at a rate of 7.337%. The first dividend, if declared, will be payable on October 12, 2024. On April 12, 2029, and on April 12 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.90%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 57 shares at par during the period from March 12, 2029 to and including April 12, 2029 and during the period from March 12 to and including April 12 every five years thereafter.
6.987% Limited Recourse Capital Notes Series 4 (NVCC) (subordinated indebtedness) (LRCN Series 4 Notes)
On June 25, 2024, we issued $500 million principal amount of 6.987% Limited Recourse Capital Notes Series 4 (NVCC) (subordinated indebtedness). The LRCN Series 4 Notes mature on July 28, 2084, and bear interest at a fixed rate of 6.987% per annum (paid semi-annually) until July 28, 2029. Starting on July 28, 2029, and every five years thereafter until July 28, 2079, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 3.70% per annum.
Concurrently with the issuance of the LRCN Series 4 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 58 (NVCC) (the Series 58 Preferred Shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 58 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for the LRCN Series 4 Notes when due, the sole remedy of each LRCN Series 4 Note holder is limited to that holder’s proportionate share of the Series 58 Preferred Shares held in the Limited Recourse Trust.
Subject to regulatory approval, we may redeem the LRCN Series 4 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2029, at par.
The LRCN Series 4 Notes and the Series 58 Preferred Shares carry standard NVCC provisions necessary for them to qualify as additional Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 58 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 4 Note holders, into a variable number of common shares that will be delivered to LRCN Series 4 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 4 Notes. All claims of LRCN Series 4 Note holders against CIBC under the LRCN Series 4 Notes will be extinguished upon receipt of such common shares.

74	CIBC THIRD QUARTER 2024

The LRCN Series 4 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 4 Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 58 Preferred Shares held in the Limited Recourse Trust. The liability component of the LRCN Series 4 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 4 Notes have been presented as equity on the interim consolidated balance sheet, and any interest payments paid thereon are accounted for as equity distributions.
Redemption
Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)
On April 30, 2024, we redeemed all 13 million Series 49 shares, at a redemption price of $25.00 per Series 49 share, for a total redemption cost of $325 million.
Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)
On
July 31, 2024, we redeemed all 10 million Series 51 shares, at a redemption price of $25.00 per Series 51 share, for a total redemption cost of $250 million.
Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)
On
July 31, 2024, we redeemed all 16 million Series 39 shares, at a redemption price of $25.00 per Series 39 share, for a total redemption cost of $400 million.
Regulatory capital, leverage and total loss absorbing capacity (TLAC) ratios
Our capital, leverage and TLAC ratios are presented in the table below:

$ millions, as at		2024 Jul. 31	2023 Oct. 31
Common Equity Tier 1 (CET1) capital		$43,784	$40,327
Tier 1 capital	A	48,751	45,270
Total capital		56,145	52,119
Total risk-weighted assets (RWA)	B	329,202	326,120
CET1 ratio		13.3%	12.4%
Tier 1 capital ratio		14.8%	13.9%
Total capital ratio		17.1%	16.0%
Leverage ratio exposure	C	$1,133,983	$1,079,103
Leverage ratio	A/C	4.3%	4.2%
TLAC available	D	$99,150	$100,176
TLAC ratio	D/B	30.1%	30.7%
TLAC leverage ratio	D/C	8.7%	9.3%
Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 3.5%, which was increased from 3.0% effective November 1, 2023. The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for the CET1, Tier 1, and Total capital ratios are 11.5%, 13.0%, and 15.0%, respectively.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.5%, including a 0.5% D-SIB buffer.
Under the TLAC guideline, OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (3.5% as noted above), and a minimum TLAC leverage ratio of 7.25%.
These targets may be higher for certain institutions at OSFI’s discretion. During the quarter ended July 31, 2024, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC THIRD QUARTER 2024	75

Note 10. Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$47	$47	$53	$1	$1	$2	$142	$159	$3	$4
Net interest (income) expense	(16)	(15)	(19)	6	6	5	(47)	(60)	18	17
Interest expense on effect of asset ceiling	1	–	1	–	–	–	1	1	–	–
Plan administration costs	2	2	1	–	–	–	6	5	–	–
Net defined benefit plan expense (income) recognized in net income	$34	$34	$36	$7	$7	$7	$102	$105	$21	$21
Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31

Defined contribution pension plans	$17	$16	$12	$55	$44
Government pension plans (1)	52	52	50	147	149
Total defined contribution plan expense	$69	$68	$62	$202	$193
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2024 Jul. 31	2024 Apr. 30 (2)	2023 Jul. 31	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31	2024 Jul. 31 (2)	2023 Jul. 31	2024 Jul. 31	2023 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans

Net actuarial gains (losses) on defined benefit obligations	$(294)	$267	$231	$(15)	$12	$14	$(726)	$(284)	$(38)	$(12)
Net actuarial gains (losses) on plan assets	549	(262)	(220)	–	–	–	913	113	–	–
Changes in asset ceiling excluding interest income	(2)	1	–	–	–	–	(2)	(1)	–	–
Net remeasurement gains (losses) recognized in OCI	$253	$6	$11	$(15)	$12	$14	$185	$(172)	$(38)	$(12)
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

(2)	Net of the transfer of the accumulated actuarial losses of $5 million to retained earnings upon the settlement of a pension plan for one of our subsidiaries.
Note 11. Income taxes
The Canada Revenue Agency (CRA) has reassessed CIBC’s 2011–2019 taxation years for approximately
 $1,847
million of income taxes related to the denial of deductions of certain dividends. Subsequent taxation years may also be similarly reassessed. CIBC filed a Notice of Appeal in respect of its 2011 taxation year to put the matter in litigation. CIBC is confident that its tax filing positions are appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
As previously reported, potential aggregate exposure remaining in respect of foreign exchange capital loss matters is approximately

$74
million. No amounts have been accrued in the interim consolidated financial statements.
In prior years, the CRA issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). The CRA later entered into a settlement agreement with CIBC in respect to the portion of the Enron expenses deductible in Canada. CIBC has been working with the Internal Revenue Service to settle the portion of the Enron expenses deductible in the U.S. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Bill C-59, which included certain tax measures from the 2023 fall economic statement and 2023 federal budget, was enacted on June 20, 2024. Bill C-59 included the denial of the dividends received deduction in respect of Canadian shares held by Canadian banks as mark-to-market property, as well as a 2% tax on certain share buy backs, each with an application date of January 1, 2024. Additional proposals in respect of the buy back tax were released on August 12, 2024. The impact of the denial of the dividends received deduction was reflected in income tax expense in the third quarter of
2024.

76	CIBC THIRD QUARTER 2024

Bill
C-69, which included certain tax measures from the 2024 federal budget and the 2023 fall economic statement, as well as other tax measures, including the Global Minimum Tax Act (GMTA), was also enacted on June 20, 2024. The GMTA implements the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two
15%
 global minimum tax regime in Canada. Additional proposals in respect of the GMTA were released on August 12, 2024. The Pillar Two rules are in different stages of adoption globally by more than 135 OECD member countries. Canada and certain other countries have enacted Pillar Two legislation that will apply to CIBC beginning in fiscal year 2025. Some countries have not yet released draft legislation and other countries have released proposals that are not yet enacted. We continue to monitor and review the adoption of the Pillar Two regime across the jurisdictions in which we operate, and we continue to evaluate any impact on our global operations, which is not reasonably estimable at this time.
Note 12. Earnings per share

	For the three months ended			For the nine months ended
$ millions, except number of shares and per share amounts	2024 Jul. 31	2024 Apr. 30	2023 Jul. 31 (1)	2024 Jul. 31	2023 Jul. 31 (1)
Basic earnings per share
Net income attributable to equity shareholders	$1,786	$1,739	$1,422	$5,241	$3,524
Less: Preferred share dividends and distributions on other equity instruments	63	61	66	191	205
Net income attributable to common shareholders	$1,723	$1,678	$1,356	$5,050	$3,319
Weighted-average common shares outstanding (thousands)	943,467	937,849	918,551	937,696	912,542
Basic earnings per share	$1.83	$1.79	$1.48	$5.39	$3.64
Diluted earnings per share
Net income attributable to common shareholders	$1,723	$1,678	$1,356	$5,050	$3,319
Weighted-average common shares outstanding (thousands)	943,467	937,849	918,551	937,696	912,542
Add: Stock options potentially exercisable (2) (thousands)	2,317	1,964	368	1,596	594
Add: Equity-settled consideration (thousands)	–	–	144	–	215
Weighted-average diluted common shares outstanding (thousands)	945,784	939,813	919,063	939,292	913,351
Diluted earnings per share	$1.82	$1.79	$1.47	$5.38	$3.63
(1)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.
(2)
Excludes average options outstanding of 2,553,244 (April 30, 2024: 2,553,244; July 31, 2023: 6,824,114) with a weighted-average exercise price of $70.05 (April 30, 2024: $70.05; July 31, 2023: $63.24) for the quarter ended July 31, 2024, and average options outstanding of 2,553,244 (July 31, 2023: 6,472,004) with a weighted-average price of $70.05 (July 31, 2023: $63.45) for the nine months ended July 31, 2024, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13. Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 22 to the consolidated financial statements included in our 2023 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters, except for income tax examinations and disputes, which are addressed in Note 19 to the consolidated financial statements included in our 2023 Annual Report and Note 11 to our interim consolidated financial statements.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.6 billion as at July 31, 2024. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at July 31, 2024, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements included in our 2023 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

CIBC THIRD QUARTER 2024	77

The following developments related to our significant legal proceedings occurred since the issuance of our 2023 annual consolidated financial statements:
•
Order Execution Only class actions: Pozgaj
was certified as a class action in January 2024. In January 2024, the Ontario Divisional Court dismissed the plaintiff’s appeal of the decision denying certification in
Frayce
. In February 2024, the plaintiff filed leave to appeal the decision in
Frayce
. The
Ciardullo
and
Ciardullo and Aggarwal
actions have been discontinued. The temporary stay of the
Woodard
action has been lifted.

•	Salko v. CIBC Investor Services Inc., et al.: The plaintiffs’ appeal of the certification decision was heard in December 2023. The Court reserved its decision.
•	Campbell v. CIBC: The certification motion scheduled for February 2024 was adjourned. The matter was certified as a class action in June 2024.
Other than the items described above, there are no significant developments in the matters identified in Note 22 to the consolidated financial statements included in our 2023 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2023 annual consolidated financial statements.
Note 14. Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the nine months ended
$ millions		2024 Jul. 31		2024 Apr. 30		2023 Jul. 31		2024 Jul. 31		2023 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense

Measured at amortized cost (1)(2)	$11,435	$9,351	$11,032	$8,974	$10,322	$8,006	$33,523	$27,263	$28,810	$21,890
Debt securities measured at FVOCI (1)	976	n/a	905	n/a	697	n/a	2,748	n/a	1,955	n/a
Other (3)	1,036	564	836	518	600	377	2,683	1,629	1,797	1,044
Total	$13,447	$9,915	$12,773	$9,492	$11,619	$8,383	$38,954	$28,892	$32,562	$22,934
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 15. Segmented information
CIBC has four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels, to help make their ambitions a reality.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate companies, entrepreneurs, high-net-worth individuals and families, as well as operating personal and small business banking services in six U.S. markets.
Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

78	CIBC THIRD QUARTER 2024

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total
2024	Net interest income (1)	$2,010	$539	$477	$134	$372	$3,532
Jul. 31	Non-interest income (2)	588	910	249	1,214	111	3,072
	Total revenue (1)	2,598	1,449	726	1,348	483	6,604
	Provision for credit losses	338	42	47	45	11	483
	Amortization and impairment (3)	58	1	25	2	231	317
	Other non-interest expenses	1,330	761	391	768	115	3,365
	Income (loss) before income taxes	872	645	263	533	126	2,439
	Income taxes (1)	244	177	48	145	30	644
	Net income (loss)	$628	$468	$215	$388	$96	$1,795
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$9	$9
	Equity shareholders	628	468	215	388	87	1,786
	Average assets (4)(5)	$324,702	$95,071	$61,793	$332,151	$198,295	$1,012,012
2024	Net interest income (1)	$1,899	$442	$458	$420	$62	$3,281
Apr. 30	Non-interest income (2)	577	942	208	1,068	88	2,883
	Total revenue (1)	2,476	1,384	666	1,488	150	6,164
	Provision for credit losses	270	37	186	16	5	514
	Amortization and impairment (3)	58	1	25	2	202	288
	Other non-interest expenses	1,261	719	371	704	158	3,213
	Income (loss) before income taxes	887	627	84	766	(215)	2,149
	Income taxes (1)	238	171	(9)	206	(206)	400
	Net income (loss)	$649	$456	$93	$560	$(9)	$1,749
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	649	456	93	560	(19)	1,739
	Average assets (4)(5)	$322,626	$93,490	$60,417	$315,144	$198,345	$990,022
2023	Net interest income (loss) (1)	$1,898	$443	$477	$461	$(43)	$3,236
Jul. 31 (6)	Non-interest income (2)	516	907	189	894	110	2,616
	Total revenue (1)	2,414	1,350	666	1,355	67	5,852
	Provision for credit losses	423	40	255	6	12	736
	Amortization and impairment (3)	58	–	26	2	188	274
	Other non-interest expenses	1,245	674	319	671	124	3,033
	Income (loss) before income taxes	688	636	66	676	(257)	1,809
	Income taxes (1)	189	169	(7)	182	(156)	377
	Net income (loss)	$499	$467	$73	$494	$(101)	$1,432
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	499	467	73	494	(111)	1,422
	Average assets (4)(5)	$320,832	$91,995	$60,637	$283,129	$187,047	$943,640

$ millions, for the nine months ended
2024	Net interest income (1)	$5,836	$1,430	$1,400	$912	$484	$10,062
Jul. 31	Non-interest income (2)	1,735	2,777	673	3,485	257	8,927
	Total revenue (1)	7,571	4,207	2,073	4,397	741	18,989
	Provision for credit losses	937	99	477	69	–	1,582
	Amortization and impairment (3)	174	2	73	6	626	881
	Other non-interest expenses	3,813	2,149	1,217	2,182	406	9,767
	Income (loss) before income taxes	2,647	1,957	306	2,140	(291)	6,759
	Income taxes (1)	720	535	7	580	(355)	1,487
	Net income (loss)	$1,927	$1,422	$299	$1,560	$64	$5,272
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$31	$31
	Equity shareholders	1,927	1,422	299	1,560	33	5,241
	Average assets (4)(5)	$323,475	$93,633	$60,454	$319,995	$197,263	$994,820
2023	Net interest income (1)	$5,339	$1,360	$1,413	$1,558	$(42)	$9,628
Jul. 31 (6)	Non-interest income (2)	1,619	2,677	607	2,640	314	7,857
	Total revenue (1)	6,958	4,037	2,020	4,198	272	17,485
	Provision for credit losses	704	132	601	15	17	1,469
	Amortization and impairment (3)	178	1	87	5	562	833
	Other non-interest expenses	3,689	2,011	992	1,982	1,402	10,076
	Income (loss) before income taxes	2,387	1,893	340	2,196	(1,709)	5,107
	Income taxes (1)	660	505	11	593	(216)	1,553
	Net income (loss)	$1,727	$1,388	$329	$1,603	$(1,493)	$3,554
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$30	$30
	Equity shareholders	1,727	1,388	329	1,603	(1,523)	3,524
	Average assets (4)(5)	$318,781	$91,198	$60,489	$284,418	$188,421	$943,307
(1)
Capital Markets and Direct Financial Services net interest income and income taxes includes a reversal of a taxable equivalent basis
(TEB) adjustment of $123 million for the three months ended July 31, 2024 (April 30, 2024: includes a TEB adjustment of $71 million; July 31, 2023: includes a TEB adjustment of $66 million) and includes a TEB adjustment of $16 million for the nine months ended July 31, 2024 (July 31, 2023: includes a TEB adjustment of $192 million) with equivalent offsets in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.
(6)	Certain comparative amounts have been restated to reflect the adoption of IFRS 17 in the first quarter of 2024. See Note 1 to the interim consolidated financial statements for additional details.

CIBC THIRD QUARTER 2024	79

TO REACH US:
Corporate Secretary
: Shareholders may e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call 416-813-3743, or e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 29, 2024 at 8:00 a.m. (ET). The call will be available in English
(416-340-2217,
or
toll-free
1-800-806-5484,
passcode 1073773#) and French
(514-392-1587,
or
toll-free
1-800-898-3989,
passcode 5601311#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 12, 2024. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 8797228#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 6432963#.
Audio Webcast
: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 29, 2024 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 3, 2025.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in Debt
: Information on CIBC’s bail-in debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information; Bail-in Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: shareholderinquiries@tmx.com.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by e-mail at shareholderinquiries@tmx.com.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

May 1/24	$64.79

Jun. 3/24	$67.16

Jul. 2/24	$65.94

Jul. 29/24		$69.84

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com